SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 03, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)
DFP.- STANDARDIZED FINANCIAL STATEMENTS	Corporate Law
TRADE COMPANY, INDUSTRIAL AND OTHERS	Reference Date - 12/31/2007

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - CORPORATE TAXPAYER ID (CNPJ) 02.570.688/0001-70
4 – NIRE 5.330.000.581-8

01.02 - ADRESS OF COMPANY’S HEADQUARTERS

1 - COMPLETE ADDRESS: SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP code 71215-000	4 - CITY BRASILIA			5 - STATE DF
6 - AREA CODE (DDD) 061	7 - TELEPHONE 3415-1010	8 - TELEPHONE 3415-1256	9 - TELEPHONE 3415-1119	10 - TELEX
11 - AREA CODE (DDD) 061	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTORS RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 - COMPLETE ADDRESS: SIA/SUL - ASP - LOTE D- BL B – 2º ANDAR			3 - DISTRICT SIA
4 - ZIP code 71215-000	5 – CITY BRASILIA			6 - STATE DF
7 - AREA CODE (DDD) 061	8 - TELEPHONE 3415-1010	9 - TELEPHONE 3415-1140	10 - TELEPHONE	11 - TELEX
12 - AREA CODE (DDD) 061	13 - FAX 3415-1593	14 - FAX	15 - FAX
15 - E-MAIL ri@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

YEAR	1 – SOCIAL YEAR START DATE	2 – SOCIAL YEAR END DATE
1 – Last	01/01/2007	12/31/2007
2 – Penultimate	01/01/2006	12/31/2006
3 –Antepenultimate	01/01/2005	12/31/2005
4 - AUDITOR NAME/COMPANY NAME Deloitte Touche Tohmatsu Auditores Independentes		5 - CVM CODE 00385-9
6 - NAME OF THE TECHNICAL RESPONSIBLE Marco Antonio Brandão Simurro		7 - INDIVIDUAL TAXPAYER ID (CPF) OF THE TECH. RESPONSIBLE TECHNICIAN 755.400.708-44

PAGE: 1

01.05 - COMPOSITION OF CAPITAL STOCK

Number of Shares (Units)	1 12/31/2007	2 12/31/2006	3 12/31/2005
Issued Capital
1 - Common shares	134,031,688	134,031,688,203	134,031,688,203
2 - Preferred shares	229,937,525	229,937,525,684	229,937,525,684
3 - Total	363,969,213	363,969,213,887	363,969,213,887
Treasury Shares
4 - Common shares	1,480,800	1,480,800,000	1,480,800,000
5 - Preferred shares	0	0	0
6 - Total	1,480,800	1,480,800,000	1,480,800,000

01.06 - COMPANY’S CHARACTERISTICS

1 - COMPANY TYPE Trade, Industrial and Other Companies
2 – SITUATION TYPE Operating
3 - SHAREHOLDING NATURE Brazilian Holding
4 - ACTIVITY CODE 1130 - Telecommunications
6 - CONSOLIDATED TYPE Total

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CORPORATE TAXPAYER ID (CNPJ)	3 - COMPANY NAME

01.08 - CASH INCOME

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - INCOME	5-PAYM. START	6 - SHARE TYPE AND CLASS SHARE	7 - INCOME VALUE PER SHARE
01	RD	01/31/2007	Interest on Shareholder’s Equity		ON	0.4399037152
02	RD	01/31/2007	Interest on Shareholder’s Equity		PN	0.4399037152
03	RD	12/28/2007	Interest on Shareholder’s Equity		ON	0.3486870075
04	RD	12/28/2007	Interest on Shareholder’s Equity		PN	0.3486870075
05	PROPOSAL		Dividend		ON	1.0482847605
06	PROPOSAL		Dividend		PN	1.0482847605

PAGE: 2

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE 01/29/2008	2 - SIGNATURE

PAGE: 3

02.01 - BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 – 12/31/2006	5 - 12/31/2005
1	Total Assets	6,086,459	5,767,756	6,030,378
1.01	Current Assets	1,959,747	1,724,840	1,263,826
1.01.01	Cash, Bank and Temporary Cash Investments	987,514	1,432,344	883,690
1.01.01.01	Cash and Bank	702	740	208
1.01.01.02	Temporary Cash Investments	986,812	1,431,604	883,482
1.01.02	Credits	0	0	0
1.01.02.01	Clients	0	0	0
1.01.02.02	Sundry Credits	0	0	0
1.01.03	Inventories	0	0	0
1.01.04	Others	972,233	292,496	380,136
1.01.04.01	Deferred and Recoverable Taxes	13,683	42,915	154,167
1.01.04.02	Dividends Receivable	474,247	241,145	220,708
1.01.04.03	Escrow Deposits	40	0	0
1.01.04.04	Short Term Investments	475,389	0	0
1.01.04.05	Other Assets	8,874	8,436	5,261
1.02	Non-Current Assets	4,126,712	4,042,916	4,766,552
1.02.01	Long-Term Assets	346,806	285,534	1,020,246
1.02.01.01	Sundry Credits	0	0	0
1.02.01.02	Credits with Related Parties	0	0	619,257
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0	0
1.02.01.02.02	From Subsidiaries	0	0	619,257
1.02.01.02.03	From Other Related Parties	0	0	0
1.02.01.03	Others	346,806	285,534	400,989
1.02.01.03.01	Loans and Financing	0	0	101,098
1.02.01.03.02	Deferred and Recoverable Taxes	341,191	279,655	284,595
1.02.01.03.03	Escrow Deposits	5,615	5,284	15,296
1.02.01.03.04	Other Assets	0	595	0
1.02.02	Permanent Assets	3,779,906	3,757,382	3,746,306
1.02.02.01	Investments	3,779,118	3,756,338	3,745,018
1.02.02.01.01	Direct and Indirect Associated Companies	0	0	0
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0	0
1.02.02.01.03	Subsidiaries	3,771,114	3,748,789	3,737,948
1.02.02.01.04	Subsidiaries - Goodwill	0	0	0
1.02.02.01.05	Other Investments	8,004	7,549	7,070
1.02.02.02	Property, Plant and Equipment	778	1,004	1,219
1.02.02.03	Intangible Assets	10	40	69
1.02.02.04	Deferred Charges	0	0	0

PAGE: 4

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2	Total Liabilities	6,086,459	5,767,756	6,030,378
2.01	Current Liabilities	824,149	477,562	738,414
2.01.01	Loans and Financing	0	0	143
2.01.02	Debentures	0	0	279,902
2.01.03	Suppliers	437	140	1,367
2.01.04	Taxes, Duties and Contributions	18	165	59,617
2.01.04.01	Indirect Taxes	18	165	26,959
2.01.04.02	Taxes on Income	0	0	32,658
2.01.05	Dividends	725,922	442,681	343,939
2.01.06	Provisions	15	13	11
2.01.06.01	Provisions for Contingencies	15	13	11
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Others	97,757	34,563	53,435
2.01.08.01	Payroll and Related Accruals	21	19	74
2.01.08.02	Consignment in Favor of Third Parties	22,349	34,258	52,921
2.01.08.04	Other Liabilities	75,387	286	440
2.02	Non-Current Liabilities	15,797	12,010	41,869
2.02.01	Long-Term Liabilities	15,797	12,010	41,869
2.02.01.01	Loans and Financing	0	0	69
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	5,011	4,247	3,210
2.02.01.03.01	Provisions for Contingencies	5,011	4,247	3,210
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Others	10,786	7,763	38,590
2.02.01.06.01	Indirect Taxes	6,560	6,465	14,924
2.02.01.06.02	Taxes on Income	4,226	1,298	23,666
2.02.02	Deferred Income	0	0	0
2.04	Shareholders’ Equity	5,246,513	5,278,184	5,250,095
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272	2,596,272
2.04.02	Capital Reserves	309,178	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961	306,961
2.04.02.03	Other Capital Reserves	2,217	2,217	2,217
2.04.03	Revaluation Reserves	0	0	0
2.04.03.01	Owned Assets	0	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.04.04	Revenue Reserves	265,964	306,349	282,667
2.04.04.01	Legal	265,964	232,169	208,487
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	From Profits to Realize	0	74,180	74,180

PAGE: 5

1 - CODE	2 - DESCRIPTION	3 -12/31/2007	4 -12/31/2006	5 -12/31/2005
2.04.04.05	Profit Retention	0	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	0	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,075,099	2,066,385	2,061,978
2.04.06	Advance for Future Capital Increase	0	0	0

PAGE: 6

03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01.01.07 to 12.31.07	4 - 01/01/2006 to 12.31.06	5 - 01.01.05 to 12.31.05
3.01	Gross Revenue from Sales and/or Services	0	0	0
3.02	Deductions from Gross Revenue	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0
3.05	Gross Profit	0	0	0
3.06	Operating Expenses/Revenues	404,434	70,946	(585,178)
3.06.01	Selling Expenses	0	0	0
3.06.02	General and Administrative Expenses	(18,405)	(16,618)	(28,047)
3.06.02.01	Management Compensation	(1,448)	(1,408)	(2,943)
3.06.02.02	Other General and Administrative Expenses	(16,957)	(15,210)	(25,104)
3.06.03	Financial	(109,602)	(204,790)	(358,937)
3.06.03.01	Financial Income	341,366	286,669	332,885
3.06.03.02	Financial Expenses	(450,968)	(491,459)	(691,822)
3.06.04	Other Operating Income	2,746	7,027	5,546
3.06.05	Other Operating Expenses	(1,824)	(1,918)	(4,246)
3.06.06	Equity Income	531,519	287,245	(199,494)
3.07	Operating Income	404,434	70,946	(585,178)
3.08	Non-Operating Income	(516)	554	2,465
3.08.01	Revenues	617	554	2.685
3.08.02	Expenses	(1,133)	0	(220)
3.09	Income Before Tax and Minority Interests	403,918	71,500	(582,713)
3.10	Provision for Income and Social Contribution	(64,312)	(11,246)	(14,170)
3.11	Deferred Income Tax	0	0	0
3.12	Statutory Interest/Contributions	0	0	0
3.12.01	Interests	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	336,300	413,400	569,000
3.15	Income (Loss) for the Period	675,906	473,654	(27,883)
	OUTSTANDING SHARES AT BALANCE SHEET DATE	362,488,413	362,488,414	362,488,414
	EARNINGS PER SHARE (REAIS)	1.86463	1.13100
	LOSS PER SHARE (REAIS)			(0.0800)

PAGE: 7

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (Reais Thousand)

1 - CODE	2 - DESCRIPTION	3 - 01.01.07 to 12.31.07	4 - 01/01/2006 to 12.31.06	5 - 01.01.05 to 12.31.05
4.01	Sources	623,668	1,186,784	1,036,611
4.01.01	Of the Operations	55,856	157,634	182,388
4.01.01.01	Net Income	675,906	473,654	(27,883)
4.01.01.02	Items not Affecting Working Capital	(620,050)	(316,020)	210,271
4.01.01.02.01	Depreciation and Amortization	256	312	2,085
4.01.01.02.02	Deferred Taxes	(1,660)	(28,822)	(9,767)
4.01.01.02.03	Equity in Subsidiaries	(531,519)	(287,245)	199,494
4.01.01.02.04	Provision for Contingencies	1,214	919	1,066
4.01.01.02.05	Monetary Variation and Interest on Long-Term items	(19,099)	(630)	19,857
4.01.01.02.06	Loss (Gain) on Disposal of Permanent Assets	(454)	(494)	(77)
4.01.01.02.07	Losses (Gains) on Investments	970	(60)	(2,387)
4.01.01.02.08	Tax Recovered	(69,758)	0	0
4.01.02	Of the Shareholders	0	0	0
4.01.03	From third Parties	567,812	1,029,150	854,223
4.01.03.02	Transfer from Long-Term to Current Assets	49,490	748,264	422,122
4.01.03.03	Declared Dividends and Interest on Capital receivable	474,246	241,145	357,851
4.01.03.04	Others	44,076	39,741	74,250
4.02	Uses	735,348	464,918	1,186,178
4.02.01	Increase of Long-Term Assets	17,592	595	67,865
4.02.02	Increase of Permanent Assets	1,385	68	331
4.02.03	Dividends/Interest on Shareholders’ Equity	716,291	449,972	869,000
4.02.04	Transfer from Long-Term to Current Liabilities	80	14,283	248,982
4.03	Increase (Decrease) in Working Capital	(111,680)	721,866	(149,567)
4.04	Current Assets Variation	234,907	461,014	72,840
4.04.01	Current Assets at the Beginning of the Period	1,724,840	1,263,826	1,190,986
4.04.02	Current Assets at the End of the Period	1,959,747	1,724,840	1,263,826
4.05	Current Liabilities Variation	346,587	(260,852)	222,407
4.05.01	Current Liabilities at the End of the Period	477,562	738,414	516,007
4.05.02	Current Liabilities at the End of the Period	824,149	477,562	738,414

PAGE: 8

05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2007 TO 12/31/2007 (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REEVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL
5.01	Initial Balance	2,596,272	309,178	0	306,349	2,066,385	5,278,184
5.02	Adjustments from previous years	0	0	0	0	0	0
5.03	Capital Stock Increase/Reduction	0	0	0	0	0	0
5.04	Reserves Realization	0	0	0	(74,180)	74,180	0
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Net Income	0	0	0	0	675,906	675,906
5.07	Destinations	0	0	0	33,795	(750,086)	(716,291)
5.07.01	Constitution of Legal Reserve	0	0	0	33,795	(33,795)	0
5.07.02	Proposed Dividends/Interest on Shareholders’ Equity	0	0	0	0	(716,291)	(716,291)
5.08	Others	0	0	0	0	8,714	8,714
5.08.01	Prescribed Dividends	0	0	0	0	8,714	8,714
5.09	Closing Balance	2,596,272	309,178	0	265,964	2,075,099	5,246,513

PAGE: 9

05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01.01.06 TO 12.31.06 (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REEVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL
5.01	Initial Balance	2,596,272	309,178	0	282,667	2,061,978	5,250,095
5.02	Adjustments from previous years	0	0	0	0	0	0
5.03	Capital Stock Increase/Reduction	0	0	0	0	0	0
5.04	Reserves Realization	0	0	0	0	0	0
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Net Income	0	0	0	0	473,654	473,654
5.07	Destinations	0	0	0	23,682	(473,654)	(449,972)
5.07.01	Constitution of Legal Reserve	0	0	0	23,682	(23,682)	0
5.07.02	Proposed Dividends/Interest on Shareholders’ Equity	0	0	0	0	(449,972)	(449,972)
5.08	Others	0	0	0	0	4,407	4,407
5.08.01	Prescribed Dividends	0	0	0	0	4,407	4,407
5.09	Closing Balance	2,596,272	309,178	0	306,349	2,066,385	5,278,184

PAGE: 10

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2005 TO 12/31/2005 (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REEVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL
5.01	Initial Balance	2,568,240	337,210	0	879,550	2,351,057	6,136,057
5.02	Adjustments from previous years	0	0	0	0	0	0
5.03	Capital Stock Increase/Reduction	28,032	(28,032)	0	0	0	0
5.03.01	Tax Benefit from Amort. Incorp. Goodwill	28,032	(28,032)	0	0	0	0
5.04	Reserves Realization	0	0	0	(596,883)	596,883	0
5.04.01	Unrealized Income Reserve	0	0	0	(596,883)	596,883	0
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Net Income	0	0	0	0	(27,883)	(27,883)
5.07	Destinations	0	0	0	0	(869,000)	(869,000)
5.07.01	Additional Dividends - A.G.O (04/29/05)	0	0	0	0	(300,000)	(300,000)
5.07.02	Proposed Dividends/Interest on Shareholders’ Equity	0	0	0	0	(569,000)	(569,000)
5.08	Others	0	0	0	0	10,921	10,921
5.08.01	Prescribed Dividends	0	0	0	0	10,921	10,921
5.09	Closing Balance	2,596,272	309,178	0	282,667	2,061,978	5,250,095

PAGE: 11

06.01 – BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
1	Total Assets	17,429,314	17,793,790	17,580,918
1.01	Current Assets	7,435,999	7,498,113	6,314,002
1.01.01	Cash, Bank and Temporary Cash Investments	3,364,546	3,973,952	2,613,773
1.01.01.01	Cash and Bank	315,032	127,900	63,283
1.01.01.02	Temporary Cash Investments	3,049,514	3,846,052	2,550,490
1.01.02	Credits	2,189,701	2,127,654	2,152,813
1.01.02.01	Clients	2,189,701	2,127,654	2,152,813
1.01.02.02	Sundry Credits	0	0	0
1.01.03	Inventories	32,711	64,164	83,035
1.01.04	Others	1,849,041	1,332,343	1,464,381
1.01.04.01	Loans and Financing	1,797	5,557	3,962
1.01.04.02	Deferred and Recoverable Taxes	804,500	944,115	1,276,740
1.01.04.03	Escrow Deposits	329,396	119,058	31,465
1.01.04.04	Short Term Investments	475,389	89,424	0
1.01.04.05	Government Securities	53,556	0	0
1.01.04.06	Other Assets	184,403	174,189	152,214
1.02	Non-Current Assets	9,993,315	10,295,677	11,266,916
1.02.01	Long-Term Assets	2,967,086	2,128,357	1,841,387
1.02.01.01	Sundry Credits	0	0	0
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0	0
1.02.01.02.02	From Subsidiaries	0	0	0
1.02.01.02.03	From Other Related Parties	0	0	0
1.02.01.03	Others	2,967,086	2,128,357	1,841,387
1.02.01.03.01	Loans and Financing	6,176	2,852	106,309
1.02.01.03.02	Deferred and Recoverable Taxes	1,793,218	1,649,463	1,512,325
1.02.01.03.03	Fixed-Income Securities	3,709	3,280	2,604
1.02.01.03.04	Escrow Deposits	1,069,127	429,925	152,931
1.02.01.03.05	Other Assets	94,856	42,837	67,218
1.02.02	Permanent Assets	7,026,229	8,167,320	9,425,529
1.02.02.01	Investments	201,510	330,074	423,411
1.02.02.01.01	Direct and Indirect Associated Companies	4	4	4
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0	0
1.02.02.01.03	Subsidiaries	0	0	0
1.02.02.01.04	Subsidiaries - Goodwill	169,288	260,852	356,430
1.02.02.01.05	Other Investments	32,218	69,218	66,977
1.02.02.02	Property, Plant and Equipment	5,664,196	6,535,347	7,587,619
1.02.02.03	Intangible Assets	1,049,570	1,163,432	1,220,055
1.02.02.04	Deferred Charges	110,953	138,467	194,444

PAGE: 12

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2	Total Liabilities	17,429,314	17,793,790	17,580,918
2.01	Current Liabilities	4,727,371	4,852,403	5,312,426
2.01.01	Loans and Financing	487,819	1,063,625	874,012
2.01.02	Debentures	8,956	45,939	327,669
2.01.03	Suppliers	1,482,990	1,474,667	1,787,858
2.01.04	Taxes, Duties and Contributions	820,862	888,449	1,035,272
2.01.04.01	Indirect Taxes	746,234	851,399	803,486
2.01.04.02	Taxes on Income	74,628	37,050	231,786
2.01.05	Dividends	1,016,516	614,411	499,809
2.01.06	Provisions	298,939	218,841	265,145
2.01.06.01	Provisions for Contingencies	197,472	175,603	219,650
2.01.06.02	Provisions for Pension Plans	101,467	43,238	45,495
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Others	611,289	546,471	522,661
2.01.08.01	Payroll and Related Accruals	90,392	78,580	78,288
2.01.08.02	Consignment in Favor of Third Parties	154,198	138,423	207,617
2.01.08.03	Profit Sharing	81,328	76,334	64,445
2.01.08.04	Service Exploitation Licenses.	78,844	135,848	55,516
2.01.08.05	Advances from Customers	62,957	52,643	31,602
2.01.08.06	Other Liabilities	143,570	64,643	85,193
2.02	Non-Current Liabilities	5,629,663	5,852,700	5,221,259
2.02.01	Long-Term Liabilities	5,629,663	5,852,700	5,221,259
2.02.01.01	Loans and Financing	2,806,628	2,685,626	2,867,400
2.02.01.02	Debentures	1,080,000	1,580,000	500,000
2.02.01.03	Provisions	1,286,517	1,163,161	1,115,894
2.02.01.03.01	Provisions for Contingencies	700,239	557,186	433,300
2.02.01.03.02	Provisions for Pension Plans	586,278	605,975	682,594
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Others	456,518	423,913	737,965
2.02.01.06.01	Payroll, Social Charges and Benefits	0	0	0
2.02.01.06.02	Suppliers	13,456	6,709	21,357
2.02.01.06.03	Indirect Taxes	104,243	62,266	308,995
2.02.01.06.04	Taxes on Income	66,860	51,484	33,079
2.02.01.06.05	Service Exploitation Licenses.	174,632	219,533	252,274
2.02.01.06.06	Advances from Customers	72,133	70,665	84,587
2.02.01.06.07	Other Liabilities	17,220	5,282	29,699
2.02.01.06.08	Funds for Capitalization	7,974	7,974	7,974
2.02.02	Deferred Income	0	0	0
2.03	Minority Interest	1,825,767	1,811,085	1,801,213
2.04	Shareholders’ Equity	5,246,513	5,277,602	5,246,020

PAGE: 13

1 - CODE	2 - DESCRIPTION	3 -12/31/2007	4 -12/31/2006	5 -12/31/2005
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272	2,596,272
2.04.02	Capital Reserves	309,178	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961	306,961
2.04.02.02	Special of Goodwill Reserve	0	0	0
2.04.02.03	Other Capital Reserves	2,217	2,217	2,217
2.04.03	Revaluation Reserves	0	0	0
2.04.03.01	Owned Assets	0	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.04.04	Revenue Reserves	265,964	306,349	282,667
2.04.04.01	Legal	265,964	232,169	208,487
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	From Profits to Realize	0	74,180	74,180
2.04.04.05	Profit Retention	0	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	0	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,075,099	2,065,803	2,057,903
2.04.06	Advance for Future Capital Increase	0	0	0

PAGE: 14

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01.01.07 to 12.31.07	4 - 01/01/2006 to 12.31.06	5 - 01.01.05 to 12.31.05
3.01	Gross Revenue from Sales and/or Services	15,997,388	15,111,318	14,687,239
3.02	Deductions from Gross Revenue	(4,938,842)	(4,814,659)	(4,548,555)
3.03	Net Revenue from Sales and/or Services	11,058,546	10,296,659	10,138,684
3.04	Cost of Goods and/or Services Sold	(6,382,201)	(6,459,929)	(6,518,211)
3.05	Gross Profit	4,676,345	3,836,730	3,620,473
3.06	Operating Expenses/Revenues	(3,839,476)	(3,676,206)	(4,744,924)
3.06.01	Selling Expenses	(1,485,352)	(1,470,632)	(1,655,749)
3.06.02	General and Administrative Expenses	(1,359,424)	(1,331,652)	(1,291,385)
3.06.02.01	Management Compensation	(10,546)	(9,388)	(14,637)
3.06.02.02	Other General and Administrative Expenses	(1,348,878)	(1,322,264)	(1,276,748)
3.06.03	Financial	(489,321)	(609,992)	(1,161,887)
3.06.03.01	Financial Income	773,796	803,387	850,525
3.06.03.02	Financial Expenses	(1,263,117)	(1,413,379)	(2,012,412)
3.06.04	Other Operating Income	561,147	572,703	415,917
3.06.05	Other Operating Expenses	(1,066,526)	(836,633)	(1,051,820)
3.06.06	Equity Income	0	0	0
3.07	Operating Income	836,869	160,524	(1,124,451)
3.08	Non-Operating Income	(2,974)	31,419	(146,560)
3.08.01	Revenues	115,642	98,366	47,646
3.08.02	Expenses	(118,616)	(66,947)	(194,206)
3.09	Income Before Tax and Minority Interests	833,895	191,943	(1,271,011)
3.10	Provision for Income and Social Contribution	(352,903)	(108,081)	373,097
3.11	Deferred Income Tax	0	0	0
3.12	Statutory Interest/Contributions	0	0	0
3.12.01	Interests	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	450,954	527,571	774,499
3.14	Minority Interest	(260,656)	(141,065)	93,860
3.15	Income (Loss) for the Period	671,290	470,368	(29,555)
	OUTSTANDING SHARES AT BALANCE SHEET DATE	362,488,413	362,488,414	362,488,414
	EARNINGS PER SHARE (REAIS)	1.85189	1.3000
	LOSS PER SHARE (REAIS)			(0.08000)

PAGE: 15

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (Reais Thousand)

1 - CODE	2 - DESCRIPTION	3 - 01.01.07 to 12.31.07	4 – 01.01.06 to 12.31.06	5 - 01.01.05 to 12.31.05
4.01	Sources	4,337,311	5,613,453	3,976,325
4.01.01	Of the Operations	3,410,941	3,398,215	3,277,241
4.01.01.01	Net Income	671,290	470,368	(29,555)
4.01.01.02	Items not Affecting Working Capital	2,739,651	2,927,847	3,306,796
4.01.01.02.01	Depreciation and Amortization	2,470,957	2,731,232	2,797,945
4.01.01.02.02	Deferred Taxes	(142,804)	(147,856)	(199,404)
4.01.01.02.03	Provision for Contingencies	462,927	378,178	409,741
4.01.01.02.04	Provisions for Pension Funds	32,954	20,014	253,767
4.01.01.02.05	Monetary Variation and Interest on Long-Term items	(238,775)	(171,632)	77,578
4.01.01.02.06	Loss (Gain) on Disposal of Permanent Assets	18,253	(37,528)	27,880
4.01.01.02.07	Losses (Gains) on Investments	974	(99)	43,336
4.01.01.02.08	Write-Off of Tax Incentives	0	14,473	0
4.01.01.02.09	Other (Expenses) Revenues	0	0	(10,187)
4.01.01.02.10	Minoritary Interest	260,656	141,065	(93,860)
4.01.01.02.11	Tax Recovery	(69,758)	0	0
4.01.01.02.12	Recovery of Expenses on Pension Plans - Surplus	(55,733)	0	0
4.01.02	Of the Shareholders	0	0	0
4.01.03	From Third Parties	926,370	2,215,238	699,084
4.01.03.01	Loans and Financing	601,028	1,915,937	535,999
4.01.03.02	Transfer from Long-Term to Current Assets	258,202	268,234	105,402
4.01.03.03	Others	67,140	31,067	57,683
4.02	Uses	4,274,393	3,969,319	5,103,380
4.02.01	Increase of Long-Term Assets	699,220	285,928	553,837
4.02.02	Increase of Permanent Assets	1,399,795	1,452,091	1,975,860
4.02.03	Dividends/Interest on Shareholders’ Equity	964,106	584,390	1,074,499
4.02.04	Transfer from Long-Term to Current Liabilities	1,211,272	1,646,910	1,436,912
4.02.05	Acquisition of Own Shares	0	0	62,272
4.03	Increase (Decrease) in Working Capital	62,918	1,644,134	(1,127,055)
4.04	Current Assets Variation	(62,114)	1,184,111	(315,418)
4.04.01	Current Assets at the Beginning of the Period	7,498,113	6,314,002	6,629,420
4.04.02	Current Assets at the End of the Period	7,435,999	7,498,113	6,314,002
4.05	Current Liabilities Variation	(125,032)	(460,023)	811,637
4.05.01	Current Liabilities at the Beginning of the Period	4,852,403	5,312,426	4,500,789
4.05.02	Current Liabilities at the End of the Period	4,727,371	4,852,403	5,312,426

PAGE: 16

09.01 – INDEPENDENT AUDITORS’ REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT AUDITORS’ REPORT
To the Administrators and Shareholders of
Brasil Telecom Participações S.A.
Brasília - DF

1.
We have audited the accompanying individual (Company) and consolidated balance sheets of Brasil Telecom Participações S.A. and subsidiaries as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.
Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3.
In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Brasil Telecom Participações S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, the changes in shareholders’ equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1 taken as a whole. The accompanying individual and consolidated statements of cash flows and value added for the years ended December 31, 2007 and 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with Brazilian accounting practices. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements for the years ended December 31, 2007 and 2006 taken as a whole. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Brasília, January 29th, 2008.

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Independent Auditor	Accountant
CRC No. 2 SP 011609/O-8 “S” DF	CRC No. 1 RJ 052000/O-0 “S” DF

10.01 – MANAGEMENT REPORT

MANAGEMENT REPORT

Dear shareholders:

In compliance with legal and statutory provisions, the management of Brasil Telecom Participações S.A. submits this Management Report, Consolidated Financial Statements, and Independent Auditors’ Report, for the fiscal year ending December 31, 2007.

CORPORATE PROFILE

Brasil Telecom Participações S.A.’s only asset is Brasil Telecom S.A., a telecommunications operator. Its shares are traded on Bovespa under the symbols BRTP3 and BRTP4, and on the New York Stock Exchange under the symbol BRP. It is worth highlighting that Brasil Telecom has a broad shareholder base abroad. In 2007, Brasil Telecom Participações S.A.’s preferred shares appreciated 44.1%, while its common shares closed the year with an appreciation of 33.9% ..

Brasil Telecom Participações’s shareholding structure is as follows:

At the end of 2007, a change occurred in the group of controlling shareholders, with the sale of interest that Telecom Itália held in Solpart, holder of Brasil Telecom. A 38% interest was acquired by Techold.

Since Brasil Telecom Participações has not operating activities, this Report presents the main activities and financial statements of Brasil Telecom S.A.

BRASIL TELECOM S.A.

Brasil Telecom S.A. is one of the largest companies in the Latin American telecommunications industry. It provides services in the following areas: fixed line and mobile telephony; data solutions; Internet; video; and data center – a business unit that provides IT and telecommunications infrastructure for other companies. In 2007, Brasil Telecom was the first among Brazilian telecommunications companies—and second in Latin America—to offer IPTV, which allows users to watch audio and video material, access web content, and play online.

In Brazil, Brasil Telecom provides telephony services to millions of Brazilians who live in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás,

Tocantins, Acre, Rondônia, and the Federal District. Headquartered in Brasília (DF), and counting on approximately 17 thousand employees, the Company's client base includes 8 million fixed terminals in service, 4 million mobile connections, 282 thousand public use terminals, and 1.6 million ADSL (broadband) connections.

Internet providers iG, iBest, and BrTurbo, which compose the Internet Group—Brasil Telecom’s Internet unit—, have 1.4 million broadband and 4 million dial-up customers. This figure makes it the third most viewed portal in the country, with over 11.2 million unique residential visitors per month, according to the method that measures Internet access from homes in a given period.

Brasil Telecom Cabos Submarinos (“Globenet”) owns 22 thousand kilometers of undersea cables connecting Brazil with Venezuela, and Bermuda with North America, with landing points in Rio de Janeiro, Fortaleza, Caracas, Miami, New York, and Bermuda. This network strengthens the group’s leading position in the data communication market. The subsidiary Brasil Telecom Comunicação Multimídia operates, in addition to other sites, in the three main cities outside the concession region: São Paulo, Rio de Janeiro, and Belo Horizonte, with a focus on corporate and business markets. Both companies offer complete nationwide and worldwide solutions, including Cyber Data Centers.

This diversified portfolio makes the operator the first Brazilian telecommunications company capable of meeting market demands in an integrated manner, through converging services.

CORPORATE GOVERNANCE

The adoption of good governance practices is deemed as essential by Brasil Telecom to increasing its credibility, consolidating its corporate image, and adding value. In 2007, Brasil Telecom invested in establishing a new governance standard, supported by four basic principles: clear role delegation and definition; equality in the treatment of shareholders; transparency; and accountability. The goal is make Brasil Telecom a governance benchmark. Among the initiatives adopted, we highlight the following:

  Amendment to the Bylaws: among other features, the establishment of the model of deliberative management for Executive Officers;
  The creation of Technical and Consulting advisory committees and an assessment of the Board of Directors’ performance;
  The implementation of the risk management model; and
  A revision of policies for the disclosure and use of information, and the trading of the Company's securities.

Governance at Brasil Telecom is structured as follows:

Board of Directors

In 2007, Board of Directors activities became regulated by an internal control system, providing a clear definition of its duties and responsibilities, as well as solutions for situations involving conflict of interest. Two technical and consulting committees were established to advise the Board of Directors: (i) the Remuneration and People Development Committee, which analysis matters related to development, compensation, and general human resources policies; and (ii) the Committee of Risks and Processes, which assesses matters related to internal and external auditing and monitors the systems of control and risk management.

The Board of Directors has also decided to perform annual assessments of its performance, and of its members’ performance. The first assessment took place in the first half of 2007.

Executive Officers

Brasil Telecom’s executive officers are responsible for implementing business strategies defined by the Board of Directors and by the Company's operating and financial performance.

With the amendment to the Bylaws, the number of Executive Officers pursuant to the Bylaws increased from four to six, who now make decisions in a deliberative manner, at weekly meetings. This model increases diversity from the point of view of discussions, reduces the risk level, and improves transparency in the Company's decision-making process. Another important creation was the position of Vice President of Governance and New Businesses.

Advisory Committees

In 2007, Brasil Telecom continued its process of improving the efficiency of the Company's management. Among the instruments supporting the decision-making process are the committees. In addition to the Investments and Purchases and Ethics Committees, two new committees were established in 2007: Business Sustainability and Corporate Risk Management.

Shareholders’ Compensation Policy

In accordance with the provisions set forth in Law 6,404/76 and in the Bylaws, Brasil Telecom shareholders are paid dividends and interest on equity of at least 25% of adjusted net income.

Preferred shares are entitled pre-emptive rights in receiving minimum, non-cumulative dividends, and the greater of the following: six percent (6%) per year, calculated over the resulting amount from the division of the capital stock by the total shares of the Company; or three percent (3%) per year, calculated over the resulting amount from the division of the net equity value by the total number of the Company’s shares.

Dividends are paid primarily to preferred shares, up to the preemptive limit. Next, they are paid to common shareholders up to the limit of preferred shares, the balance of which is divided by all shares, in equal conditions.

Dividends provisioned by the Company integrate the proposal of the allocation of results to be submitted to approval by the General Shareholders’ Meeting.

Dividends and Interest on Equity (JSCP)

Year	Type	Credits in book	Shareholding basis	Gross amount (R$/ shares)	Net amount (R$/ shares)
2007	JSCP	187,600,000.00	02/09/2007	*0.517533783	*0.439903715
2007	JSCP	148,700,000.00	12/26/2007	0.410220009	0.348687008
2007	Dividends	379,991,079.20	OGM date	1.04828476	1.04828476

* (R$/lot of 1,000 shares)

ECONOMIC SCENARIO

The Brazilian economy performed well throughout 2007, with surprising results from the main economic indicators. Increased purchasing power and greater access to financing have been guaranteeing sound results for internal consumption. 2007 GDP grew approximately 4.8%, against 3.6% in 2006.

It is, therefore, an important moment for the national economy, which responded to a combination of macroeconomic stability, maturation of institutional reforms, and a positive external scenario. A country in steady expansion was demonstrated. All of this is a legacy of accomplishments and progress, marked by important reforms, which dated back decades but produced clearer results this year.

The inflation rate at the end of 2007 was close to 4% per year, following a 13-year cycle of low rates and smaller volatility as compared to previous periods. A generation of Brazilians has emerged that, for the first time, had never known price instability and will certainly be intolerant to dramatic change. This new scenario is reflected in interest rates, which continued a declining trend and brought Brazilian actual interest rates to record low levels.

Another change is being felt in the exchange market. The Real appreciated throughout the year, and the Brazilian currency is seeking a new balance at approximately R$1.70 to one USD. This is a reflex of the strong commercial balances and monetary inflows that suggest the emergence of a new Brazil, which is the target for foreign investment.

The actual economy, connected to the productive sector, also responded to stability and microeconomic reforms. The credit market had been the major driver of domestic consumption. Although still smaller when compared to other economies, the greater access to credit and the subsequent growth in the balances of bank loans reflected gains in the well-being of Brazilians. In addition, an active labor market, with growing income and occupation, combined with lower unemployment rates, led to a greatly expanded consumer market in 2007. In this context, the answer from the productive sector, which also includes higher investment levels, points to greater future growth potential.

Finally, growth was also a surprise, exceeding the expected 3.5% and reaching year-end 2007 with nearly 5% GDP expansion. On the supply side, industry and services presented growth above expectation; whereas and on the demand side, the major drivers were family consumption and investment.

Projections for 2008, despite the volatility from the external market—particularly from the American economy—, are of an economy growing at rates close to 4.5%, with inflation in line with targets and the maintenance of a heated demand scenario. All these factors are essential to guaranteeing that 2007 will not have been a mere exception, and that these surprising results will continue in 2008.

BUSINESS STRATEGY

Telecom Industry

The telecommunications industry is an important instrument in promoting economic and social development in a given country. A modern and efficient telecommunications platform increases economic productivity more than any other form of infrastructure.

In Brazil, the restructuring of the telecommunications industry, which took place in the mid-1990s, enabled the universalization of the commuted fixed line telephone service, thus increasing its geographical scope, as well as penetration levels, within all household incomes, particularly classes C, D, and E. As for mobile telephony, Brazil underwent an aggressive expansion—evidence of the success of the adopted model.

Telecommunications companies have performed their greatest investment plan in history in expansion, modernization, and service quality improvement. Between 2001 and 20061, for example, the penetration of fixed line and mobile telephony, as a percentage of homes, increased from 58.9% to 74.5% . Thirty-four thousand locations in Brazil currently have telephone services.

In 2007, wealth generated by the industry represented around 6.5% 2 of Brazil’s GDP. The volume of taxes collected represents nearly 40.3% of the net operating revenue of telecom companies—one of the largest tax burdens in the world. R$11.9 billion3 were invested in 2007, employing over 312 thousand people. Following a development cycle in Brazil in which the universalization of fixed line services was the main driver, telecommunications operators are currently focused on providing greater value-added services. This is the case with broadband, which will be the main supporting base for a broad range of content-related services, such as IPTV.

As a result of this development, Brazil has also enjoyed a significant expansion of the Internet. The computer-per-household ratio increased from just 12.6% in 2001 to 22.1% in 20064. In addition, the number of computers connected to the Internet in the same period increased from 8.6% to 16.9% . According to expert studies, Brazil has the third largest Internet market in the Americas, behind only the United States and Canada.

In the last few years, the General Telecommunications Law (LGT) and industry regulations enabled the expansion of the telecommunications industry in Brazil and the diversification of services provided by operators in the Country. However, for a new development cycle to occur, the industry expects an updated regulatory framework, since Brazil cannot be prevented from fully exploring the advantages of technological convergence as a consequence of the model becoming outdated.

With the existence of an up-to-date and predictable regulatory framework that stimulates competition and new investments, the industry tends to respond to challenges proposed by the country—as occurred with the universalization of services (fixed line and mobile)—during the period immediately preceding privatization.

Regulatory Environment

By 2007, the General Telecommunications Law had been in existence for ten years. During this period, its main accomplishments—besides structuring the privatization process—were: the reorganization of public- and private-regime services; the universalization of fixed line services; the promotion of increased mobile service; and the definition of basic competition principles.

______________
1 Latest data disclosed by IBGE (PNAD)
2 Gross Operating Revenue. Sources: TELEBRASIL, BACEN, Análise Brasil Telecom
3 Source: ABEPREST (Associação Brasileira de Empresas de Soluções de Telecomunicações e Infomática)
4 Latest data disclosed by IBGE (PNAD)

However, it is apparent that the current regulatory framework is becoming inadequate in dealing with the current industry situation. Means of communication are changing and multiplying, provoking important changes in the business models used by the industry as a whole. Convergence is already the reality in the world’s main markets, where telecom operators offer the so-called Triple (or Quadruple) Play package: a bundled offer of fixed and mobile services, data, and video. The regulatory framework has to be updated, focusing on the promotion of fair competition in the converging market, network expansion for content distribution, incentives to innovation, diversification of offers, and new investments, creating the conditions for digital inclusion in Brazil.

As for regulation, the National Agency for Telecommunications (ANATEL), a regulatory body, has introduced or updated the Regulations for the Remuneration of Public Switched Telephone Networks (PSTN), Portability Regulations, and the Regulations of Personal Mobile Services (SMP), as well as making available the Public Consulting to the Cost of Capital Rule (WACC).

With regard to radiofrequencies grants, ANATEL undertook the following initiatives, among others:

  Bidding for 3.5 and 10.5 GHz (WiMAX): this bidding, which started in 2006, was suspended with the request of the Brazilian Court of Auditors (TCU), since the minimum prices required revision. There are also discussions involving the possibility of concessionaires taking part in their operating areas;
  Bidding for leftovers of the Personal Mobile Service (SMP) Radiofrequency Spectrum;

3G bidding (Third Generation of Mobile Telephony): The publication was submitted to public consultation and approved by Anatel, and bidding took place between December 18 and 20, 2007. The bidding results were granted on December 31, 2007; and

  The Federal Government, by means of Decree 6,155, revised the General Target Plan for the Universalization of the PSTN under Public Regime. The revision established new installation terms for Telecommunication Services Centers (PSTs) and Cooperative Service Units (UACs) located in rural areas. Remaining active are agreements with the Federal Government and ANATEL aimed at the optional replacement of PST goals for the transmission infrastructure to offer broadband services in cities that do not currently have these services.

In the second quarter, Brazil Telecom executed the Term for Universalization Obligations using resources from the Fund for the Universalization of Telecommunication Services (FUST) related to the Project of Servicing Institutions for the Aid of Impaired People, according to the previously established goals in the Universalization Target Plan. This was the first project to be financed by FUST since its inception.

Another important event was the approval by ANATEL of Numeric Portability in fixed line and mobile telephony. In order to make this change feasible, several initiatives were adopted, including the creation of an Executive Group to Implement Portability (GIP), and the selection of a Management Entity (EA), which will be responsible for operating this service. Brasil Telecom has been taking part actively in GIP, contributing to its adequate implementation in the Company and in the industry.

Universalization Targets

Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Lines installed (thousand lines)	10,404	10,392	10,388	10,387	10,384	10,375	10,362	10,365	10,368	10,366	10,376	10,376
Locations with more than 300 inhabitants not served by PSTN with individual lines	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines, fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines made by regular education and health institutions, fulfilled in more than one (1) week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines made by speech or hearing impaired individuals, fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Public telephones (TUPs) in service	276,802	276,455	275,484	275,384	275,374	276,046	277,920	281,553	281,979	281,935	281,925	281,768
Localities, covered by PSTN with individual lines, which do not meet the distribution of public telephones per one thousand inhabitants, territorially distributed in a uniform manner (target: 3 pay phones per group of one thousand inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Localities, covered by PSTN with individual lines, with an availability of access to public telephone with a distance greater than the target (target: less than 300 meters)	0	0	0	0	0	0	0	0	0	0	0	0
Localities that do not meet the percentage of public telephones available 24 hours a day for long- distance calls – with capacity of originating and receiving local and domestic long-distance calls (target: 50% of public telephones)	0	0	0	0	0	0	0	0	0	0	0	0
Localities that do not meet the percentage of public telephones available 24 hours a day for additional international long-distance calls (target: 25% of public telephones)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of public telephones in regular education and health institutions fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of public telephones made by speech or hearing impaired individuals, and those who use wheelchairs fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0

Localities with more than 100 inhabitants, without PSTN, without at least one public telephone (target: larger than 100 inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Public telephones density per one thousand inhabitants (target: 6.0)	7.41	7.27	7.24	7.24	7.24	7.26	7.31	7.41	7.42	7.42	7.42	7.41
Locations with PSTN that do not meet the percentage of 2% of public telephones adapted for speech and hearing impaired individuals and for those who use wheelchair	0	0	0	0	0	0	0	0	0	0	0	0
Localities served only by collective accesses, without at least one public telephone available 24 hours a day – with capacity of originating and receiving local, domestic long-distance and international calls	0	0	0	0	0	0	0	0	0	0	0	0

Quality Targets

In 2007, Brasil Telecom achieved and exceeded 339 of the 372 quality indicators set by the General Target Plan for Quality (Plano Geral de Metas de Qualidade - PGMQ) as shown in the table.

Quality Targets

Service Quality Targets	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Rate of completed originated local calls (target of 70%) – Morning	71.89	71.40	70.87	71.65	71.94	71.52	72.45	71.79	71.59	71.63	71.45	71.82
Rate of completed originated local calls (target of 70%) – Night	71.422	71.05	71.16	72.05	72.95	71.82	72.07	72.33	71.87	71.67	71.16	71.00
Rate of originated local calls not completed due to congestion (target of 4%) – Morning	0.91	0.69	0.65	1.00	0.84	0.65	0.67	0.53	0.61	0.62	0.67	0.57
Rate of originated local calls not completed due to congestion (target of 4%) – Night	0.84	0.70	0.58	0.70	0.61	0.60	0.58	0.49	0.50	0.45	0.61	0.52
Rate of calls destined to the operator’s Attendance Center which result in completed call (target of 98%) - Morning	99.53	99.22	99.17	97.72	99.58	99.60	99.57	99.66	99.73	99.70	99.73	99.46
Rate of calls destined to the operator’s Attendance Center which result in completed call (target of 98%) - Night	99.47	99.36	99.24	99.52	99.64	99.78	99.53	99.69	99.72	99.75	99.70	99.62
Domestic Long Distance Service Quality Targets – CSP 14
Rate of completed originated DLD calls – consolidated value (target of 70%) – Morning	72.60	72.49	72.80	72.54	73.16	72.56	73.56	73.06	73.09	72.68	72.74	73.13
Rate of completed originated DLD calls – consolidated value (target of 70%) – Night	71.35	71.42	72.14	73.53	74.15	73.13	73.48	73.05	73.03	72.76	72.45	71.90
Rate of originated DLD calls not completed due to congestion – consolidated value (target of 4%) – Morning	1.17	1.04	0.88	0.96	0.82	0.92	1.01	0.75	0.84	0.78	0.95	0.86

Rate of originated DLD calls not completed due to congestion – consolidated value (target of 4%) – Night	2.13	1.06	0.97	0.81	0.89	0.84	0.93	0.76	0.64	0.62	0.96	0.79
Fulfillment of repair requests Targets
Rate of repair requests per 100 PSTN accesses (target of 1.5%) - Full	1.27	1.19	1.31	1.16	1.26	1.12	1.19	1.18	1.15	1.29	1.29	1.22
Rate of fulfillment of repair requests made by residential users within 24 hours (target of 98%)	99.64	99.65	99.40	99.64	99.59	99.51	99.52	99.61	99.51	99.33	99.44	99.48
Rate of fulfillment of repair requests made by non-residential users within 8 hours (target of 98%)	99.52	99.44	99.40	99.47	99.47	99.19	99.44	99.33	99.32	99.28	99.22	99.20
Rate of fulfillment of repair requests made by users that are providers of public interest services within 2 hours (target of 98%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Fulfillment of requests for address change Targets
Rate of fulfillment of requests for address change made by residential users within 3 business days (target of 98%)	99.58	99.59	99.71	99.88	99.80	99.86	99.84	99.83	99.68	99.78	99.38	99.56
Rate of fulfillment of requests for address change made by non-residential users within 24 hours (target of 98%)	99.47	99.29	99.28	99.67	99.59	99.47	99.66	99.60	99.57	99.42	99.39	99.47
Rate of fulfillment of requests for address change made by users that are providers of public use services within 6 hours (target of 98%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Telephone Assistance provide to the user Targets
Rate of telephone assistance to the PSTN user within 10 seconds (target of 95%) – Morning	96.84	99.93	99.88	99.43	98.35	99.63	99.42	99.42	99.30	99.27	99.45	99.34
Rate of telephone assistance to the PSTN user within 10 seconds (target of 95%) – Night	99.81	99.93	99.84	99.34	99.47	99.42	99.36	99.36	98.23	97.56	98.86	99.35
Quality of Public Telephones (TUPs) Targets

Number of public telephones repair requests per 100 public telephones in service (target of 8%)	6.72	6.52	6.29	5.90	6.30	4.67	5.63	4.74	4.63	5.06	5.19	4.92
Rate of fulfillment of public telephones repair requests within 8 hours (target of 98%)	99.82	99.66	99.74	99.68	99.77	99.66	99.80	99.67	99.83	99.74	99.71	99.69
Rate of fulfillment of repair requests of public telephones installed in regions not characterized as remote or of border within 8 hours, detected by supervision system (target of 98%)	99.84	99.72	99.71	99.77	99.82	99.74	99.71	99.23	99.63	99.38	99.39	99.64
User’s access code information Targets
Rate of information of the user’s access code provided within 30 seconds (target of 98%)	98.32	98.30	98.32	98.49	98.54	98.52	98.45	98.38	98.31	98.11	98.11	98.06
Reply to user’s mail Targets
Rate of reply to user’s mail within 10 days (target of 100%)	90.94	91.50	96.72	97.13	97.21	96.09	95.70	91.22	91.46	93.20	91.99	87.87
Personal assistance to the user Targets
Rate of personal assistance to the user within 10 minutes (target of 95%)	98.48	97.47	98.25	97.19	97.59	96.84	96.66	96.98	97.99	97.64	98.24	98.32
Billing Targets
Number of bills with error complaints, in the local mode, for every 1,000 bills issued (target of 2%)	2.89	2.97	3.19	3.18	3.37	4.11	4.19	4.87	4.30	4.71	4.21	3.99
Number of bills with error complaints, in the Domestic Long-Distance mode, for every 1,000 bills issued (target of 2%)	1.83	1.67	1.84	1.93	2.13	2.97	3.99	3.21	4.08	4.23	4.29	4.28
Rate of challenged bills with credit returned to the user, referring to the local mode (target of 98%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Rate of challenged bills with credit returned to the user, referring to the Domestic Long-Distance mode (target of 98%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Rate of collection document delivery to the subscriber with 5 days antecedence of the expiration date (target 100%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Network’s Modernization Targets
Local network digitalization rate (target of 95%)	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99
Total number of accomplished targets (target of 31)	29	29	29	28	28	28	28	28	28	28	28	28

Strategic Guidelines

Long-term scenario analyses clearly show that the main drivers of change in the industry for years to come will be: fixed-mobile replacement; growth and consolidation of broadband as the main access in customers’ homes; growing demand for electronic content, leveraged by digital TV; and the breaking of barriers that used to separate various sectors, leading to converging operators (multiservice providers). It is worth mentioning the role of new technologies as well, which will contribute to removing nearly all the barriers that prevent broader competition.

Strategic Priorities

Meet customer needs by means of convergent and integrated services. In compliance with customer needs, Brasil Telecom offers integrated service packages: Triple Play and Quadruple Play. The company offers a broad portfolio of services, including fixed and mobile services, video, broadband Internet, solutions for corporate data communication (including Cyber Data Center), and Internet service.

Provide high-quality service. Armed with the knowledge that customers are the main source of income, we will seek means of meeting and exceeding customer expectations, both in the services offered and in managing customer relationships with the Company.

Expand the mobile service, ensuring profitability. Although Brasil Telecom was the fourth player to enter the mobile telephony in its region, its operations have been very successful. Profitability is ensured by national synergy, reductions in the subsidies of handsets, and the offering of fixed-mobile services customized to meet customers’ needs. The intranet traffic incentive reduces interconnection costs. With 3G technology, innovative applications will enable an increase in the share of these new services in Brasil Telecom’s revenues.

Be an interactive media provider, promoting unique experiences in the IP environment. In order to attain this goal, Internet Group—Brasil Telecom’s Internet business unit, which includes the activities of Internet providers iG, iBest, and BrTurbo—follows a strict strategy of unifying its management, combining platforms and services, diversifying content (games, music, videos, etc.), and investing in interactivity projects and convergence with the IP environment. The goal is to become the leading brand in Internet media.

Focus and strengthen customer relationships. Customer relationships have been developed based on the “customer experience chain” concept, which continuously manages and assesses all eventual points of contact between the customer and Brasil Telecom. Intelligent market segmentation ensures that every customer segment gets adequate and specialized service to meet its needs. Monthly surveys are carried out with the purpose of continuously assessing the efficiency of the process and levels of customer satisfaction, and of ensuring continuous relationship enhancement.

Offer unique new services, taking advantage of the opportunity to use emerging technologies. Brasil Telecom is the only Brazilian operator to take part in important international groups for technological definition, such as FMCA and TISPAN. Brasil Telecom is one of the founding members of FMCA (Fixed-Mobile Convergence Alliance), a world reference group for fixed-mobile converging services. TISPAN (Telecommunications & Internet Converged Services & Protocols for Advanced Networks) is the main global entity for the standardization of fixed line architecture technological evolution.

A NEW COMPANY FOR A NEW KIND OF CUSTOMER

2007 entered Brasil Telecom’s history books as the Year of the Customer. In a much-commented decision, Brasil Telecom’s management resolved to make customers the center of its decisions. Operating in a market as competitive as telephony, the management decided to make Brasil Telecom unique in the quality of services provided, becoming a benchmark in the industry. The goal is to acquire and retain customers, establishing long-lasting relationships as a result. With this in mind, the entire company mobilized around the “Ryan Project”, whose name clearly defines its challenge: to recover our customers, offering services that meet and exceed their needs.

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In order to accomplish this mission, Brasil Telecom sought out for the necessary abilities and resources. Work began with an external diagnosis, which pointed out weaknesses and room for improvement. From there, sixty initiatives were defined, including personnel training and reaction improvement; the revision of internal processes, and the development of new products in line with customer expectations. In summary, it is a revolution in the Company's culture.

Project Ryan has as its premise the effective participation of the Company's higher management in matters related to customer service quality. The project is led by the Executive Committee, with the participation of all areas involved in the customer relations front, and integrates the group of strategic projects prioritized and systematically monitored by the Company's CEO.

BrT Call Center and excellence in service

One of the most important outcomes of this venture was the decision made by Brasil Telecom’s management to establish a new company to take over its entire service operation. With the creation of the subsidiary, called Brasil Telecom Call Center, the Company will manage all customer relation processes. Behind this decision is the view that, in order to have excellence in service, people in contact with customers must have “Brasil Telecom’s philosophy” in mind.

To support this movement, Brasil Telecom invested close to R$50 million in service infrastructure and technologies, with a highlight on the completion of the Goiânia call center, one of the most modern in Brazil, with 14 thousand sq. m. and an installed capacity of 2,100 call attendants.

Brasil Telecom also maintains call centers in the cities of Florianópolis (SC), Campo Grande (MS), and Curitiba (PR), with a total capacity of 5,400 attendants, offering customers various service channels: information services 102; post-sales for fixed lines; mobile and broadband services; sales and credit recovery services; physical service in stores; and an Ombudsman’s office, in addition to the electronic channels “Fale Conosco” (Talk to Us), “Chat”, and “Website”, available as an option to Internet users.

Brasil Telecom also invested in the development and training of its customer service personnel, using the nationally-recognized tools of e-learning.

OUR PEOPLE

Brasil Telecom has built its people management process on the principle that employees are its most valuable asset. Well-prepared and committed professionals are decisive in obtaining results. However, in order to attract and retain these talents, one must invest in formation, develop their potentialities, and recognize their achievements.

An example of the degree to which Brasil Telecom trusts its staff was the decision to provide customer service internally. This initiative resulted in a significant increase in the number of employees, closing 2007 at 16 thousand people. The strategy is in line with the Company's intense pursuit of excellence in consumer relations. The success of the task depends on a team that is well-versed in the company’s values and goal, which are based on transparency and respect for customers.

Employee Profile

Brasil Telecom closed the year with 16,769 employees. Of the total number of employees, it is worth highlighting that 10,866 became employees of the company after the call center operation was moved internally.

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Number of Employees per Company

Company	2007	2006	Variation

Brasil Telecom S.A.	4,819	4,742	1.6%
Brasil Telecom Móvel	616	636	-3.1%
Internet Group	345	344	0.3%
Globenet	30	25	20.0%
Brasil Telecom Comunicação Multimídia	91	86	5.8%
Vant	2	2	-
Brasil Telecom Call Center	10,866	0	100.0%

Total	16,769	5,835	187.4%

Number of Employees per Position

Position	2007	2006	Variation

Sales	2,095	2,069	1.3%
Customer Relations	10,860	104	10,342.3%
Network	2,036	1,978	2.9%
Expansion	479	479	-
Operation	1,557	1,499	3.9%
Information Technology	304	358	-15.1%
General and Administration	1,309	1,208	8.4%
Authorized Agents	165	118	39.8%

Total	16,769	5,835	187.4%

Length of Service Distribution

Length of Service	2007	%	2006	%	Variation

Up to 2 years	12,855	76.7%	2,282	39.1%	463.3%
3 - 5 years	1,190	7.1%	901	15.4%	32.0%
6 - 10 years	970	5.8%	971	16.6%	-0.1%
11 - 15 years	493	2.9%	371	6.4%	32.9%
16 - 20 years	282	1.7%	371	6.4%	-24.0%
21 - 25 years	319	1.9%	315	5.4%	1.3%
26 - 30 years	490	2.9%	510	8.7%	-4.0%
Over 31 years	170	1.0%	114	2.0%	49.1%

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Total	16,769	100.0%	5.835	100.0%	-

Average	3 years		9 years		-

Companies providing services to Brasil Telecom employed 32,713 people at the end of 2007 in: the maintenance and operation of internal and external facilities, housekeeping, security, corporate security, and information systems maintenance.

Attraction and Retention of High-Performance Professionals

Attraction Programs

The Internship Program is still the main point of entry for young people beginning a career. In 2007, 221 university students were interns in the Company.

Another important investment aimed at attracting professionals was the re-opening of Brasil Telecom’s Trainee Program. Seventeen young professionals were hired to work at the Headquarters beginning in 2008, following a thorough selection process among approximately one thousand candidates.

We chose professionals with traits that value, particularly, the spirit of serving with excellence. Throughout 2008, the new graduates will undergo a consistent development program involving job rotation (working in various areas), monitoring by tutors and mentors; and training programs focused on management in partnership with an institution renowned locally and internationally.

Brasil Telecom’s goal is also to attract professionals with international experience. To this end, since 2002 it has invested in the Summer Program, which has already brought together ten Brazilian professionals who attended an MBA course in first-tier overseas universities (the best according to Business Week ranking) to work on the Company’s strategic projects during their summer vacations. The retention ratio of these professionals in leadership positions is fifty per cent upon course completion.

Retention Programs

Brasil Telecom considers the effective management of high-performance professionals a strategic and competitive advantage, and uses this strategy to retain them as Company employees. In this context, in 2007 the BrT Potentials Management program was created, which consists of initiatives divided into three pillars. These initiatives are implemented soon after the unique professionals are identified.

i) Development: The preparation of an individualized program to leverage and supply the professional’s potential, either through training programs, or by allocating these executives to challenging projects;
ii) Acknowledgement: The adoption of unique acknowledgement practices, emphasizing the value of meritocracy by paying variable remuneration and awarding superior performance; and
iii) Relationship: The definition of mechanisms that narrow the distance between the high-performance professional and the various levels of the organization, expanding his or her relationship network and access to strategic information.

In addition, Brasil Telecom encourages the participation of all of its employees in the internal career change program, for it believes that a consistent offering of opportunities motivates and retains aspiring professionals.

Education and Development

Brasil Telecom’s education process aims to promote the necessary abilities to reach results, enabling employees to perform their tasks equipped with full technical knowledge. To this end, Brasil Telecom makes use of the following education and development channels:

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  E-learning Portal: 400 online courses are available at the portal for professional self-development, including content related to products, services, systems, processes, and procedures, in addition to an integration program for new employees.
  BrTV: corporate channel that broadcasts institutional, technical, and behavior-related content to Brasil Telecom employees.
  Virtual Classroom: allows for the simultaneous tutoring of students remotely connected to a virtual instructor.

The Company also invests in the technical education of its employees, offering, since 2005, the Professional Masters Degree Program with emphasis on telecommunications in partnership with Brasília University. This master’s degree, which is fully customized to meet Brasil Telecom’s needs, aims to qualify our professionals in technological trends in years to come. The major benefit of the master’s degree is the generation and later implementation of cutting-edge projects in the areas of Engineering and Systems, which drive our business.

Despite all the investments in training our employees, Brasil Telecom believes that leadership is the main motivator for team development. Therefore, it invests in programs that offer unique training for its managers, with a special highlight on the Management Development Program. This program is targeted at strengthening the Company's values, and accelerates the development of managerial abilities, thus ensuring the acquisition and enhancement of the abilities necessary to achieve strategic goals. In 2007, 400 formal leaders completed the first step of the Program, which consisted of building Brasil Telecom’s management model in a shared manner. This model guides all the development activities of the Company's managers, and is based in a number of leadership abilities deemed as essential to place the Company at the market’s forefront.

Acknowledgement

At Brasil Telecom, superior-performance employees are rewarded financial incentives and corporate awards.

Awards Program

Since 2000, the People in the Spotlight Program has acknowledged employees, who, individually or in a team, implemented projects that made a difference both through their innovative and creative characteristics and through the results achieved. Categories and awards are reviewed for each cycle, ensuring that they remain in line with the Company's strategy. Acknowledgement is made in an official ceremony with the attendance of the CEO and executive officers.

Implemented in 2002, the Sales Charge Program has been exceeding expectations; therefore, it is reissued every year with a different theme. The 2007 appeal carried the title: “Negócios da China” (“Bargain Deal”), and will award winning employees with trips to China for the Beijing Olympic games. The program, whose purpose is to promote sales, presents monthly awards to the best in each branch, in addition to awarding all the salespeople who have met their proposed challenges.

Financial Incentives

The purpose of the Bonus Program is to acknowledge all executives for achieving the strategic goals set forth for the year. The program is reviewed and approved annually, and is based on market surveys, guidance by the Board of Directors, and Brasil Telecom’s strategic positioning. It is targeted at managers and is a result of the unfolding of Brasil Telecom’s targets. The bonus is given as a means of guiding the perception and activities of managers, as well as rewarding them for achieving the goals defined by the Company. With the same philosophy in mind, Brasil Telecom acknowledges other employees (not managers) by means of the PSP: Profit Sharing Program.

Brasil Telecom also uses a stock option program as a financial acknowledgement tool. This program aims to converge the long-term interests and targets of the Company and its executives; to retain strategic employees; and to provide guidance for a long-lasting business vision. To this end, the Company currently maintains two programs:

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i)
The 2000 Program granted stock options for the Company's preferred shares, in 2002, 2003, and 2004, to a group of senior executives, 21 of whom are still with the Company. Executives are already entitled to exercise all options granted thereto, with the exception of the last lot, which may be exercised as of January 2008.

ii)
The 2007 Program granted stock options for a basket of Company-preferred and common shares to a group of 65 senior executives. The options have a grace period of one year, and only 25% of the options may be exercised each year.

OPERATING PERFORMANCE

Serving an extensive customer base with distinct needs—such as residential subscribers and corporate customers—will always be challenging. Over the past years, Brasil Telecom has stood out for its capacity to innovate its supply, and was the first the launch products such as: IPTV (transmission of movies on-demand using the broadband platform); the Único (a mobile phone that transmits signals to the fixed line network while in the residential environment, thus reducing costs for the subscriber); and the Pula-Pula (free minutes in function of the volume of incoming calls), among others.

In 2007, over 885 thousand customers were added to mobile operations and 250 thousand to the broadband service, totaling—jointly with fixed line operations—a customer base of over 13 million customers: a growth of 5.7% year-on-year.

Fixed line

In 2007, competition increased from both paid-TV companies and mobile operators that had positioned themselves in the market with alternative plans and solutions for traditional fixed line telephony.

We also observed a continuous reduction in the penetration of fixed lines, a consequence of fixed-mobile migration. This change was accelerated by a reduction in the price-per-minute charged by mobile operators, associated with a strong presence of mobile operators in mass media.

At the end of 2007, Brasil Telecom’s terminal network was composed of 10.4 million installed lines, 8 million of which were in service, as follows:

Indicators – Fixed line network

NETWORK	2007	2006	Variation

Lines Installed (in thousands)	10,376	10,423	-0.4%
Lines in Service – LES (in thousands)	8,034	8,418	-4.6%
Average Lines in Service – LMES (in thousands)	8,049	8,520	-5.5%
LES/100 Inhabitants	18.2	19.4	-6.0%
TUP/1,000 Inhabitants	6.4	6.4	-
TUP/100 Installed Lines	2.7	2.7	-
Utilization Rate	77.4%	80.8%	-3.3 p.p.
Digitalization Rate	100%	100%	-

Given this scenario, Brasil Telecom focused its activities on the maintenance and profitability of its terminal base, as well as on the expansion of products and alternative plans offered.

Among the alternative plans offered, the highlight is the “Conta Completa” (Full Bill) plan, which leveraged sales of alternative plans with participations above 60% in the 2007 sales mix. This plan allows customers to

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choose the amount of minutes according to their usage profile, for each type of call: local fixed line, to mobile phones, and long-distance calls.

In the economic plans segment, the “Controle Total” (Total Control) plan was created, a 100% prepaid plan with monthly billing and minutes that may be used both in local fixed-mobile calls within Brasil Telecom’s network and between fixed line telephones of any operator. In addition, there is the possibility of topping up via the Cartão Único (Single Card) in the amounts of R$15, R$20, R$30, and R$60.

In addition, plans have been created to assist customer retention, with the new offers called “Brasil Total” and “Brasil Total Negócios” (Brazil Total Business), with packages that include local fixed lines, long-distance, intelligent services, mobile telephony, and broadband.

In compliance with ANATEL’s Resolution 423, Brasil Telecom successfully concluded, on July 31, 2007, the complex implementation of the conversion in billing, from pulses to minutes, for local calls between fixed lines.

This change in billing enabled the Company to offer its customers an easier way to monitor and control their expenses, and to make better use of the advantages of alternative minutes consumption plans.

Proceeding with the strategies of promoting the adoption of alternative plans, and approaching the market in an increasingly segmented manner, at the end of 2007 Brasil Telecom had 3.5 million lines in alternative local fixed line plans, representing 44.1% of lines in service, as follows:

Brasil Telecom maintained its leading position in the long-distance market, and recorded an average market share of 90.0% in the intra-regional segment and 84.80% in the inter-regional segment. The Company closed the year with a 64.0% market share in the inter-regional segment and 38.6% in the international segment.

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The highlights in long-distance plans are: “14 Simples” (Simple 14), with 30 minutes for domestic long-distance calls; “14 Meu Perfil” (14 My Profile), with different tariffs for in-state calls; and “14 Minhas Cidades” (14 My Cities), with discounted tariffs for three cities chosen by the customer.

Tariffs

With regard to 2007 tariffs, ANATEL authorized Brasil Telecom to adjust tariff items in the Basic Plans of Local and Domestic Long-Distance (DLD) Services, pursuant to the Concession Agreements. Average adjustments authorized for the local and DLD services amounted to 2.14% . The Local Network Use Tariff (TU-RL) was adjusted by 2.14% and the Interurban Network Use Tariff (TU-RIU) was reduced by 0.13% . Basic PSTN Plans, Local and DLD, for calls involving mobile phones, VC-1, VC-2, and VC-3 were adjusted by 3.29%, as of July 20, 2007.

Mobile Telephony

By the time it completed three years of operation, Brasil Telecom Móvel had reached over four million subscribers. Although Brasil Telecom Móvel was the fourth-largest operator providing service in the region with the greatest penetration rates in Brazil—Region II—the Company's goal has always been to be the leading integrated operator offering all telecom solutions to the customers in its operation area. The total number of connections grew 36%, whereas the Brazilian market grew, on average, 21%.

During 2007, Brasil Telecom implemented coverage to 54 new locations, and now serves a total of 873 locations, or 87% of Region II’s population, representing an increase of 6.6% year-on-year. In addition, several expansions have been performed to previously-served locations.

In the Northern and Mid-Western states (Area 7), Brasil Telecom Móvel occupies third position in market share in six states: the Federal District, Goiás, Mato Grosso, Tocantins, Acre, and Rondônia. In other states, the Company holds fourth place.

In 2007, the number of gross additions to Brasil Telecom Móvel reached 2.6 million connections, due mainly to the quality of services provided and to Brasil Telecom’s vocation for innovative solutions. The following offers were launched in this period: “Fale de Graça no Orelhão” (Talk for Free from Public Phones), “Fale de Graça à Noite” (Talk for Free at Night), and “Fale de Graça aos Domingos” (Talk for Free on Sundays), through which Brasil Telecom Móvel’s customers may place free calls to Brasil Telecom’s fixed and mobile terminals. The inclusion of the lines in service of Brasil Telecom Fixa as possible destinations for these calls increased the number of possible connections from around 4.3 million (total BrT Móvel customers) to approximately 12.3 million (total mobile and fixed line customers).

Aiming to increase revenues from mobile data communication, new functionalities were created by means of Internet services and content, such as Orkut (social networking), Glu (games), Som Licre (music), and Discovery.

The Company also executed partnership agreements with content companies, such as Dada.net, Blinko, Spin My Mobile, Flycell, Ligaki, Memo, Sony Pictures, Neo Network, and Móbile Streams, in addition to making the e-mail package “Escritório Móvel” (Mobile Office) available through Nokia’s Intellisynk solution. Several offers and initiatives have been made to services and content already available to customers. The initiatives generated discounts for multimedia messages and prizes resulting from cultural contests, such as the m-Encontra service promotion, in which customers could win cruises to the Brazilian Northeast.

By the end of 2007, Brasil Telecom counted on 3,017 points of sale, distributed among 28 own stores, 35 kiosks, 683 authorized agents, and 2,271 resellers in the main retailer chains, as well as 76 top-up distributors, serving approximately 120 thousand active points of sale.

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Tariffs

The tariff adjustment contributed to the increase in Brasil Telecom Móvel’s revenues. In 2007, postpaid plans were adjusted 5.7%, without, however, affecting their competitiveness.

Evolution of Mobile Accesses

Data Communication

Brasil Telecom added 250.1 thousand broadband (ADSL) connections to its network, totaling 1,567.8 thousand connections by the end of the year: a growth of 19% year-on-year. The 19.5% penetration rate of these connections over fixed lines in service, the greatest among fixed line concessionaires in the country, is a strategic support for the offering of new services and applications.

Continuous growth in broadband Internet services was maintained throughout the year, supported by the expansion of the Turbo portfolio (commercial name of ADSL) with the launching of three new standard connection speeds: 2MB, 4MB, and 8MB, as well as higher speeds on-demand, based on ADSL 2+ technology, and through the offer of quadruple play packages in partnership with Sky. These speeds aim to meet the demand for new tools and audio and video content, typical of Web 2.0 available to users. More than half of the 1,565 locations served with broadband already possess ADSL 2+ technology, and will provide customers with access to new services, such as IPTV.

ADSL Connections

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Brasil Telecom has also expanded its range of options for dial-up access to the Internet, which is the entrance portal to broadband service. In 2007, the Company created plans that enabled dial-up access to the Internet with fixed monthly payments, such as “Internet Toda Hora” (Internet All the Time) and “PC Conectado” (Connected PC). The latter is an alternative commuted fixed line plan that supports the Federal Government’s Projeto Cidadão Conectado: Computador Para Todos – Connected Citizen project: Computers for Everyone, to promote the digital inclusion of lower-income households. The plan offers, in addition to voice services—another service that is specific to dial-up access to the Internet—at very low prices, allowing users to expand their habit of accessing the Internet beyond reduced-tariff hours.

In addition, in 2007 Brasil Telecom offered its customers mobile broadband access with the 2G EDGE technology. Next year, this service will be offered in 3G (1.8 GHz and 2.1GHz) . Fiber optic solutions for broadband Internet access, FTTH and FTTB (Fiber to the Home and Fiber to the Building), have been installed in Brasília and Porto Alegre. As a supplement to the fixed system (mainly ADSL), wireless high-speed Internet access systems (WiMAX) were installed in Curitiba, Porto Alegre, and São Paulo.

Converging Products

Convergence has come into demand from a wide variety of consumers. In view of this, Brasil Telecom has been investing the development of converging solutions for fixed and mobile; and broadband and video services. This year, we signed a partnership with Sky, which allowed the Company to offer packages including Digital Paid-TV.

Telefone Único: An innovative solution in Brazil and in the world that uses CTP (Cordless Telephony Profile) technology, allowing for fixed and mobile voice services to be used in the same mobile handset. With the product, Brasil Telecom builds loyalty with customers in the fixed telephony base; increases its market share in mobile telephony, offering new value-added services; promotes the sale of postpaid plans; and maximizes the efficiency of the fixed line and mobile networks.

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Cartão Único: This card enables customers, through the acquisition of top-ups (R$15, R$20, R$30, and R$60), to recharge in all prepaid services, fixed terminals (AICE, Total Control, and Ligmix), and mobile terminals of Brasil Telecom.

PABX Virtual Único: PABX Virtual Único is a converging solution to meet corporate needs. With it, the customer no longer has acquisition, operation and maintenance costs over PABX equipment, since the entire infrastructure is housed by Brasil Telecom. With this, the Company was the first operator to converge fixed and mobile lines in branches.

Quadruple Play – Sky Partnership: In this commercial partnership with SKY, Brasil Telecom offers packages including fixed line and mobile services, broadband, and Digital Paid-TV. This offer consolidated throughout 2007 as a competitive advantage against other Triple Play offers by the competition. The package accounts for approximately 10% of all Brasil Telecom broadband sales.

Internet Providers

The relevance of the Internet in Brazil is represented by the increase in single visitors and connection times. With approximately 21.4 million Internet users, we are the leading country in time spent online. According to Ibope/NetRatings, residential Internet users spend an average of 23 hours online per month. In response to this scenario, advertising investment on the Internet is expected to grow 30% in 2007, according to estimates by the Inter-Meios project.

With an eye on market changes, Internet Group, Brasil Telecom’s business unit, intends to become the leading brand in interactive media. The goal is to reach this target through investments in interactivity from the extension of the current products and services platform.

Internet Group, which includes the activities of Internet providers iG, iBest, and BrTurbo, is the largest Internet provider in Brazil, with 4 million users of free dial-up connections; and the second largest broadband Internet provider in the Brazilian market, with 1.34 million paying subscribers at the end of 2007. Traffic generated by connected customers reached 44.6 billion minutes in 2007. iBest and iG accounted for 66.8% of the minutes of Region II in the first eleven months of 2007, positioning Internet Group as market leader in the region. As for broadband, the group grew by 27% in number of subscribers year-on-year. Of all broadband customers in Region II, 69% are estimated to be customers of iG or BrTurbo, positioning the company as the region’s market leader.

The paying customer base of Internet Group’s value-added services grew 134% between 2006 and 2007, reaching 750 thousand customers. This increase was led by products aimed at residential consumers, among them Protégé (antivirus), Resolve (24/7 technical support by phone), and Educa (content product targeted at family education).

According to Ibope/NetRatings, in December, 2007, Internet Group ranked third place among its main national competitors, with over 11.2 million single residential visitors, representing an annual growth of 43%. 2007 was a year marked by the launching of the new portal and new channels, such as Celebridades (Celebrities), Tecnologia (Technology), Eu na Web (Me on the Web), and others.

For iG, the Internet user plays the main role, and this is why the portal launched, in early 2006, the campaign “O mundo é de quem faz” (The world belongs to those who make it), introducing the concept of leadership by the masses. Minha Notícia (My News), created in June of that year, was the first Internet space in Brazil created for so-called Citizen- or Participative Journalism, which is considered a global trend, and places the portal ahead of other Brazilian Internet portals. In line with this proposal, iG makes several tools available to Internet users, such as blogs and MinhaTviG, which allows users to create, edit, and distribute content.

The portal—focusing on the continuous innovation of products and services—created in 2007, for the first time on the Internet, the position of ombudsman; it launched the Essay Manual of the online newspaper, which pursues greater transparency in the processes and standards used to verify, edit, and publish news; and established partnerships with Google and Kaizen Games. The unique partnership in the Brazilian market with Google enables iG to offer its subscribers and users cutting-edge products and services, such as e-mail and a

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search engine. As for e-mail, the Google partnership extended Gmail to 7.8 million iG e-mail accounts. For its part, the association with Kaizen Games enabled iG to bring the virtual world of Second Life to Brazil. Second Life, which already has 11.9 million residents worldwide and 644 thousand participants in Brazil, expands the concept of a game to the parallel virtual universe, promoting the creation of communities. iG’s successful results come not only from internal efforts in developing content, technological platforms, products, and services, but also from the continuous focus in meeting the needs of subscribers and Internet users.

VIDEON: THE FUTURE ON YOUR TV

Brasil Telecom works to enhance the experience of customers throughout their entire relationship with the Company: from the advertising campaign; through all the stages of obtaining the service, using the service, and billing; to loyalty building.

It was through thinking of its customers’ comfort and reassuring its commitment to offering innovative services as a converging operator that Brasil Telecom launched, in 2007, the first Internet Protocol Television (IPTV) service. Named Videon, the product distributed, through the Company’s ADSL 2+ broadband infrastructure, audiovisual content over Internet Protocol.

The service is initially being offered in Brasília, but it will be expanded to the main capitals and cities in the region where Brasil Telecom operates in 2008.

Videon is a cutting-edge product that revolutionizes the way audiences watch TV. It offers a library of audiovisual content, composed of unique content such as movies, documentaries, concerts, children’s shows, and cultural shows. With similar functions to a DVD device, the service offers approximately 500 hours of programming, which may be enjoyed at any time, regardless of the programming schedule.

The Company has signed partnerships with international providers, among them MGM, Disney, Universal, DLA, Playboy, Turner, and Viacom (Nicklodeon and VH1), in addition to agreements with Brazilian producers such as TV Cultura, Lumiére, SESC TV, the Ministry of Education, and TV Escola. There are other ongoing negotiations aimed at further improving content offered and increasing the range of options to customers. In addition to local movie rental, Brasil Telecom also provides Videon customers with the so-called Subscription Video on Demand (SVoD), which is the rental of specific content, grouped by theme or TV series, such as educational programming, children’s shows and documentaries.

The IPTV offer has only been possible because Brasil Telecom possesses the most complete high-speed network among all fixed line and mobile operators in Brazil. With Videon, the Company reached a new technological level. The greatest beneficiary is the customer, who can, according to his or her profile, design a programming schedule and use an even wider range of services.

Current legislation forbids the Company from offering regular paid-TV channels to its concession area. Pending a change in this law, however, Brasil Telecom is prepared to expand its service.

ECONOMIC AND FINANCIAL PERFORMANCE

Revenue

Brasil Telecom’s gross revenue totaled R$15,997.4 million in 2007, an increase of 5.9% year-on-year. The increase in participation of data communication services and mobile telephony show the success of the Company's revenue diversification strategy.

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Gross Revenue Breakdown (R$ million)

Fixed line Average Revenue per User (ARPU)—excluding data communication—totaled R$79 in 2007, up 11% from 2006, as a result of the Company's strategy to restrain fixed line revenue erosion. Including data communication, ARPU recorded in 2007 totaled R$98.5, showing continuous growth in ADSL penetration.

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Revenue from Data Communication and Mobile Telephony

Gross revenue from data communication and other services of the main activity reached R$2,769.2 million, an increase of 22.3% year-on-year. This increase is due mainly to the larger ADSL customer base, which posted a growth of 19%.

ADSL recorded an ARPU of R$71.7 in 2007, an increase of 6.9% year-on-year, as a result of its strategy to prioritize the sale of the products with the highest profitability and fastest connection speeds.

Consolidated gross revenue from services with mobile telephony was up 41.9% from 2006. The increase results from the “full bill”, and especially from the growth in the mobile base.

The “full bill” model, implemented by ANATEL in early 2006 to regulate interconnections between mobile operators, determines that all calls should be charged. Previously, calls were only charged when the difference between operators’ outgoing and incoming traffic was greater than 55%.

Total ARPU for mobile telephony continues to be one of the greatest in the country, at R$34.2 in 2007. Postpaid ARPU was R$52.6, and prepaid ARPU amounted to R$28.5. The improved profitability was also the result of commercial policies where the main advantage offered to Brasil Telecom’s customers were discounts in minutes for intranet calls, while outgoing calls to other operators were charged at competitive rates.

Operating Costs and Expenses

In 2007, operating costs and expenses totaled R$7,261.5 million, an increase of 6.7% when compared to the R$6,802.7 million recorded in 2006, due primarily to increases in interconnection expenses (which followed the revenue growth), provisions and losses, and other commercial expenses.

Operating Costs and Expenses

(Excluding Depreciation and Amortization)

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In 2007, personnel costs and expenses amounted to R$648.9 million, a drop of 2.6% year-on-year. By the end of 2007, 16,769 people were employed at Brasil Telecom, 5,287 of whom were employees in the fixed telephony, data, and Internet providers segment; 616 at Brasil Telecom Móvel; and 10,866 became employees of the Company in December, when customer services became an internal area.

Costs and expenses with outsourced services, excluding interconnection, advertising, and marketing, totaled R$2,268.3 million in 2007, nearly stable as compared to the previous year’s figures, reflecting the Company's strategy to control outsourcing expenses. It is worth mentioning the bid opened by Brasil Telecom to choose a single partner for the maintenance of the fixed line, mobile, and data communication networks. This model, the only one in the world on such a scale, will be implemented in early 2008, and aims to explore the scale effects in the operations of the supplier, and, subsequently, to reduce network maintenance costs.

Interconnection costs totaled R$2,318.9 million at the end of 2007, an increase of 9.6%, due to growth in the customer base of mobile operators, and to the integral impact of “full bill”, partially offset by the 20% reduction in TU-RL, as of January 1, 2007, and by the increase in Brasil Telecom Móvel’s market share. Advertising and marketing expenses totaled R$164.4 million in 2007, an increase of 10.3% year-on-year, reflecting the focus on advertising expenses for the acquisition of mobile customers. Despite the increase in this item, mobile SAC showed strict control over expenses with subsidies and commissions.

Costs and expenses with materials and goods totaled R$380.2 million in 2007, a reduction of 7.7% year-on-year, reflecting smaller expenses with the Cost of Goods Sold, despite an increase in mobile handset sales. Losses and provisions for losses with accounts receivable (PCCR) over gross revenue, at the end of 2007, stood at 2.2%, and totaled R$348 million, with a reduction of 9.5%, due to stricter criteria for loan granting and greater billing efficiency.

In 2007, provisions for labor, tax, and civil liabilities amounted to R$650.9 million, an increase of R$162.8 million year-on-year, due primarily to indexation and to the increase in the risk of losses for labor, civil, and tax claims.

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Depreciation and amortization costs totaled R$2,470.8 million in 2007, 9.3% below 2006, due to the increase in fully depreciated assets.

Other operating costs and expenses amounted to R$481.9 million in 2007, up 35.5% from 2006. This increase resulted from 2006 non-recurrent expenses, such as R$58.4 million related to state and federal tax recovery, and R$53.1 million in agreements executed with other telephony operators for litigation assignment.

EBITDA

Brasil Telecom’s consolidated EBITDA totaled R$3,797 million at the end of 2007 (composed of operating profit – R$836.9 million, plus expenses with depreciation and amortization – R$2,470.8 million, and financial expenses, net – R$489.3 million). The consolidated EBIDA margin stood at 34.3% in the period, against 33.9% in 2006.

EBITDA (R$ million) and EBITDA Margin (%)

It is worth mentioning that in 2007, mobile operation started generating positive EBTIDA for Grupo Brasil Telecom. Mobile EBITDA increased from negative R$14.3 million in 2006 (negative 11.4% margin) to R$53.9 million in 2007 (3.1% margin).

The R$53.9 million of mobile EBITDA (negative R$142.3 million in 2006) is composed of operating losses – R$271.4 million (R$511.7 million in 2006), plus expenses with depreciation and amortization – R$385.9 million (R$335 million in 2006), less financial expenses, net – R$60.6 million (R$34.4 million of financial expenses, net, added in 2006).

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BrT Móvel’s EBITDA evolution (R$ million)

Net Income

Brasil Telecom recorded a net income of R$671.3 million in 2007, equivalent to R$1.8519 per share. Net income per ADR in 2007 amounted to US$9.2594.

Indebtedness

At the end of 2007, Brasil Telecom’s consolidated gross debt totaled R$4,383.4 million, 88.7% of which was allocated to the long-term.

On April 17, 2007, Brasil Telecom S.A. exercised its option of advance redemption set forth in the Deed of the 4th Issue of Debentures, the 3rd Public Issue, as informed to debenture holders on March 28, 2007. A total of R$521.1 million were disbursed to pay for the redemption of all debentures. Brasil Telecom closed 2007 with a balance of cash and other investments in public and fixed income securities in the amount of R$3,893.5 million, against cash and investments in the amount of R$4,063.4 million at the end of 2006. Consolidated net debt reached R$489.9 million, accounting for 12.9% of EBITDA. In 2007, debt pegged to exchange rate variation, not taking into account hedge adjustments, totaled R$731.6 million, R$395 million of which was in USD, R$94.7 million in the BNDES currency basket, and R$241.9 million in Yen. In 2007, Brasil Telecom was hedged against 80.6% of the debt pegged to exchange rate variation, resulting in a total exposition of only 3.6% of the total debt.

CAPEX

In 2007, Brasil Telecom’s CAPEX totaled R$1,398.8 million, R$1,120.0 million of which were invested in fixed line services (including voice, data, information technology, and regulation), and R$278.8 million in mobile telephony. When compared to 2006, investments posted a reduction of 3.6%, due mainly to the effects of exchange rate variations, reductions in regulatory investments, and a continuous renegotiation with suppliers.

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CAPITAL MARKETS

Once again, Bovespa showed positive performance in 2007, with an appreciation of 43.6% year-on-year, resulting from economic growth, political stability, an improvement in foreign investors’ opinions about Brazil, and the faith of the market in the economic policy of Brazil’s government.

At the end of 2007, Brasil Telecom Participações S.A.’s market value, calculated at the weighted average of the prices of common and preferred shares, totaled R$12,215 million, an appreciation of 38.7% year-on-year.

Share Performance

	Closing
	12/31/200	12	24
Common Shares (BRTP3) (in	46.50	33.9	97.3
Preferred Shares (BRTP4) (in	26.02	44.1	53.3
ADR (BRP) (in	74.58	82.2	123.2
IBOVESPA	63,886	43.6	91.0
ITEL	1,223	16.1	28.5
IGC	6,801	31.5	85.9
Dow Jones	13,265	6.4%	23.8
Market Cap	12,215.	38.7	73.0

The Extraordinary General Meeting held on April 27, 2007 approved the reverse split of the shares of Brasil Telecom S.A. and of Brasil Telecom Participações S.A., and, subsequently, the number of shares reduced by three digits.

Share

Dec/07	Common	%	Preferred	%	Total	%
Solpart Participações S.A.	68,356,154	51.0%	-	0.0%	68,356,154	18.8%
Free Float in ADR	-	0.0%	137,885,365	60.0%	137,885,365	37.9%
Treasury	1,480,800	1.1%	-	0.0%	1,480,800	0.4%
Free float at Bovespa	64,194,734	47.9%	92,052,160	40.0%	156,246,894	42.9%

Total	134,031,688	100.0%	229,937,525	100.0%	363,969,213	100.0%

MANAGEMENT OF CORPORATE RISKS

It is Brasil Telecom’s opinion that risk management is an essential part of good corporate governance practices. The goal is to preserve business integrity, as well as the integrity of material and financial assets. The Governance Model for the Management of Corporate Risks is based on the following pillars:

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Risk Factors Monitoring

Strategic Risk

The trend of partial substation of fixed line traffic to mobile telephony is currently being studied by Brasil Telecom. In order to mitigate this risk, the Company has defined the development of new paths for growth as one of the pillars for its business strategy, having as its main initiative the acceleration of revenue growth both in mobile telephony and data transmission.

Financial and Market Risk

Brasil Telecom’s loan and financing operations are subject to market risks, among which are the variation in interest rates, inflation, and the exchange rate, which are constantly monitored by the Company.

In order to mitigate exchange rate risk, Brasil Telecom has contracted hedge operations from financial institutions, with 3.6% of all indebtedness exposed to exchange rate variation.
With regard to financial investments, Brasil Telecom tends to be conservative in its investment choices. Investments are maintained in financial investment funds (FIFs), and investments in own portfolio in private securities (CDBs) issued by first-tier financial institutions, federal notes, sovereign notes issued by governments with excellent credit risk and overnight operations, backed by notes issued by financial institutions abroad, with low credit risk. Portfolios of FIFs are composed mainly of federal notes and CDBs issued by first-tier financial institutions. Exposure to market risk is monitored daily through the VaR (Value at Risk) method, which quantifies the risk of loss in these investments.

Operational Risk

Brasil Telecom takes out specific insurance policies such as Operational Risk and Business Interruption Insurance to protect its assets. The Operational Risk Insurance covers all property against physical damage caused by fire, lightning, explosion, wind storms, robbery, flooding, and inundation. In order to ensure full replacement of its assets, the Company updates, on a monthly basis, the value and quantity of lines installed per branch. The Business Interruption Policy covers damages resulting from the interruption or disturbance of working capital caused by any physical damage to property.

The civil liability of managers, board members, and executive Officers of Brasil Telecom is ensured by D&O policy (Directors and Officers), contracted by Brasil Telecom Participações S.A., which pays damages to third parties up to the maximum limit ensured in the presence of evidence of management default.

Regulatory Risks

Brasil Telecom operates according to concession contracts and licensing agreements signed with the National Telecommunications Agency (ANATEL) and under the industry’s general and specific legal and regulatory

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provisions. Any change in the established rules may affect the business. For this reason, the Company monitors the development of regulations and the industry overall, acting proactively to minimize regulatory risk.

Systematic Supervision of the Supplementary Pension Plan Foundations

Brasil Telecom has systematically supervised the Supplementary Pension Plan Foundations that it sponsors. In addition to ensuring legal compliance, this initiative contributes to the implementation of better governance practices in these Foundations. A Supervision Committee has been created, which is composed of Board members representing Grupo Brasil Telecom, promoting the exchange and transfer of knowledge between the Foundations and the Sponsor Company.

Audit

Internal Audit

Control Environment Assessment

Brasil Telecom’s Internal Auditing has a preventive focus, and thus aims to predict occurrences and alert the management. Assessments and reports on processes, as well as the risk management of the organization, recommending improvements in the adequacy and efficacy of the risk management model, are periodically developed.

Assessment procedures comply with standards of COSO, COBIT, Audit Standards of PCAOB, and The Institute of Internal Auditors. Control Self Assessment is one of the mechanisms used to make it easier for processes with longer Audit cycles to be covered within the year, so as to facilitate the monitoring of the risks involved.

In this environment of thorough assessment and monitoring of processes, risks, and controls, it was possible to obtain a SOX Certification for the 2006 financial statements, disclosed in 2007.

Independence, Regulation, and Relationships

The independence of the Internal Audit is set forth in the Bylaws of the Company, which hierarchically connects the area to the Board of Directors. The goals, independence, purpose, scope, responsibilities, authority, results presentation, rules of the Internal Audit, and main procedures of the activity are provided for in the Regulation of the Internal Audit Activity (Charter), in compliance with the rules and standards of The Institute of Internal Auditors.

With regard to the relationship structure, recommendations made by the Internal Audit are directly monitored. In the internal environment, a previous discussion with the managers of processes is part of the process, and mitigating initiatives are informed to the Board of Executive Officers, to the Committee of Processes and Risks, to the Fiscal Council, and to the Board of Directors.

Independent Auditors

Under the terms of Ruling CVM no. 381/03, Brasil Telecom Participações S.A. regularly submits the fees and types of services to be provided by independent auditors to approval by the Company's Board of Directors, considering the Fiscal Council’s opinion.

The policy for hiring services fulfills the principles that safeguard the independence of the auditor, according to international criteria, which are as follows: the auditor must not audit his own work nor carry out managerial responsibilities for his client nor promote the interests of his client.

During the year of 2007, Deloitte Touche Tohmatsu Independent Auditors was hired for jobs other than those directly related to the auditing of financial statements. The total fee for these services was 5% below the fees related to the independent auditors’ services.

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SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Concerned with the development of communities living in the regions where it operates, Brasil Telecom contributes significantly to the improvement in these locations by means of initiatives targeted at promoting sports, culture, environmental preservation, social and digital inclusion, the defense of minority rights, and education projects. Brasil Telecom is responsible for maintaining 48 cultural projects and 20 social initiatives. In 2007, the operator improved ongoing programs and launched the basis for an ambitious project, Oficina Digital (Digital Workshop).

Priority for Education

Brasil Telecom has developed a widely-praised initiative which will contribute to improve the quality of Brazilian public schools. The Education Program, which will be officially launched in 2008, will install Model Digital Workshops in 500 schools.

The basic principle behind Brasil Telecom’s Education and Digital Inclusion Program is to use technology as a means to leverage the development of education. It will contribute largely to improving life in these communities, promoting economic and social progress. It will operate in a supplementary manner, with a view to maximize government initiatives.

The program is structured based on existing experience, and takes advantage of the best practices known, and eliminating most recurrent problems, based on projects developed by the company in Goiás and the Federal District.

Also regarding education, the Company has supported the “Bolsa-Escola Cidadã” (Citizen Scholarship) project, developed in the states of Goiás, Acre and Mato Grosso by the NGO Missão Criança, which is dedicated to defending human rights. The program includes monthly financial assistance to mothers of children in needy communities. Besides the donation, the purpose is to contribute to ending child labor and reducing truancy. In 2007, 1,971 children from 616 families benefited from these initiatives.

Another important project is developed in the main cities of Santa Catarina: Digital Inclusion, promoted by the Institute Santa Catarinese Sustentável (ICADS) (Sustainable Santa Catarina Institute), which qualifies participants to use information and communication technologies. The initiative also maintains training groups for 1,260 youth and adults, developing networks and communication and citizenship tools that can be used by the population at large.

Brasil Telecom also supports Esporte Clube Cidadão (Citizen Sport Club), an initiative developed in Bairro Restinga, in Porto Alegre, with youth and children at social risk. Its goal is to teach practices that generate reflection over certain ethical aspects of one’s personal and professional life.

The Company works jointly with Junior Achievement, a traditional organization of technical education in economics and business. The project serves 19 thousand students; 600 of whom have participation maintained with the support of Brasil Telecom. In 2007, the institution created the Ética na Escola (Ethics at School) program, focusing on discussion between young participants regarding ethics in society. Projeto Ética, managed by voluntary workers trained by the Junior Achievement, targeted 45 thousand students.

Cultural Projects

Cultural initiatives are also among the activities sponsored by the operator. Last year, Brasil Telecom supported 48 cultural projects, involving several forms of artistic expression, such as theater, dance, cinema, literature, and music. One of these was called “Tocando em Frente”, and promotes music workshops for low-income youth between 16 and 22 years, in of the Federal District.

Another initiative is the Projeto Batucadeiros, targeted at needy youth and adolescents between 5 and 21 years, residents in the city of Recanto das Emas (DF). The activities involve music and computer classes.

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Sports Projects

Brasil Telecom maintained a substantial presence in the Brazilian sports scene in 2007. In addition to sponsoring individual athletes, the Company restructured its main project, Equipe Brasil Telecom de Vôlei (Brasil Telecom Volleyball Team). This way, Brasil Telecom fulfills its role in emphasizing the Company's work in the sport through the recognition of new talent.

The team that previously played in the Federal District currently represents the city of Brusque (SC) in the Superliga Feminina, and counts on athletes such as Érika Coimbra, from the Brazilian National Team, and Radamés Lattari, technical consultant for the team and former coach of the Brazilian National Men’s Team. Brasil Telecom also sponsors the men’s volleyball team of Faculdades Integradas (UPIS), in Brasília, runner up in the 2007 National League.

Sports incentives earned Brasil Telecom’s sports project two medals at the Pan American Games. In Rio 2007, the Brazilian 4 x 100 m relay team, composed of two athletes sponsored by the Company, Vicente Lenílson and Rafael Ribeiro, won the gold medal. Lucimara Silvestre, another Company-sponsored athlete, won the bronze medal in the heptathlon. These athletes are part of Brasil Telecom’s Athletics Team, coached by Jayme Netto, in Presidente Prudente (SP).

Robert Scheidt and Luciano Burti are also athletes sponsored by Brasil Telecom. Scheidt, the sailor, won the silver medal at the 2007 Pan American Games, in addition to being an eight time champion of the Laser Class, and runner up of the Star Class. Burti, for his part, is a Stock Car pilot, having raced in Formula 1 at Ferrari, Jaguar, and Prost Grand Prix.

The Company's sponsorship is not restricted to athletes and teams; it also involves sports events. In 2007, the company sponsored the 2007 Brasil Telecom Ironman, for the fifth consecutive year; Brasil Telecom 70.3 Ironman; and Copa do Brasil de Volley, held in October in Brusque, with the participation of Brazil’s main men’s and women’s volleyball teams.

Global Compact and Millennium Goals

Brasil Telecom sees the United Nations as a major ally in sustainability initiatives. By means of entering the UN Global Compact, the Company voluntarily assumed the challenge of spreading the ten principles related to labor rights, environment protection, fighting corruption, and human rights. Human rights have been highlighted through several policies, aiming at the creation of an environment that is favorable to professional and personal development, eliminating all forms of discrimination. Sustainable practices and attitudes were also developed monthly by employees who make up the Business Voluntary Program. Guided by the Millennium Development Goals, a program established by the member countries of the United Nations, the involvement of our employees in social initiatives reinforces the internal social mutual responsibility culture of Brasil Telecom.

SUSTAINABILITY AS VALUE

Throughout 2007, Brasil Telecom developed initiatives aiming to incorporate sustainability and responsible management concepts into its business values and business strategy. In addition to its strong commitment to supporting community projects in the culture, sports, education, and environmental areas, we also have a long-lasting vision that will infiltrate the entire organization, influencing business decisions as well.

Sustainability at Brasil Telecom is a result of the adoption of values and practices that express Brasil Telecom’s commitment to its shareholders and customers, to the environmental quality of the systems surrounding the Company, and to social equality in the communities inhabiting in the region where it operates.

As a result of the incorporation of these concepts into the Company's management values and principles, Brasil Telecom has called upon its executives to organize a Sustainability Committee, and to perform a diagnosis on Corporate Sustainability and Responsibility. The action plan under preparation will be implemented in the years to come, starting in 2008.

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Acknowledgments

Brasil Telecom Participações S.A.’s Management thanks its shareholders, customers and suppliers, and financial institutions, for their cooperation and trust. In particular, it thanks its employees for their dedication and effort, without which the Company would not be able to present these results.

The Management

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11.01 – NOTES TO THE FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais – R$)

1. OPERATIONS

Brasil Telecom Participações S.A. (“the Company”) is a publicly-held company, incorporated according to article 189 of Law 9472/97 - General Telecommunications Law, as part of TELEBRÁS’ spin-off process, whose protocol and justification was approved on May 22, 1998.

The Company is engaged in controlling companies that exploit fixed telephony public services in Region II of the PGO (General Concession Plan), approved by Decree 2.534 of April 2, 1998. Such control is exercised through Brasil Telecom S.A., which is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of PGO. In addition, the Company may also hold equity interests in other companies.

The Company is registered at the Brazilian Securities Commission (CVM) and at the U.S. Securities and Exchange Commission (SEC). Its shares are traded on the São Paulo Stock Exchange (BOVESPA), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE).

The Company is controlled by SOLPART Participações S.A. (“SOLPART”), which holds, at the balance sheet date, 51.00% of its voting capital and 18.78% of its total capital.

Direct subsidiaries

a. Brasil Telecom S.A.

BRASIL TELECOM S.A. is a concessionaire of the STFC (Switched Fixed Telephone Service) in Region II of the PGO, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to Federal District. In this area, Brasil Telecom S.A. renders, since July 1998, the STFC in the modalities of local and intraregional long distance.

Because of the early compliance of the universal service obligations set forth by the General Universal Service Goals Plan ("PGMU"), required for December 31, 2003, Brasil Telecom S.A. obtained from the ANATEL (National Telecommunications Agency), on January 19, 2004, licenses to exploit STFC services in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III, and Sectors 20, 22 and 25 of Region II of the PGO (General Concession Plan); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, this subsidiary began to exploit the Domestic and International Long Distance services in all Regions starting January 22, 2004. For Local Service in the new regions and PGO sectors, the service offering started on January 19, 2005.

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The concession agreements in effect under the local and long distance services modalities, came into effect on January 1, 2006 and are effective until December 31, 2025. Additional information about these agreements is mentioned in note 5.i.

Information related to the quality and universal service goals of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, on the website www. anatel.gov. br.

b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. ("NTI"). These subsidiaries are engaged in holding interest in Internet Group (Cayman) Limited (“iG Cayman”), which is engaged in providing Internet access. iG Cayman is subsidiary of Brasil Telecom Serviços de Internet S.A, a company that is also an indirect subsidiary and operates in the internet segment.

NTP’s and NTI’s interest in iG Cayman at the balance sheet date represented 9.25% and 0.16%, respectively, and together with Brasil Telecom Serviços de Internet S.A. total interest was 98.2% .

Indirect subsidiaries

On August 1, 2006, Board of Directors of Brasil Telecom S.A. approved the corporate restructuring of its subsidiaries. This restructuring, whose purpose is to optimize the controlling structure through company downsizing, concentration of similar activities, simplification of intercompany shareholdings, started in the second half of 2006. The changes made in 2007 are mentioned in the comments on the companies’ below, when applicable. The corporate changes made in 2006 and 2007, carried out at book value, did not have material impacts on the costs structure.

Brasil Telecom S.A. has the following subsidiaries:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. ("BrT Celular") is a wholly-owned subsidiary which is operating since the fourth quarter of 2004 to provide Personal Mobile Services (SMP), with authorization to serve Region II of the PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary whose main product is providing broadband internet services. It also provides a series of value-added services both residential and corporate customers, including wireless internet access.

In turn, BrTI holds the control of the following companies:

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(i) iBest companies

iBest concentrates its operations in providing dialup Internet access, selling advertising space in its portal and value-added services, and one of its main services is its internet connection accelerator. iBest activities are fully represented by Freelance S.A., established in Brazil. It also includes iBest Holding Corporation, established in the Cayman Islands, which has no operations and holds no investments in other companies.

(ii) iG companies

iG operates as an internet service provider of both dialup and broadband access. It also provides value-added services focused on the residential and corporate markets. In addition, iG also sells advertising space in its portal.

BrTI’s control over the iG Companies is attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), established in the Cayman Islands.

iG Cayman is a holding company which, in its turn, holds the control of Internet Group do Brasil Ltda. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda. ("Jornal Internet")

BrTI holds 30 percent interest in the capital stock of Jornal Internet, which is engaged in the on-line sale of goods and services, issue of daily newspapers or magazines, and gathering, generating and disclosing news on selected events. Seventy percent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice president of the Company’s subsidiaries related to internet businesses.

c. Brasil Telecom Cabos Submarinos Ltda.

Brasil Telecom Cabos Submarinos Ltda. ("BrT CS") was a subsidiary of BrTI up to January 2, 2007. On this date BrTI reduced the portion of its capital held by Brasil Telecom S.A., using the investment held in BrT CS, in the amount of R$132,678 to settle part of de reduction. Thus, Brasil Telecom S.A. is now the parent of BrT CS, holding practically all of the latter’s capital. BrTI still holds a share of the capital of BrT CS, corresponding to an interest lower than 0.01% .

BrT CS and its subsidiaries operate through a system of submarine optic fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and international corporate clients.

BrT CS holds 100% of the capital of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, in turn holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

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d. BrT Comunicação Multimídia Ltda.

Brasil Telecom S.A. held 100% of MTH Ventures do Brasil Ltda. (“MTH”), a holding company that controlled the capital of Brasil Telecom Comunicação Multimídia Ltda, and Brasil Telecom S.A. and BrTI holding the remaining ownership interest. The Extraordinary General Meeting held on this date decided for the merger of MTH into Brasil Telecom S.A.

Currently Brasil Telecom S.A. holds 89.8% of BrT Multimídia’s capital, and the remaining 10.2% capital is held by BrTI.

BrT Multimídia is a service provider of a private telecommunications network through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long distance network connecting these major metropolitan business centers. It operates nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has web solution centers in São Paulo, Brasília, Curitiba, Porto Alegre, Rio de Janeiro e Fortaleza, which offer co-location and hosting, and other value added services.

e. Vant Telecomunicações S.A. (“VANT”)

Company whose total capital stock is practically held by Brasil Telecom S.A. BrTI holds only one share in VANT’s capital, representing less than 0.01% interest.

VANT is engaged in rendering multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f. Brasil Telecom Call Center S.A. (“BrT Call Center”)

Previously named Santa Bárbara dos Pinhais S.A, BrT Call Center, changed together with the of its corporate name, as decided in the shareholders’ meeting held on August 21, 2007, its corporate purpose to be engaged in providing call center services to third parties, including customer service, outbound and inbound telemarketing, training, support, consulting services and related activities, etc. Its operations started in November 2007 with rendering call center services to Brasil Telecom S.A. and its subsidiaries that demand this type of service. Previously, the call center services were outsourced.

Change in the Management

During the third quarter of 2005, there were changes in the management of the Company and Brasil Telecom S.A. The process for replacing the former management, related to the former manager Opportunity, was litigious, as disclosed in various material events issued by the Companies during 2005 and several lawsuits still in progress, filed by the former manager, aiming at retaking the Companies’ management.

Agreements of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

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Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. entered into with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an agreement named “Merger Agreement” and a “Protocol” related thereto.

As disclosed in material events issued, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It was also the subject-matter of a discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of the Company understood that the Merger Agreement, the related Protocol, and other April 28 agreements, which included the withdrawal and termination of lawsuits involving the Companies, were entered into with conflict of interests, breaching the Law and the Bylaws of the Companies, and also, are contrary to shareholders’ agreements and do not have the required corporate approvals. In addition, the current management deemed that such agreements were contrary to the best interests of the Companies, especially regarding their mobile telephony business.

As regards the “Merger Agreement” above, the subsidiary Brasil Telecom S.A. and BrT Celular started on March 15, 2006 an arbitration proceeding against TIMI and TIMB to annul it. The Company released a material event on this matter on March 16, 2006.

TIMI and TIMB sent to Brasil Telecom S.A. and BrT Celular a letter dated May 2, 2006, unilaterally terminating said “Merger Agreement”, setting a reserve for the alleged right to indemnity for damage, which was being discussed in said arbitration proceeding. According to analyses of the Company’s legal advisors, the risk of losses referring to the supposed right to indemnification has been considered remote and its amount were not possible to be measured. Also in May 2006, TIMI filed with ANATEL and CADE, petitions requesting to file the operation related to the Merger Agreement due to lack of grounds.

On July 18, 2007, Brasil Telecom Participações S.A. and Brasil Telecom S.A., jointly with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A. (“Solpart”), Techold Participações S.A. (“Techold”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Petros – Fundação Petrobras de Seguridade Social, Fundação dos Economiários Federais – Funcef, Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on the one hand, and Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, TIMB and TIMI (Telecom Itália Companies), on the other hand, signed a Mutual Release Agreement, by means of which the signatory parties undertake, provided that they are granted prior authorization of the proper corporate bodies and upon the effective acquisition by Previ, Petros and Funcef, or by Techold, as the case may be, of the entire shareholding represented by shares issued by Solpart held by Brasilco (“Brasilco Shares”) to waive pleadings and dismiss ongoing disputes at the Judiciary Branch and at international Arbitration Courts, involving the Companies and its shareholders, direct or indirect, on the one hand, and Telecom Italia Companies, on the other hand.

The Mutual Release Agreement terminates, among others, the potential demands involving the Companies and their subsidiaries and the companies, and the Telecom Italia Group companies, including the termination of arbitrations mentioned in the Note issued by the Companies on March 16, 2006.

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The actual acquisition of Brasilco Shares, which under regulations in effect is subject to approval of the ANATEL (National Telecommunications Agency) and other conditions, would permit to terminate the existing administrative proceedings regarding the overlapping of telephony licenses (STFC, SMP, LDN and LDI) among Brasil Telecom Group companies and Telecom Italia Group companies and, thus, permanently removing the possibility of material adverse impact on the businesses and interests of the Brasil Telecom Group companies.

The National Telecommunications Agency – ANATEL granted its prior consent, through Act 68899, of December 3, 2007, published on December 5, 2007, to the acquisition, by Techold, of the entire ownership interest held by Brasilco S.r.l. (“Brasilco”) in the capital of Solpart (“Brasilco Shares”). Therefore, the last condition precedent set forth in the Share Purchase Agreement and Letter Agreement entered into on July 18, 2007 was fulfilled and the transaction was completed.

On December 5, 2007, Brasilco transferred Brasilco Shares to Techold through annotation and signature of the Solpart Share Transfer Book and the related Registered Shares Registry Book, after the payment by Techold of the total amount of US$515 million provided for by the Share Purchase Agreement and Letter Agreement. Due to such transfer, Techold has become the holder of approximately 99.98% of the voting and total capital of Solpart.

With the effective transfer of Brasilco Shares to Techold, the Mutual Release Agreement entered into on July 18 became effective, terminating definitely the litigation among the signatory parties thereto, including the Companies, Brasilco, Telecom Italia S.p.A., and their subsidiaries and the other parties mentioned at the Material Event published on July 18, 2007.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with Brazilian accounting practices as set forth by Corporate Law, Brazilian Securities Commission (CVM) standards, and the standards applicable to telephony service concessionaires.

As the Company is a SEC registrant, it is subject to SEC’s standards and it must prepare financial statements and other information using criteria that comply with this agency’s requirements. To comply with these requirements and aiming at meeting the market’s information requirements’, the Company adopts as a principle the disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise indicated. According to each situation, they present information related to the Company and the consolidated statements, identified as “COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indentified as “COMPANY AND CONSOLIDATED”.

The amounts of escrow deposits tied to the Accrued liabilities for contingencies are presented as a deduction from the recognized liabilities.

Accounting estimates were based on objective and subjective factors and Management’s judgment for determining the adequate amount to be recorded in the financial statements. Significant items subject to these

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estimates and assumptions are the net book value of property, plant and equipment, the allowance for doubtful accounts, inventories, deferred income and social contribution taxes, the reserve for contingencies, measurement of financial instruments, and assets and liabilities related to benefits to employees. Actual results could differ from those estimates. The Company’s management reviews these estimates at least quarterly.

Consolidated financial statements

The consolidation was prepared in accordance with CVM Instruction No. 247/96 and includes the companies listed in note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances and revenue and expenses.

  Elimination of intercompany investment account balances and related shareholdings, reserves and retained earnings; and.

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The reconciliation of the net income and the shareholders’ equity belonging to the Company and Consolidated is as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	2007	2006	2007	2006
COMPANY	675,906	473,654	5,246,513	5,278,184
Recordings in the subsidiary’s Shareholders’ Equity
Prescribed dividends	(5,198)	(6,778)	-	-
Capitalized interest in the subsidiary	582	3,492	-	(582)
CONSOLIDATED	671,290	470,368	5,246,513	5,277,602

Supplemental information

The Company also submits the following statements as supplemental information:

Statements of Cash Flows

These statements have been prepared in accordance with the Accounting Standard and Procedure 20 (NPC 20) issued by the Brazilian Institute of Independent Auditors (IBRACON). For a better presentation and maintenance of comparability with FY 2007, reclassifications regarding FY 2006 have been made, basically related to escrow deposits, which started to be presented under investment activities. In order to form such balances, the escrow deposits tied to contingencies were reclassified – note 7, indirect taxes – note 34 and accounts payable and accrued expenses.

Statements of Value Added

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Prepared in prepared in accordance with the Brazilian Accounting Standard 3.7 (NBC T 3.7), approved by Federal Accounting Council Resolution No. 1010/05.

Segment Reporting

The Company is presenting, as supplement to note 43, the report by business segment. A segment is an identifiable component of a company, engaged in providing services (business segment) or supplying products and providing services which are subject to different risks and consideration.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned below refer to significant accounting practices adopted by the Company and its subsidiaries that are reflected in the consolidated financial statements.

a. Cash, banks and temporary cash investments: Cash investments are temporary high-liquidity investments, with immediate maturity. They are stated at cost, plus income earned through the balance sheet date and do not exceed their fair value. Shares in fixed-income investment funds are stated at cost plus income earned through the balance sheet date.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff or service on the date the service is provided. Accounts receivable from services include credits for services rendered and not billed until the balance sheet date. Receivables resulting from sales of cell phones and accessories are recorded at the amount of sales made when the goods are delivered and accepted by customers. The criterion adopted for recognizing the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each maturity of receivables. Future losses on the current receivables balance are estimated based on these loss percentages, which include accounts falling due and also the portion of unbilled services, thus forming the amount that could become a future loss, which is recognized as an allowance.

c. Material inventories: Stated at the average acquisition cost, which does not exceed replacement cost. Inventories are segregated into plant expansion and plant maintenance, and inventories of goods for resale, consisting mainly of cell phones, accessories and electronic cards. The plant expansion inventories are classified into property, plant and equipment (construction in progress), and maintenance inventories are classified into current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified into current assets. Obsolete inventories are recorded as provisions for losses. As regards cell phones and accessories, the subsidiary BrT Celular records adjustments, in those cases where purchases were made at higher prices, conforming them to their realization value.

d. Investments: Investments in subsidiaries are accounted for under the equity method. Goodwill is calculated based on based on estimated future results and its amortization is based on the expected realization amount and period, not exceeding ten years. Other investments are stated at acquisition cost, less a provision for losses, when applicable. Investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment funds. During the period between the investment date and receiving of shares or fund shares, they are recognized in long-term assets. These investments are periodically measured and the result of the comparison between their original and market costs, when lower, is recognized in provisions for probable losses.

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e. Property, plant and equipment: Stated at acquisition and/or construction cost, less accumulated depreciation. Financial charges related to obligations from assets and construction in progress financing are capitalized.

Expenses incurred are capitalized when they represent improvements (increase in installed capacity or useful life). Maintenance and repair expenses are recorded in the statement of income, on the accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are stated in note 29.

f. Intangible assets: Refer mainly to licenses and software and regulatory licenses. The amortization of software licenses is calculated under the straight-line method over a five-year period, while regulatory licenses are amortized according to the terms determined by the regulatory agency. When benefits are not expected from a license or right related such asset, the asset is written off against the nonoperating income.

g. Deferred charges: Refer mainly to implementation and reorganization expenses. Amortization is calculated under the straight-line method over a period of 5 years. When benefits are not expected from such asset, the asset is written off against the nonoperating income.

h. Income and social contribution taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences and tax loss carryforwards are recorded under assets or liabilities, as applicable, according to the assumption of future realization or payment, within the criteria set forth by CVM Instruction No. 371/02.

i. Loans and financing: Restated based on monetary and exchange variations, plus interest incurred through the balance sheet dates. The same adjustment is applied to the guarantee contracts to hedge the debt.

j. Reserve for contingencies: The reserve for contingency are recognized based on an assessment of their risks and are quantified based on economic grounds and legal opinions on the lawsuits and other events known on the balance sheet date, according to the criteria of CVM Deliberation No. 489/05. The basis and nature of the reserve for contingencies are described in note 7.

k. Provision recognition: Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. Revenue from sales of payphone cards [Public Use Telephony (TUP)], cell phones and accessories is recognized when delivered and accepted by customers. For prepaid services linked to mobile telephony, revenue is recognized in accordance with services utilization. Revenue is not recognized when there is significant uncertainty as to its realization.

l. Expense recognition: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

m. Financial income (expenses), net: Financial income is recognized on an accrual basis and comprises interest earned on overdue bills settled after maturity, gains on cash investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing, hedging and other financial transactions.

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Interest on Shareholders’ Equity, when credited, is included in financial expenses, and for financial statements presentation purposes, the amounts are reversed against income for the year and reclassified as a deduction from retained earnings, in the shareholders’ equity.

n. Employee benefits: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis.

As of December 31, 2001, Brasil Telecom S.A. recorded the existing actuarial deficit against shareholders’ equity, excluding the corresponding tax effects. Starting 2002, as new actuarial evaluations show the need for adjustments to the provision, they are recognized in the statement of income. Additional information on pension plans is described in note 6.

o. Profit sharing: The provision for employee and management profit sharing is recognized on an accrual basis, and is accounted as an operating expense. The calculation of the amount, which is paid in the year subsequent to the year the provision is recognized, is based on the goals program established with the labor union through the collective bargaining agreement, in accordance with Law No. 10101/00 and the Company’s bylaws.

p. Earnings per share: Calculated based on the number of shares outstanding at the balance sheet date. Outstanding shares are represented by the totality of shares issued less treasury shares.

4. RELATED-PARTY TRANSACTIONS

Related-party transactions refer to Company transactions with the subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

Intercompany transactions are carried out under regular market prices and conditions. The main transactions are:

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Brasil Telecom S.A.

Guarantees and sureties: (i) The Company pledges sureties as guarantee of loans and financing owed by the subsidiary to the lending financial institutions. In 2007, the Company recorded income related to the guarantee pledged amounting to R$ 3,401 (R$ 3,562 in 2006); and (ii) the Company pledged surety to its subsidiary related to the contracting of insurance policies, guarantee of contractual obligations (GOC), which amounted to R$97,457 (R$155,294 in 2006). In 2007, the Company recorded as consideration for such surety, an operating income of R$117 (R$214 in 2006).

5. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)
AND RISK ANALYSIS

The Company and its subsidiaries evaluated of its assets and liabilities at their book value as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to obtain an amount considered appropriate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts that can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was based on their materiality. Instruments whose amounts approximate their fair values, for example, cash, bank and temporary cash investments, accounts receivable, assets and liabilities of taxes, pension funds, etc., and whose risk assessment is immaterial, are not mentioned.

According to their nature, financial instruments may involve known or unknown risks and the Company’s judgment is important for the risk assessment. Thus, there may exist risks with guarantees or without guarantees depending on circumstantial or legal aspects. Some of the main market risk factors affecting the Company’s and its subsidiaries business are as follows:

a. Credit risk

Most of the services provided by subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in turn, in case of telecommunications public services, is subject to legal standards established by the concession grantor. The risk exists because Brasil Telecom S.A. and its subsidiaries may incur in losses arising from the difficulty in receiving amounts billed to its customers. Consolidated default for 2007 was 2.18% (2.54% in 2006), taking into account total losses on accounts receivable in relation to gross revenue. The level of accounts receivable is constantly monitored through internal controls, thus limiting the risk of default, and cuts off access to the service (outbound phone traffic) if the bill is overdue for more than thirty days. Exceptions are made for telephone services, which should be maintained for national security or defense reasons.

Subsidiary Brasil Telecom S.A. operates in co-billing related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. Co-billing receivables are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulatory agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. This subsidiary controls

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separately this type of receivables and maintains an allowance for losses that may occur, due to risks of not receiving such amounts.

As regards mobile telephony, the credit risk in cell phones sales and services provide under the post-paid category is minimized by a credit pre-analysis. Also regarding post-paid services, whose customer base at the end of the year was 20.1% of the total portfolio (29.4% in 2006), accounts receivable are also monitored in order to limit the default rate and service is blocked (outbound phone traffic) when the bill is overdue for more than 15 days.

b. Exchange rate risk

Liabilities

Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk associated with these liabilities arises from the possibility that exchange rate changes may increase the balance of these liabilities. Loans subject to this risk represent approximately 16.0% (17.0% as of December 31, 2006) of total liabilities of consolidated loans and financing, less the foreign exchange hedge transactions contracted. In order to minimize this kind of risk, exchange hedge contracts have been entering into with financial institutions. Of the debt installment consolidated in foreign currency, 92.6% (61.6% as of December 31, 2006) is hedged with exchange rate swap and dollar options transactions and foreign currency-denominated cash investments. The unrealized positive or adverse effects in hedge transactions, using exchange rate swaps and dollar options, are recorded in the statement of income as earnings or losses, according to the status of each instrument.

Net exposure to exchange rate risk prevailing, at carrying and fair values, was as follows:

	2007		2006
	Carrying value	Fair value	Carrying value	Market value
Liabilities
Loans and financing	636,912	655,533	840,177	880,803
Hedge contracts	398,112	397,832	398,518	395,612
Total	1,035,024	1,053,365	1,238,695	1,276,415
Current	213,050	213,528	203,824	204,938
Long term	821,974	839,837	1,034,871	1,071,477

The method used for calculating the fair value of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates prevailing at balance sheet date. For securities tradable in organized markets, the fair value is equivalent to the value of the last closing quotation available at balance sheet date multiplied by the number of outstanding securities. For contracts in which the current contracting terms and conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, fair values are equal to carrying values.

In the case of US dollar options, the fair value adopted for accounting recognition has been calculated based on the Black&Scholes model adapted by Garman Kohlhagen to consider specific features of exchange options. Such transactions, which have been contracted with maturity up to February, 2009, recorded, at the balance sheet date, a net loss of R$2,465 represented by R$761 for call options and R$1,704 for put options.

c. Interest rate risk

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Assets

Consolidated arise from loans bearing interest at the rates below and CDBs (bank certificates of deposit) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called PRO-DF (Economic and Sustained Development Support Program of the Federal District), which bear interest equivalent to 95% and of the SELIC rate (Central Bank overnight rate).

CONSOLIDATED
	Carrying and fair values
	2007	2006
Assets
Loans, tied to:
Loans tied to IPA-OG Column 27 (FGV) and IGP-DI	7,973	8,409
Fixed-income securities, tied to:
SELIC rate	3,709	3,280
Total	11,682	11,689
Current	1,797	5,557
Long term	9,885	6,132

Carrying values match fair values because the current contract terms and conditions for these types of financial instruments are similar to the ones in which those were originated or do not presented parameters for quotation or contracting.

Liabilities

Brasil Telecom S.A. has loans and financing contracted in Brazilian currency subordinated to interest rates indexed to following indices: TJLP (long-term interest rate), UMBNDES (National Bank for Economic and Social Development monetary unit), CDI (Interbank Deposit Rate), and IGP-DI. The risk inherent to these liabilities arises from possible fluctuations in these rates. The market rates are continuously monitored to assess the need to contract instruments to hedge against the fluctuations in these rates.

In addition to loans and financing, the subsidiary issued public debentures, nonconvertible into or exchangeable for shares. This liability has been contracted at an interest rate tied to CDI and the risk on this liability arises from possible rate increases.

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These liabilities are represented in the balance sheet as follows:

CONSOLIDATED
	2007		2006
	Carrying value	Fair value	Carrying value	Market value
Liabilities
Loans indexed to TJLP	2,112,204	2,123,308	2,240,615	2,261,198
Debentures - CDI	1,088,956	1,088,956	1,625,939	1,628,510
Loans indexed to UMBNDES	94,713	94,713	185,881	185,990
Hedge contracts subject to UMBNDES	-	-	22,087	21,197
Loans indexed to IGP-DI	26,599	26,599	25,501	25,501
Other loans (fixed rate)	25,907	25,907	36,472	36,472
Total	3,348,379	3,359,483	4,136,495	4,158,868
Current	283,725	287,264	905,740	913,887
Long term	3,064,654	3,072,219	3,230,755	3,244,981

The method used for calculating the fair value of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates prevailing at balance sheet date. For securities tradable in organized markets, the fair value is equivalent to the value of the last closing quotation available at balance sheet date multiplied by the number of outstanding securities. For contracts in which the current contracting terms and conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, fair values are equal to carrying values.

d. Risk of failure to tie loans and financing monetary adjustment indexes to accounts receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not tied to receivables. Thus, there is a risk because the adjustments of telephone tariffs do not necessarily follow increases in local interest rates, which affect this subsidiary.

e. Contingencies

Contingencies are assessed according to probable, possible or remote loss. Contingencies considered as of probable risk are recorded in liabilities. Details on these risks are shown in note 7.

f. Investment-related risks

The Company has investments measured under the equity method of accounting and the acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. are subsidiaries, whose investments are measured under the equity method of accounting.

Investments measured at cost are immaterial in relation to total assets. The risks associated to them would not produce significant impacts for the Company in case of significant losses on these investments.

The amounts related to the investments are as follows:

2007		2006
Carrying value	Fair value	Carrying value	Fair value

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Investments	3,779,118	9,925,609	3,756,338	8,247,697
Investments in subsidiaries	3,771,114	9,917,605	3,748,789	8,240,148
Listed in the stock market	3,751,699	9,898,190	3,719,264	8,210,623
Not listed in the stock market	19,415	19,415	29,525	29,525
Other investments	8,004	8,004	7,549	7,549

The investment listed in the stock market refers to the interest held in Brasil Telecom S.A. and its fair value was measured based on the market quotation used for trading among minority shareholders.

g. Cash investment risks

Temporary cash equivalents in local currency are made in financial investment funds (FIFs) and investments in its own portfolio of private securities (floating rate bank certificates of deposit) issued by prime financial institutions. The FIFs portfolios consist mainly of federal-government securities (floating, fixed, and foreign exchange rate securities) and CDBs issued by prime financial institutions (floating rate securities). Funds may carry out non-leveraged derivative transactions to hedge their portfolios and complying with the goals established in their corresponding investment policies. The exposure to market risks is monitored on a daily basis based on the VaR (Value at Risk) methodology, which qualifies the loss risk on these investments.

Foreign currency-denominated temporary cash investments are represented by overnight operations backed by securities issued by foreign financial institutions, with low credit risk.

Short-term investments, classified as temporary cash investments, are represented by investments in securities issued by the Republic of Austria, with remuneration subject to CDI variation, and the Official Credit Institute (ICO), Spanish government entity, bearing fixed interest.

BrT Celular holds short-term investments in federal government securities to ensure its participation in bids conducted by ANATEL. These investments are represented by LTN (National Treasury Bills), bearing fixed interest rate. The Company has contracted hedge transactions under the exchange rate swap modality to hedge against these securities’ market rates fluctuations, the yield of which is tied to the percentage variation of CDI.

Investments in CDBs and overnight transactions are subject to the credit risk of financial institutions, and foreign currency-denominated investments are subject to the exchange rate risk.

The balances of cash investments, short–term investments – temporary cash investments, and government securities – are shown in notes 17, 18 and 19, respectively.

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h. Risk of Early Maturity of Loans and Financing

Liabilities derived from financing mentioned in note 37, related to BNDES agreements, public debentures and most referring to financial institutions, have covenants that prescribe the early maturity of obligations or retention of amounts pegged to debt portions in the cases where certain levels for certain indicators, such as indebtedness ratios and leverage (financial covenants), are not met.

For the financing agreements maintained with BNDES, subsidiary Brasil Telecom S.A. must comply with a set of financial ratios and in the event of noncompliance with some of these ratios, the Bank is allowed to request the temporary blocking of values deposited in collection accounts tied to the agreements.

All indicators set forth in agreements are being complied with and thus no sanctions or penalties set forth in the agreement clauses entered into are being enforced upon the Company.

i. Regulatory risk

Concession agreements

Brasil Telecom S.A. entered into with ANATEL local and domestic long distance concession agreements, effective for the period January 1, 2006 - December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the business and several provisions defending consumer’s interests, as noticed by the regulatory agency. The main highlights are:

  The burden of the concession defined as 2% of revenue net of taxes, calculated every two years, started in 2006, and the initial payment was made on April 30, 2007. This will occur successively until concession termination. This calculation method, as regards its accrual, corresponds to 1% for each financial year;
  The definition of new universal service goals, particularly AICE (Special Class Individual Access) with mandatory and progressive offer and the PSTs (Telecommunications Service Centers), fully defrayed by the Concessionaire;
  Possibility of the Regulatory Agency imposing alternative mandatory offer plans;
  Introduction of Regulatory Agency’s right to be involved in and change agreements of the concessionaire with third parties;
  Inclusion of the parent company’s, subsidiary’s, affiliated companies’ and third parties’ assets, indispensable to the concession, as returnable assets;
  Creation of the users’ council in each concession;

Interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, scheduled for 2008, as defined in the Regulation for Separation and Accounting Allocation Regulations (Resolution No. 396/05).

The amendment to the tariff method applicable to the STFC Basic Plan in the Modality Local Service Provided under Public Concession (PBS) – Conversion from Pulses to Minutes, and the implementation of the PASOO (Alternative Mandatory Offer Service Plan) was completed in all areas of operations of the Company on July 31, 2007, in accordance with the regulatory requirements defined by ANATEL in Rules

Page: 16

No. 423/05, 432/06 and 450/06. This change permits customers to select one of two mandatory service offer plans (PBS and PASOO), as well as exercising the right to request the detailing on their local calls in the telephone bills.

Bill No. 103/2007 and Bill No. 1.481/2007, in progress as priority bills, to amend Law No. 9394/96 and Law No. 9998/00, provide for the access to digital information networks in educational institutions and permit the use of funds raised by the FUST (Telecommunications Universal Service Fund) by all the telecommunication operators, or even on a decentralized basis, under agreements of the federal government with the States. On the date of the preparation of these financial statements is not possible to assess the future impacts of these Bills under discussion on the Company’s results.

The Executive Board of ANATEL approved on December 21, 2007, the Draft Decree for amending the PGMU (General Plan of Universal Goals Service for the Switched Fixed Telephone Service), and the Draft Amendment to the Concession Agreements. The amendment aims at deploying a support network infrastructure for the Switched Fixed Telephone Service for use of the general public (STFC), for broadband connection via high-speed IP protocol in the cities where such infrastructure is not yet available, taking into account the effectiveness of government policies on the needs of the Brazilian society. It aims at replacing the current universal service goals related to the deployment of PSTs (Telecommunications Services Centers) by backhaul. The replacement of PGMU obligations has been sent to the Ministry of Communications, which will prepare the presidential draft decree to be sent to the President of the Republic. The draft decree prescribes that 20% of the cities will be served by June 2008, 40% by December 2008, 80% by December, 2009, with full service provided by December 2010. On the date of the preparation of these financial statements is not possible to assess the future impacts of the intended replacement of universal service goals, still in progress, on the results of the Company.

Third–generation personal mobile services (3G) licenses

In the bidding process organized by ANATEL for the licenses to exploit Personal Mobile Service (SMP) concurrently with the radiofrequency licenses, 14 Brasil Telecom Celular S.A. won the auction conducted in the second half of December 2007 for the acquisition of licenses to operate in subbands that will allow this to offer products related to third generation mobile services network (3G) in its services area. The amount paid for these licenses, effective for a period of fifteen years, extendable once for an equal period, was R$488,235. The execution of the License Terms is scheduled for February 2008, pursuant to the regulatory procedures of ANATEL. The new and the existing will SMP licenses be unified within a maximum period of eighteen months as of the publication of the extract of the Radiofrequency Use License Agreement in the Federal Official Gazette, and the distinction of the radiofrequency blocks will be maintained according to the respective original agreements and their effective periods.

The deployment of the new 3G network will allow offering SMP customers data communication services at speeds higher than those made available by the current network 2.5G in addition to the mobile voice services. Additionally, the 3G network will operate complementarily to the 2.5G network, allowing the extension and update of BrT Celular’s coverage network and meeting the growth of the customer base.

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6. EMPLOYEE BENEFITS

The benefits described herein are offered to employees of the Company, and its subsidiary Brasil Telecom S.A. and its direct or indirect subsidiaries, except for BrT Call Center, as regards supplementary pension plans. These companies can be better jointly referred to as “Brasil Telecom Companies” and also as “Sponsor” or “Sponsors” for purposes of the supplementary pension plan mentioned in this note.

a. Supplementary pension plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted participants, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged into Brasil Telecom S.A. on December 28, 2000; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

Bylaws establish the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards the specific plans.

The sponsored plans are valued by independent actuaries at the balance sheet date. As regards the defined benefit plans described in this note, immediate recognition of the actuarial gains and losses is adopted, and therefore the full liabilities are recognized for the plans presenting a deficit. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution No. 371/00 were adopted. In cases that show a positive actuarial situation, assets are recorded in case of express authorization for offsetting with future employer contributions.

The characteristics of the sponsored supplementary pension plans are as follows:

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 and since March 10, 2005 has been in charge of managing and operating the TCSPREV pension plan. On that date, it entered into a management agreement with SISTEL so that the latter provides management and operating services to the TCSPREV and PAMEC-BrT plans until September 30, 2006. Staring this date, Fundação 14 took over the management and operation services of its plans. As of October 31, 2007, Fundação 14 ceased to manage the assistance plan PAMEC-BrT because it is an entity engaged in the management of private pension plans. In November, 2007, the assets and liabilities of PAMEC-BrT were transferred to the Company which, in addition to sponsoring the plan, started to manage it.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all pension plans sponsored by the Company together with SISTEL were merged, and the SPC exceptionally and provisionally approved the document sent to that Agency, due to the need for adjustments to

Page: 18

the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Instrument, and the terms and conditions set out in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered starting March 2005 to the defined contribution group. TCSPREV currently serves nearly 66.9% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,070.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the Company. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, while the employees’ contribution varies according to the age, time of service and salary. An entry fee may also be payable depending on the age a participant joined the plan. The sponsors are responsible for defraying all administrative expenses and fund risk benefits.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan - PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and serves participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors associated to the provision of telecommunications services and intended for participants that had the status of beneficiaries on January 31, 2000.

Contributions to the PBS-A are contingent to the determination of an accumulated deficit. As of December 31, 2007, actuarial appraisal date, the plan presented a surplus.

PAMA - Retirees Health Care Plan/PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, for the beneficiaries of the PBS-TCS Group, merged on December 31, 2001 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. In March-July 2004 and December 2005-April 2006, there was an incentive to the migration of PAMA pensioners for the new coverage conditions (PCE). Participants who opted for the migration began to contribute to PAMA/PCE.

The contributions to this plan correspond to 1.5% of payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring company. In the case of Brasil Telecom, the PBS-TCS

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was merged into the TCSPREV plan on December 31, 2001, and began to constitute an internal group of the plan. Pensioners who migrated to the PAMA/PCE also made contributions.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company merged into Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the pensions supplementary to the benefits survival pensions and other benefits provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution and settled benefits plan, launched in October 2002, intended to grant pension plan benefits supplementary to those of the official social security benefits and that initially served only employees of the Rio Grande do Sul Branch. This pension plan started to be offered to new employees of the Company and its subsidiaries in March 2003-February 2005, when its offering was suspended. BrTPREV currently serves nearly 23.6% of the staff.

Contributions to this plan are determined based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine funding. Contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,761.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the Company. The Company is responsible for defraying all administrative expenses and fund risk benefits.

Fundador – Brasil Telecom and Alternativo - Brasil Telecom
Defined benefits plans intended to provide pension benefits supplementary in addition to the benefits of official social security, closed to the entry of new participants. These plans currently serve approximately 0.15% of the staff.

The regular contribution by the sponsor is equal to the regular contribution of the participant, the rates of which vary according to age, time of service and salary. In the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age he or she joins the plan.

ASSISTANCE PLAN ADMINISTERED BY THE COMPANY

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Intended to provide health care to retirees and pensioners linked to the PBT-BrT Group, pension plan administered by Fundação 14.

The contributions for PAMEC-BrT were fully paid in July 1998, through a single payment. However, as that plan is now managed by the Company after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

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Status of sponsored plans, reassessed at balance sheet date

The data below refers to the sponsored pension plans that hold obligations of defined benefit:

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 - TCSPREV

	2007	2006	2007	2006

RECONCILIATION OF ASSETS AND LIABILITIES

Actuarial obligations with benefits granted	1,377,917	1,320,851	248,428	227,007
Actuarial obligations with benefits to be granted	121,125	84,750	216,011	193,199
(=) Total present value of actuarial obligations	1,499,042	1,405,601	464,439	420,206
Fair value of plan assets	(813,374)	(757,034)	(791,362)	(717,764)

(=) Net actuarial liability (asset)	685,668	648,567	(326,923)	(297,558)

CHANGE IN NET ACTUARIAL LIABILITY (ASSET)

Present value of actuarial obligation at beginning of year	1,405,601	1,362,809	420,206	337,173
Cost of interest	152,349	147,861	46,226	37,097
Cost of current service	5,017	8,030	3,424	5,285
Paid benefits, net	(113,102)	(106,759)	(19,887)	(18,072)
Actuarial gains (losses) on the actuarial obligation	49,177	(6,340)	14,470	58,723

Present value of actuarial obligation at end of year	1,499,042	1,405,601	464,439	420,206

Fair value of plan assets at beginning of year	757,034	634,894	717,764	645,051
Return on plan assets	53,544	101,017	92,228	89,457
Regular contributions received by the plan	3,081	4,614	1,257	1,328
Sponsor	3,081	4,505	772	893
Participants	-	109	485	435
Contributions for amortization received from the sponsor	112,817	123,268	-	-
Payment of benefits	(113,102)	(106,759)	(19,887)	(18,072)

Fair value of plan assets at end of year	813,374	757,034	791,362	717,764

(=) Net actuarial liability (asset) (1)	685,668	648,567	(326,923)	(297,558)

(1) Due to the approvals from the Board of Fundação 14 on December 18, 2007, which decided for the allocation of surpluses to a reserve for contingencies, a special reserve in favor of participants, beneficiaries and the sponsor, and sponsor's contributions surplus, consolidated assets amounting to R$81,209 were recognized to be offset against future employer's contributions. Accordingly, Fundação 14 also made amendments to the Regulations of the TCSPREV Plan, which were filed with the SPC on October 24, 2007. At the balance sheet data, the consolidated balance of this asset was R$74,476, consisting of R$18,743 and R$55,733 recorded in current and long-term assets, respectively.

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 - TCSPREV

	2007	2006	2007	2006

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM

Cost of current service	5,017	8,030	3,424	5,285
Participants' contributions	-	(109)	(485)	(435)
Cost of interest	152,349	147,861	-	-
Return on plan assets	(53,544)	(101,017)	-	-
Recognized actuarial losses (gains)	49,177	(6,340)	-	-

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Total recognized expense	152,999	48,425	2,939	4,850

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 - TCSPREV
	2007	2006	2007	2006

SIGNIFICANT ACTUARIAL ASSUMPTIONS
Actuarial obligation discount rate (6% + Inflation)	10.77%	11.30%	11.30%	11.30%
Estimated inflation rate	4.50%	5.00%	5.00%	5.00%
Estimated salary increase rate	2%	2%	2%	2%
Estimated rate of nominal benefit increase	4.50%	5.00%	5.00%	5.00%
Expected total rate of return on plan assets	10.70%	13.22%	12.86%	12.86%
General mortality biometric table	UP94	UP94 + 1	UP94	UP94 + 1
Disability biometric table	Mercer Disability	Álvaro Vindas, - 20% up to 40; and +30% over 40.	Mercer Disability	Álvaro Vindas, -20% up to 40; and +30% over 40.
Disabled mortality biometric table	IAPB-57		IAPB-57
Turnover rate	Null		Null

ADDITIONAL INFORMATION – 2007
a) Plans’ assets and liabilities are stated as of December 31, 2007. b) The registry data used is from August 31, 2007, projected for December 31, 2007.

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	SISTEL - PBS-A		PAMEC

	2007	2006	2007	2006

RECONCILIATION OF ASSETS AND LIABILITIES

Actuarial obligations with benefits granted	604,572	580,506	2,077	1,471
Actuarial obligations with benefits to be granted	-	-	-	58
(=) Total present value of actuarial obligations	604,572	580,506	2,077	1,529
Fair value of plan assets	(1,006,475)	(895,205)	-	(883)

(=) Net actuarial liability (asset)	(401,903)	(314,699)	2,077	646

CHANGE IN NET ACTUARIAL LIABILITY (ASSET)

Present value of actuarial obligation at end of year	580,506	570,260	1,529	1,099
Cost of interest	62,984	61,684	170	122
Cost of current service	-	-	7	5
Paid benefits, net	(50,072)	(49,096)	(52)	(19)
Actuarial gains (losses) on the actuarial obligation	11,154	(2,342)	423	322

Present value of actuarial obligation at end of year	604,572	580,506	2,077	1,529

Fair value of plan assets at beginning of year	895,205	738,735	883	925
Return (loss) on plan assets	161,342	205,566	36	(23)
Payment of benefits	(50,072)	(49,096)	(52)	(19)
Plan assets transferred to the Sponsor	-	-	(867)	-

Fair value of plan assets at end of year	1,006,475	895,205	-	883

(=) Net actuarial liability (asset) (1)	(401,903)	(314,699)	2,077	646

(1) In the case of the net actuarial assets of the PBS-A Plan there is no accounting recognition at the Sponsor.

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	SISTEL - PBS-A		PAMEC

	2007	2006	2007	2006

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM

Cost of current service	-	-	7	5
Cost of interest	-	-	170	122
Return (loss) on plan assets	-	-	(36)	23
Recognized actuarial losses (gains)	-	-	423	322

Total recognized expense	-	-	564	472

SIGNIFICANT ACTUARIAL ASSUMPTIONS

Actuarial obligation discount rate (6% + Inflation)	10.77%	11.30%	10.77%	11.30%

Estimated inflation rate	4.50%	5.00%	4.50%	5.00%

Estimated rate of nominal benefit increase	4.50%	5.00%	4.50%	5.00%

Expected total rate of return on plan assets	10.82%	13.18%	N/A	13,75%

General mortality biometric table	UP94	UP94 + 1	UP94	UP94 + 1

Disability biometric table	N/A		N/A	Mercer
				Disability

	N/A		2007: N/A
Initial age of benefits			2006: 5% at the age of 52; 3% at
			each subsequent year; 100% at the
			eligibility for retirement

N/A = Not applicable

ADDITIONAL INFORMATION – 2007

a) Plans’ assets and liabilities are stated as of December 31, 2007.
b) The registry used for PBS-A and PAMEC are from September 30, 2007 and August 31, 2007, respectively, both projected for December 31, 2007.

b. Stock options plan for management and employees

The Extraordinary Shareholders' Meeting of Brasil Telecom S.A. held on November 6, 2007, approved a new general plan for granting stock options to officers and employees of the Company and its subsidiaries; the plans described were in effect at the balance sheet date, in accordance to the respective approval dates.

Plan Approved on April 28, 2000

The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the respective terms agreed. The plan is divided into two separate programs:

Program A

This program prescribed that stock options were granted as the performance goals, established by the Board of Directors for a five-year period, were attained. No option was granted for this program.

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Program B

The exercise price is established by the managing committee based on the market price of one thousand shares on option granting date and will be monetarily adjusted based on the IGP-M variation between the agreement execution date and payment date.

The stock options are vested as follows:

Granting					Adjusted exercise price (In Brazilian reais)	Options (in shares)
Grant date		Lot	Exercise as from	Exercise deadline
1st	12/20/02	33%	01/01/04	12/31/08	15.69	9,345
		33%	01/01/05	12/31/08	15.69	9,345
		34%	01/01/06	12/31/08	15.69	9,346
2nd	12/19/03	33%	12/19/05	12/31/10	15.89	15,060
		33%	12/19/06	12/31/10	15.89	15,060
		34%	12/19/07	12/31/10	15.89	15,060
3rd	12/22/04	33%	12/22/05	12/31/11	17.30	61,213
		33%	12/22/06	12/31/11	17.30	61,213
		34%	12/22/07	12/31/11	17.30	61,213

These vesting periods can be anticipated as a result of special events or conditions established in the option granting agreement. Since December, 2004 until the balance sheet date, no options were granted for Program B.

The information on the general stock options plan is summarized below:

	2007		2006
	Preferred shares options	Average exercise price - R$	Preferred shares options	Average exercise price - R$
Balance at beginning of year	270,802	13.00	410,737	13.00
Extinguished options	(13,947)	17.30	(139,935)	13.00
Balance at end of year	256,855	16.88	270,802	13.00

Stock options represent 0.05% of total outstanding shares of subsidiary Brasil Telecom S.A. (0.05% as of December 31, 2006).

Assuming that the options will be fully exercised, the premiums on the related options, calculated based on the Black&Scholes method, payable by the subsidiary, would total R$1,761 (R$532 in 2006).

Plan approved on November 06, 2007

The new plan authorizes granting stock options, allowing plan participants, under certain conditions, to purchase or subscribe, in the future, shares that are part of a basket of shares defined as UP (Performance Unity), at a preestablished price. The amount corresponding to the number of UPs granted cannot exceed the maximum amount of 10% of the book value of the shares of each type of share of the subsidiary.

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The shares derived from the exercise of options entitle beneficiaries to the same rights granted to the subsidiary’s other shareholders.

The Board of Directors is responsible for managing of this plan and is vested with full powers for establishing stock options programs, which can be delegated to a compensation committee formed by up to three Board members.

At the Meeting held on December 14, 2007, the Board of Directors of Brasil Telecom S.A. approved two programs related to the new stock options plan, with retroactive effects to July 1, 2007, which consist of the following:

Program 1

Options are granted as a one-time concession and do not allow new grants for a period of up to four years. The exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan and it is subject to indexation by the IGP-M, plus 6% p.a., to be discounted from the amounts paid as dividends and/or interest on capital in the period.

Program 2

Stock options under this program are granted annually, on July 1 of every year. Stock options for Program 2 were granted on July 1, 2007 and the exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan, to be discounted from the amounts paid as dividends and/or interest on capital in the period.

The stock options for programs 1 and 3 are vested as follows:

Program	Granting				Adjusted exercise price (In Brazilian reais)	Options (in UPs)
	Grant date	Lot	Exercise as from	Exercise deadline
1	07/01/07	25%	07/01/08	06/30/11	28.91	791,259
		25%	07/01/09	06/30/12	28.91	791,259
		25%	07/01/10	06/30/13	28.91	791,259
		25%	07/01/11	06/30/14	28.91	791,258
2	07/01/07	25%	07/01/08	06/30/11	26.41	217,851
		25%	07/01/09	06/30/12	26.41	217,851
		25%	07/01/10	06/30/13	26.41	217,851
		25%	07/01/11	06/30/14	26.41	217,852

The vesting periods set out in programs 1 and 2 can be anticipated as a result of special events or conditions established in the option granting agreement.

The stock options balance (UPs) as of December 31, 2007 represents 2.23% of Brasil Telecom S.Ashareholders' equity.

Assuming that the options included in programs 1 and 2 will be fully exercised, the amount of the premiums on the related options, calculated according to the Binomial stock options pricing model, for this subsidiary would be R$53,462.

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c. Other employee benefits

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sick pay, transportation allowance, and others.

7. PROVISION FOR CONTINGENCIES

a. Contingent liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims at classifying them according to the chances of unfavorable outcome as probable, possible or remote, taking into account the opinion of its legal counsel.

Contingencies whose risks are classified as probable are accrued. Contingencies classified as possible are discussed in this note. These proceedings are under discussion at the administrative or judicial level, in all the court levels, from the lower to the extraordinary courts.

In a number of situations, due to legal requirement or as a caution measure, escrow deposits are made to ensure the continuity of the proceedings in discussion. The escrow deposits related to contingencies with possible and remote likelihood of loss are shown in note 25.

Note that in some cases similar matters may be ranked in different risk degree ratings, which is justified by the facts and the particular status of each proceeding.

Labor

The provisions for labor lawsuits include an estimate made by the Company’s management, supported by the opinion of its legal counsel, of the losses related to lawsuits filed by employees and former employees of the Company and service providers related to labor matters.

Tax

Provisions for tax contingencies refers specially to issues related to the tax collection arisen from disagreements between the management’s understanding, supported by the opinion of the Company’s legal advisors and the Tax Authorities regarding the interpretation, enforcement, legality and constitutionality of tax legislation.

Civil lawsuits

The reserves for civil contingencies refer to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

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Classification by risk level

Probable risk contingencies

Contingencies classified as probable loss risk, which are accrued in liabilities and have the following balances:

COMPANY	CONSOLIDATED
Nature	2007	2006	2007	2006
Provisions	5,026	4,260	1,193,554	1,012,280
Labor	-	-	421,759	487,266
Tax	4,974	4,208	372,896	178,710
Civil	52	52	398,899	346,304
Related escrow deposits	-	-	(295,843)	(279,491)
Labor	-	-	(220,679)	(244,579)
Tax	-	-	(22,046)	(1,882)
Civil	-	-	(53,118)	(33,030)
Total provisions, net of escrow deposits	5,026	4,260	897,711	732,789
Current	15	13	197,472	175,603
Long term	5,011	4,247	700,239	557,186

Labor

Changes in 2007:

COMPANY	CONSOLIDATED
Provisions as of December 31, 2006	-	487,266
Changes allocated to income	449	92,119
Monetary adjustment	-	49,266
Reassessment of contingent risks	-	(18,158)
Provisions of new lawsuits	449	61,011
Payments	(449)	(157,626)
Subtotal I (provisions)	-	421,759
Related escrow deposits as of December 31, 2006	-	(244,579)
Changes in escrow deposits	-	23,900
Subtotal II (escrow deposits)	-	(220,679)
Balance as of December 31, 2007, net of escrow deposits	-	201,080

The main matters affecting the accrued labor contingencies are as follows:

(i)
Hazardous duty premium - refers to the claim of hazardous duty premium, based on Law No.7369/85, regulated by Decree No. 93412/86, due to the alleged risk of contact by the employee with the electric power system;

(ii)
Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with agreements with trade union. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary.

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(iii)
Career plan - refers to the claim for enforcement of the career and salaries plan for employees of Brasil Telecom S.A., Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, allegedly not granted by the former Telesc;

(iv)
Joint/vicarious liability - refers to the claim to assign liability to Brasil Telecom S.A., filed by outsourced personnel, due to alleged noncompliance with this personnel’s labor rights by their direct employers;

(v)	Overtime - refers to the claim for the payment of salary and allowances derived form alleged overtime worked;

(vi)	Job reinstatement – claim due to alleged noncompliance of an employee’s special condition which would prevent the termination of the employment contract without cause;

(vii)	Claim for the application of regulation that established the payment of a percentage on the income of Brasil Telecom S.A., specifically attributed to the Santa Catarina Branch; and

(viii)
Supplement to FGTS (severance pay fund) fine arising from understated inflation - refers to claims to increase the FGTS indemnity fine due to the adjustment of accounts of this fund because of inflation effects.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose.

Tax

Changes in 2007:

COMPANY	CONSOLIDATED
Provisions as of December 31, 2006	4,208	178,710
Changes allocated to income	766	226,979
Monetary adjustment	458	16,943
Reassessment of contingent risks	300	82,176
Provisions of new lawsuits	8	127,860
Payments	-	(32,793)
Subtotal I (provisions)	4,974	372,896
Related escrow deposits as of December 31, 2006	-	(1,882)
Changes in escrow deposits	-	(20,164)
Subtotal II (escrow deposits)	-	(22,046)
Balance as of December 31, 2007, net of escrow deposits	4,974	350,850

The main accrued lawsuits provisioned refer to the following disputes:

(i)	Federal Taxes – several tax deficiency assessments that require the payment of federal taxes on events qualified in a allegedly inadequate way or on differences in the calculation of these taxes; and

(ii)
State Taxes – claim for payment of ICMS (State value added tax) on transactions that, according to the Company, are not subject to this tax, and discussions on ICMS credits taken, the validity or legality of which is questioned by the State Tax Authorities.

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Civil

Changes in 2007:

COMPANY	CONSOLIDATED
Provisions as of December 31, 2006	52	346,304
Changes allocated to income	-	331,800
Monetary adjustment	-	27,611
Reassessment of contingent risks	-	230,958
Provisions of new lawsuits	-	73,231
Payments	-	(279,205)
Subtotal I (provisions)	52	398,899
Related escrow deposits as of December 31, 2006	-	(33,030)
Changes in escrow deposits	-	(20,088)
Subtotal II (escrow deposits)	-	(53,118)
Balance as of December 31, 2007, net of escrow deposits	52	345,781

The accrued lawsuits are as follows:

(i)
Review of contractual terms and conditions – lawsuit filed by an equipment supplier against the subsidiary Brasil Telecom S.A. to claim the revision of contractual terms and conditions due to changes introduced by an economic stabilization plan;

(ii)
Financial Participation Agreements - the TJ/RS (Court of Appeals of Rio Grande do Sul) has issued decisions against the procedure previously adopted by the former CRT, a company merged into Brasil Telecom S.A. in lawsuits related to the application of a rule issued by the Ministry of the Communications. These lawsuits are in various stages: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions related to the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories (LTOGs) - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - refer to various ongoing lawsuits, comprising civil liability suits, indemnities for contract termination and consumer matters in progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Possible risk contingencies

Contingencies with risk level considered possible, and therefore not recorded in the books, are broken down as follows:

COMPANY	CONSOLIDATED
Nature	2007	2006	2007	2006
Labor	1,737	8,866	542,427	488,474
Tax	51,558	30,666	2,113,653	2,176,063
Civil	416	-	1,129,591	606,938
Total	53,711	39,532	3,785,671	3,271,475

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Labor

Changes in 2007:

COMPANY	CONSOLIDATED
Amount estimated as of December 31, 2006	8,866	488,474
Monetary adjustment	1,179	68,943
Reassessment of contingent risks	(8,308)	(114,069)
New lawsuits	-	99,079
Amount estimated as of December 31, 2007	1,737	542,427

The main matters involving possible losses in labor lawsuits are related to joint/vicarious responsibility, supplement of FGTS indemnity fine resulting from understated inflation, hazardous duty premium, promotions and claim of payment of alleged overtime worked.

Tax

Changes in 2007:

COMPANY	CONSOLIDATED
Amount estimated as of December 31, 2006	30,666	2,176,063
Monetary adjustment	4,288	236,555
Reassessment of contingent risks	3,077	(478,949)
New lawsuits	13,527	179,984
Amount estimated as of December 31, 2007	51,558	2,113,653

The main existing lawsuits are represented by the matters below:

(i)	Social Security (INSS) infraction notices on the addition of captions to the contribution salary allegedly due by the company;

(ii)
Tax infraction notices issued by the Federal Revenue Service due to differences in amounts reported in the DCTF (Declaration of Federal Tax Debits and Credits) and the DIPJ (Corporate Income Tax Return);

(iii)	Public civil lawsuits questioning the alleged pass-through of PIS and COFINS (taxes on revenues) to end consumers;

(iv)	ICMS levied on international calls, whose tax liability for the collection is assigned to another operator;

(v)	ICMS – credit and related tax rate difference on interstate purchases made by the Company;

(vi)	ICMS – tax infraction notices on the alleged levy of the tax on the activities described in Agreement No. 69/98;

(vii)	ICMS – tax credit on cancelled invoices;

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(viii)	Withholding Income Tax - on hedge transactions for debt coverage;

(ix)
FUST (Telecommunications Universal Service Fund) – due to the illegal retroactivity, according to the Company, of the effects generated by the change in interpretation of its calculation basis by ANATEL.

(x)	ISS (Service Tax) – alleged levy on communications auxiliary services and discussion on the classification of services taxed by the cities listed in the Supplementary Law No. 116/2003.

Civil

Changes in 2007:

COMPANY	CONSOLIDATED
Amount estimated as of December 31, 2006	-	606,938
Monetary adjustment	34	80,711
Reassessment of contingent risks	1	(51,671)
New lawsuits	381	493,613
Amount estimated as of December 31, 2007	416	1,129,591

The main existing lawsuits are represented by the matters below:

(i)
Payments made in lawsuits related to the PCT (Community Telephony Program) – the plaintiffs claim from Brasil Telecom S.A. payment in lawsuits related to the contracts resulting from the Community Telephony Program. These lawsuits are in various stages: lower courts, Court of Appeals and Superior Court of Justice.

(ii)	Lawsuit for damages and consumers; and

(iii)
Contractual – lawsuits related to the claim of a percentage resulting from the Real Plan, to be applied on a service agreement, review of conversion of installments into URV (units of account) and later into reais, related to equipment supply and service provision.

Letters of guarantee

As for contingent liabilities, the Company has contracts for letters of guarantee entered into with financial institutions, as supplementary guarantees for lawsuits in provisional foreclosure and guarantees for attending bidding processes with ANATEL. The total amount of guarantees contracted and in force at the balance sheet date is R$21,483 (R$13,740 as of December 31, 2006) and R$1,381,488 (R$747,754 as of December 31, 2006) for consolidated purposes. The commission charges on these contracts are based on market rates.

b. Contingent assets

The tax lawsuits below have been by to claim the refund of taxes paid.

PIS/COFINS: tax lawsuits challenging the enforcement of Law No. 9718/98, which increased the PIS and COFINS tax basis. The period comprised by the Law was February 1999-November 2002 for PIS and February 1999-January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase of tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II

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of the Granting Plan, merged into Brasil Telecom S.A. in February 2000, became final and unappealable in as regards the increase in PIS and COFINS tax basis. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is considered as probable by the Company’s legal counsel. At balance sheet date, these lawsuits represented unrecognized contingent assets totaling R$17,445 in consolidated (R$996 of COFINS and R$16,449 of PIS).

8. SHAREHOLDERS’ EQUITY

a. Capital

The Shareholders' Meeting held on April 27, 2007 approved the reverse split of shares of the Company’s capital stock. Accordingly, the shares will be grouped at the ratio of one thousand (1,000) shares per one (1) share, and capital will be represented by 134,031,688 common shares and 229,937,525 preferred shares, totaling 363,969,213 shares issued. From the total amount of shares, 1,480,800 common shares are held in treasury.

The reverse stock split aims at bringing the unit price for quotation of shares to a more appropriate level from the market point of view, reducing operating costs for the Company and its shareholders, and increasing the efficiency of the systems for registration, controls and information disclosure to shareholders. After the approval of the reverse stock split, shareholders had a period of 30 days to adjust their share positions in lots of one thousand (1,000) shares by type, through trading on BOVESPA or an over-the-counter market. After that period, the shares are trade in groups with unit quotation. The remaining shares fractions were separated and grouped into full numbers and sold at an auction held on BOVESPA. The amounts resulting from such auction, after final settlement of the sale, were made available on behalf of the respective shareholders.

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the total limit of 700,000,000 common or preferred shares, in compliance with the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or prior reserves allocated by the Shareholders’ Meeting. Under these conditions, the capitalization may be carried out without changing the number of shares.

Capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By resolution of the Shareholders’ Meeting or the Shareholders' Meeting, the preemptive right on the issue of shares, warrants or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in sole paragraphs of Articles 11 and 14 of the Bylaws, but are assured priority in receiving the minimum noncumulative dividend equal to the higher of 6% per year, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per year, calculated on the amount resulting from dividing shareholders’ equity by the total number of the Company’s shares, whichever is greater.

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Subscribed and paid-up capital at the balance sheet date is R$2,596,272 (R$2,596,272 as of December 31, 2006), represented by the following shares with no par value:

Share type	Total		Treasury Shares		Outstanding Shares
	2007	2006	2007	2006	2007	2006
Common	134,031,688	134,031,688,203	1,480,800	1,480,800,000	132,550,888	132,550,888,203
Preferred	229,937,525	229,937,525,684	-	-	229,937,525	229,937,525,684
Total	363,969,213	363,969,213,887	1,480,800	1,480,800,000	362,488,413	362,488,413,887

	2007	2006(1)
Book value per outstanding share (R$)	14.47	14.56

(1) Per thousand shares.

Common shares maintained in treasury are deducted when determining the net book value per thousand shares.

b. Treasury Shares

Treasury shares derive from Stock Buyback Programs carried out in 2002 to 2004. On September 13, 2004, a material event was disclosed on the last proposal approved by the Company’s Board of Directors for the buyback of preferred and common shares issued by the Company to be held in treasury or cancellation, or subsequent sale.

The number of treasury shares is as follows:

	2007		2006
	Common shares	Amount	Common shares	Amount

Balance at beginning of year	1,480,800	20,846	1,480,800,000	20,846
Balance at end of year	1,480,800	20,846	1,480,800,000	20,846

History cost of the purchase of treasury shares in (R$ per shares)	2007	2006(1)
Weighted average cost	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

(1) Per thousand shares.

The unit purchase cost considers all the share stock buyback programs.

By balance sheet date, no common shares purchased had been sold.

Market value of treasury shares

The market value of treasury shares at the balance sheet date was the following:

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	2007	2006(1)
Number of common shares	1,480,800	1,480,800
Quotation per share on BOVESPA (R$)	46.50	35.00
Fair value	68,857	51,828

(1) Per thousand shares.

The Company maintains the balance of treasury shares in a separate caption in books. For presentation purposes, the balance of retained earnings used to buy back these shares is as follows:

	2007	2006
Book balance	2,095,945	2,087,231
Treasury shares	(20,846)	(20,846)
Retained earnings, net of treasury shares	2,075,099	2,066,385

c. Capital reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for share subscription premium: results from the difference between the amount paid on subscription and the portion allocated to capital.

Other capital reserves: formed by the contra entry of funds invested in income tax incentives.

d. Profit reserves

The profit reserves are recognized in accordance with the following practices:

Legal reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is used only to increase capital or absorb losses.

Unrealized profit reserve: recognized in the years in which the mandatory dividend amount, calculated pursuant to the bylaws or article 202 of Law no. 6404/76, exceeded the realized portion of the net income for the year. The reserve may absorb losses in subsequent years or, when realized, is included in tax basis of adjusted net income calculation for dividend payment purposes. Under the amendments introduced by Law no. 10303/01, net income recorded in the unrealized profits reserve as from 2002 are considered at the amount of the postponed dividend itself. However, while this rule is in effect the unrealized profits reserve will be included, when realized, in the calculation basis of the dividends, which is the case of the unrealized profits reserve that was recognized by the Company.

Retained earnings: and consist of the remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law No. 6404/76, or by the recording of prior years’ adjustments, if applicable.

e. Dividends and Interest on Shareholders’ Equity

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The dividends are calculated according to the Company’s Bylaws and in compliance with the Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law No. 6404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

By decision of the Board of Directors, the Company may pay or credit, as dividends, on shareholders’ equity (“JSCP”), under article 9, paragraph 7, of Law No. 9249, of December 26, 1995. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 44 of the Company’s Bylaws.

Mandatory minimum dividends calculated in accordance with article 202 of Law No. 6404/76.

	2007	2006
Net income	675,906	473,654
Realization of unrealized profits reserve	74,180	-
Allocation to legal reserve	(33,795)	(23,682)
Adjusted net income	716,291	449,972
Mandatory dividends (25% of adjusted net income)	179,073	112,493

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Dividends and Interest on Shareholders´ Equity – JSCP Credited

The Company credited Interest on Shareholders’ Equity to its shareholders during the year, according to the share position on the date of each credit was made. At the balance sheet date, interest on capital credited, net of withholding income tax, was attributed to dividends and is part of the net income allocation proposal to be submitted to the approval at the Annual Shareholders’ Meeting (A.G.O.).

	2007	2006
Interest on Shareholder’s Equity – JSCP – Credited	336,300	413,400
IRRF (withholding income tax)	(50,445)	(62,010)
Net JSCP	285,855	351,390
Dividends Provisioned, supplementing JSCP	379,991	36,572
Total shareholders’ compensation	665,846	387,962
Common shares	243,479	141,866
Preferred shares	422,367	246,096

Total compensation per share (in Brazilian reais) (1)	2007	2006(2)
Common	1.836875	1.070272
Preferred	1.836875	1.070272
Total shares	1.836875	1.070272

(1) The calculation of dividends/JSCP per share takes into account shares outstanding at the balance sheet date.
(2) Per thousand shares.

Shareholders’ compensation in 2007 and 2006 exceeded the value of mandatory dividends and it is also higher than the value of priority dividends and dividends for common shares, calculated under the same conditions.

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9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	2007	2006
Fixed telephone service
Local service	6,566,256	6,928,969
Activation fees	16,352	27,443
Subscription	3,541,429	3,517,369
Measured service	1,101,419	1,374,012
Fixed Mobile – VC1	1,876,132	1,963,497
Rental	1,157	1,680
Other	29,767	44,968
Long distance service	2,947,454	2,770,089
Intra-sector fixed	863,484	878,880
Intraregional (inter-sector) fixed	264,243	302,432
Interregional fixed	241,077	260,402
VC2	788,455	713,095
Fixed origin	292,343	283,802
Mobile origin	496,112	429,293
VC3	746,316	569,980
Fixed origin	365,588	244,433
Mobile origin	380,728	325,547
International	43,879	45,300
Interconnection	357,674	442,148
Fixed x Fixed	243,236	298,203
Mobile x Fixed	114,438	143,945
Cession of means	357,893	328,431
Public telephony	546,007	540,610
Supplementary services, smart network and advanced telephony	393,980	367,559
Other	35,168	43,459
Total fixed telephone service	11,204,432	11,421,265
Mobile telephone service
Telephony	1,753,231	1,140,055
Subscription	433,555	305,376
Use	547,050	388,231
Charge per call	6,810	5,658
Roaming	16,070	13,319
Interconnection	624,691	300,089
Value added services	104,415	102,983
Other services	20,640	24,399
Sale of products	270,515	286,198
Cell phones	263,982	274,295
Electronic cards - Brasil Chip, accessories and other goods	6,533	11,903
Total of mobile telephony service	2,023,746	1,426,253

Continues

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... continued

CONSOLIDATED
	2007	2006
Data transmission services and others
Data communication	2,310,959	1,897,542
Other services of core activities	458,251	366,258
Total data transmission services and others	2,769,210	2,263,800
Gross operating revenue	15,997,388	15,111,318
Deductions from gross revenue	(4,938,842)	(4,814,659)
Taxes on gross revenue	(4,353,809)	(4,285,952)
Other deductions from gross income	(585,033)	(528,707)
Net operating revenue	11,058,546	10,296,659

10. COST OF SERVICES AND SALES

Costs incurred on services and sales are as follows:

CONSOLIDATED
	2007	2006
Depreciation and amortization	(2,032,963)	(2,301,262)
Interconnection	(2,318,884)	(2,114,865)
Third-Party Services	(934,023)	(911,059)
Rental, leases and insurance	(313,925)	(348,238)
Products sold	(255,429)	(294,727)
Personnel	(162,494)	(169,260)
Connection means	(135,532)	(105,996)
Materials	(69,951)	(72,394)
Price of the public service concession	(69,406)	(67,363)
FISTEL(Telecommunications Inspection Fund) FEE	(64,820)	(48,551)
Employee profit sharing	(20,959)	(22,519)
Other	(3,815)	(3,695)
Total	(6,382,201)	(6,459,929)

11. SALES OF SERVICES
(Selling expenses)

The expenses related to selling activities are detailed as follows:

CONSOLIDATED
	2007	2006
Third-Party Services	(735,592)	(747,202)
Losses on accounts receivables	(348,001)	(384,320)
Personnel	(229,004)	(235,745)
Rental, leases and insurance	(56,801)	(9,449)
Materials	(50,753)	(23,798)
Employee and management profit sharing	(21,149)	(22,229)
Depreciation and amortization	(19,080)	(16,504)
Other	(24,972)	(31,385)
Total	(1,485,352)	(1,470,632)

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12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed as follows:

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Third-Party Services	(6,208)	(7,030)	(763,084)	(722,972)
Depreciation and amortization	(256)	(312)	(327,380)	(325,273)
Personnel	(3,212)	(3,114)	(166,462)	(172,728)
Rental, leases and insurance	(7,275)	(4,745)	(48,329)	(43,747)
Employee and management profit sharing	-	-	(38,340)	(34,674)
Materials	-	-	(4,058)	(21,097)
Other	(6)	(9)	(1,225)	(1,773)
Total	(16,957)	(15,210)	(1,348,878)	(1,322,264)

13. OTHER OPERATING INCOME (EXPENSES)

Other revenues and expenses attributed to operating activities are shown as follows:

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Refunded taxes and recovered expenses	102	2,811	95,857	199,941
Rental of operating infrastructure and others	-	-	87,439	78,796
Recovery of expenses on pension plans – surplus	-	-	81,209	-
Fines	(3)	(79)	77,984	67,494
Technical and administrative services	2,315	4,165	59,600	62,134
Reversal of other provisions	-	47	32,390	15,587
Subsidies and grants received	-	-	16,889	13,856
Settlement of litigation with telecommunications companies	-	-	16,610	53,838
Dividends from investments stated at acquisition cost	329	3	712	265
Provision for contingencies(1)	(1,215)	(921)	(650,898)	(488,078)
Amortization of goodwill on acquisition of investments	-	-	(91,408)	(80,382)
Provision Pension plans	-	-	(89,675)	(28,709)
Taxes (other than on gross revenue, and income and social contribution tax)	(389)	(714)	(87,243)	(106,620)
Court fees	-	-	(51,060)	(32,870)
Donations and sponsoring	-	(10)	(11,499)	(9,902)
Results on write-off of maintenance/resale inventories	-	-	(1,923)	1,996
Indemnities – labor, telephony and others	-	-	(157)	(103)
Other income (expenses)	(217)	(193)	9,794	(11,173)
Total	922	5,109	(505,379)	(263,930)
Other operating income	2,746	7,027	561,147	572,703
Other operating expenses	(1,824)	(1,918)	(1,066,526)	(836,633)

Revenues and expenses of the same nature are presented at their net amount.
(1) Accrued contingencies are described in note 7.

Page: 40

14. FINANCIAL EXPENSES, NET

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Financial income	341,366	286,669	773,796	803,387
Local currency	341,362	265,764	769,481	791,898
On foreign currency-denominated rights	4	20,905	4,315	11,489
Financial expenses	(450,968)	(491,459)	(1,263,117)	(1,413,379)
Local currency	(114,537)	(55,117)	(727,303)	(728,300)
On foreign currency-denominated liabilities	(131)	(22,942)	(84,860)	(157,508)
Interest on Shareholders’ Equity	(336,300)	(413,400)	(450,954)	(527,571)
Total	(109,602)	(204,790)	(489,321)	(609,992)

15. NON-OPERATING (EXPENSES) INCOME

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Allowance for losses on tax incentives	-	-	-	(14,473)
Allowance for/reversal of investment losses	454	480	(25,714)	8,026
Losses on write-off of fixed assets and deferred charges	-	14	(22,759)	(9,283)
Gains (losses) on investments	(970)	60	(974)	99
Amortization of goodwill on merger	-	-	(126)	(7,811)
Gain on investment write-off	-	-	26,216	-
Provision for/reversal of realization amount and losses of property,	-	-	20,384	51,522
plan and equipment
Other nonoperating expenses	-	-	(1)	3,339
Total	(516)	554	(2,974)	31,419

16. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records a provision for income and social contribution taxes on an accrual basis, and recognizes deferred taxes for temporary differences. The provision for income and social contribution taxes recognized in the statement of income is as follows:

Page: 41

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Income before taxes and profit sharing	403,918	71,500	833,895	191,943
Income of companies not subject to the calculation of
income and social contribution taxes(1)	-	-	12,221	62,862
Total of taxable income	403,918	71,500	846,116	254,805
IRPJ (Corporate Income Tax)
IRPJ on taxable income (10%+15%=25%)	(100,980)	(17,875)	(211,529)	(63,701)
Permanent additions	(21,883)	(487)	(77,008)	(40,177)
Goodwill amortization	-	-	(22,754)	(11,516)
Exchange variation on investments	(59)	(44)	(3,510)	(5,520)
Nonoperating equity in subsidiaries	(243)	-	(50)	-
Other additions	(21,581)	(443)	(50,694)	(23,141)
Permanent deductions	75,556	13,308	17,043	25,091
Equity in subsidiaries	74,003	13,187	-	-
Dividends from investments stated at acquisition cost	82	1	178	89
Recovery of federal taxes	-	-	-	1,387
Other deductions	1,471	120	16,865	23,615
Offset of tax loss carryforwards	-	-	3,411	1,634
Recognition of deferred income tax on tax loss carryforwards	-	-	5,817	-
Other	24	(4,506)	2,244	(3,539)
Effect of IRPJ on the Statement of Income	(47,283)	(9,560)	(260,022)	(80,692)
CSLL (social contribution on net profit)
CSLL on taxable income (9%)	(36,353)	(6,435)	(76,150)	(22,932)
Permanent additions	(7,877)	(175)	(26,231)	(12,938)
Goodwill amortization	-	-	(8,191)	(4,146)
Exchange variation on investments	(21)	(16)	(1,264)	(1,987)
Nonoperating equity in subsidiaries	(87)	-	(266)	-
Other additions	(7,769)	(159)	(16,510)	(6,805)
Permanent deductions	27,201	4,791	6,293	7,906
Equity in subsidiaries	26,641	4,748	-	-
Dividends from investments stated at acquisition cost	30	-	64	32
Recovery of federal taxes	-	-	-	499
Other deductions	530	43	6,229	7,375
Offset of tax loss carryforwards	-	-	1,220	587
Recognition of social contribution tax on tax loss
carryforwards	-	-	2,094	-
Other	-	133	(107)	(12)
Effect of CSLL on the Statement of Income	(17,029)	(1,686)	(92,881)	(27,389)
Effect of IRPJ and CSLL on the Statement of Income	(64,312)	(11,246)	(352,903)	(108,081)

(1) Negative result of subsidiaries which do not recognize income and social contribution taxes on tax loss carryforwards because they do not expect their realization.

Page: 42

17. CASH, BANKS AND TEMPORARY CASH INVESTMENTS

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Cash and banks	702	740	315,032	127,900
Temporary cash investments	986,812	1,431,604	3,049,514	3,846,052
Total	987,514	1,432,344	3,364,546	3,973,952

The breakdown of the temporary cash investments portfolio is as follows:

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Exclusive investment funds
Government securities	682,337	1,411,169	2,235,356	3,530,380
Private-sector securities	252,080	16,105	606,804	93,570
Cash and repos– Overnight	56,316	10,527	187,046	89,922
Derivatives	38	-	440	-
Provision for income tax – amending	(3,926)	(6,197)	(11,366)	(15,803)
Total exclusive investment funds	986,845	1,431,604	3,018,280	3,698,069
Overnight fund	-	-	-	120,377
CDB	-	-	3,583	5,670
Open investments funds	-	-	27,579	21,870
Investments abroad – certificates of deposit	-	-	377	466
Total investments	986,845	1,431,604	3,049,819	3,846,452

Partial block by court order	(33)	-	(305)	(400)
Total temporary cash investments	986,812	1,431,604	3,049,514	3,846,052

Exclusive investment funds are subject to obligation associated to the payment of services provided for the asset management, attributed to investment transactions, such as custody and audit fees, and other related expenses, and there are no relevant financial liabilities not Company’s assets to guarantee those liabilities.

Statement of Cash Flows

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Net Income	675,906	473,654	671,290	470,368
Minority interests	-	-	260,656	141,065
Items not affecting cash	(600,950)	(315,662)	3,221,448	3,474,604
Depreciation and amortization	256	312	2,470,957	2,731,232
Losses on accounts receivable	-	-	348,001	384,320
Provision for contingencies	1,215	921	650,898	488,078
Provision for pension plans	-	-	89,675	28,709
Recovery of expenses on pension plans - surplus	-	-	(81,209)	-
Deferred taxes	(1,660)	(29,096)	(206,343)	(120,108)
Tax Recovery	(69,758)		(69,758)
Loss (gain) on disposal of permanent assets	(454)	(494)	18,253	(37,528)
Equity in subsidiaries	(531,519)	(287,245)	-	-
Loss (gain) on Investments	970	(60)	974	(99)

To be continued

Page: 43

... continued.

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Changes in balance sheet accounts	98,521	60,553	(872,216)	(1,424,123)
Trade accounts receivable	-	-	(410,050)	(359,161)
Inventories	-	-	31,453	18,871
Personnel, payroll charges and benefits	2	(53)	11,812	292
Accounts payable and accrued expenses	(11,612)	(19,892)	(44,807)	(344,216)
Taxes	41,993	55,008	261,502	(71,447)
Financial Charges	-	45,936	(175,998)	(47,449)
Services exploitation licenses	-	-	(101,905)	47,591
Provisions for contingencies	(450)	(1,116)	(469,624)	(483,379)
Provisions for pension plans	-	-	(51,143)	(107,585)
Other assets and liabilities accounts	68,588	(19,330)	76,544	(77,640)
Cash flow from operating activities	173,477	218,545	3,281,178	2,661,914

Investment activities
Temporary investments in Fixed Income Securities	(475,389)	666,495	(439,615)	11,883
Funds obtained in the sale of permanent assets	-	15	47,708	15,272
Escrow Deposits	(372)	11,246	(871,807)	(277,552)
Investments in permanent assets	(1,385)	(68)	(1,317,712)	(1,504,903)
Dividends/JSCP received from Subsidiaries	241,145	220,708	-	-
Cash flow from investment activities	(236,001)	898,396	(2,581,426)	(1,755,300)

Financing activities
Dividends/Interest on Shareholders’ Equity paid in the year	(382,306)	(296,098)	(493,180)	(399,872)
Loans and financing	-	(272,189)	(815,978)	853,437
Obtained loans	-	-	601,028	1,915,937
Repayment loans	-	(272,189)	(1,417,006)	(1,062,500)
Cash flow from investment activities	(382,306)	(568,287)	(1,309,158)	453,565

Cash flow for the period	(444,830)	548,654	(609,406)	1,360,179

Cash, bank and temporary cash investments:
Ending balance	987,514	1,432,344	3,364,546	3,973,952
Beginning Balance	1,432,344	883,690	3,973,952	2,613,773
Changes in the year	(444,830)	548,654	(609,406)	1,360,179

(1) Reclassification in some lines of cash flows of 2006 took place, aiming at the adequacy to the way presented in the current year.

Supplementary cash flow information

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Income tax and social contribution paid	-	-	359,016	49,072
Interest paid from loans and financing (includes debentures)	-	13,507	472,133	494,313

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18. TEMPORARY INVESTMENTS

The Company holds securities issued by the Austrian Republic, bearing interest equal to a given percentage of CDI variation, and by the Official Credit Institute (ICO), a Spanish government entity, with fixed interest. The maturity of these securities is on December 19, 2008 and June 2, 2008, respectively, and the adjusted amount at the balance sheet date was R$ 475,389.

19. GOVERNMENT SECURITIES

Investments made by BrT in fixed rate federal securities represented by LTN (National Treasury Bills), maintained as guarantee for the participation in a bidding process of ANATEL, totaling the consolidated amount of R$53,573 at the balance sheet date, for which there is the reduction amount of R$17, resulting from the hedge transactions under interest rate swap modality, resulting in the net amount of R$53,556. Such securities are released for immediate availability of the Subsidiary with the completion of the bidding process associated thereto.

20. TRADE ACCOUNTS RECEIVABLE

The amounts related to trade accounts receivable are as follows:

CONSOLIDATED
	2007	2006
Billed services	1,597,040	1,476,842
Unbilled services	892,448	916,672
Sale of products	75,603	91,775
Subtotal	2,565,091	2,485,289
Allowance for loan losses	(375,390)	(357,635)
Services	(370,799)	(353,203)
Sale of products	(4,591)	(4,432)
Total	2,189,701	2,127,654
Current	1,681,551	1,632,138
Past-due
From 01 to 30 days	390,471	415,040
From 31 to 60 days	125,924	124,393
From 61 to 90 days	87,161	76,947
From 91 to 120 days	61,219	61,490
120 days	218,765	175,281

Page: 45

21. INVENTORIES

Maintenance and resale inventories, for which provisions for losses or adjustments to their estimated realization are recognized, are as follows:

CONSOLIDATED
	2007	2006
Resale inventories (cell phones and accessories)	53,532	96,476
Maintenance inventories	7,158	9,175
Provision for adjustment to realization value	(27,554)	(39,062)
Provision for probable losses	(425)	(2,425)
Total	32,711	64,164

22. LOANS AND FINANCING - ASSETS

CONSOLIDATED
	2007	2006
Loans	7,973	8,409
Total	7,973	8,409
Current	1,797	5,557
Long term	6,176	2,852

Loans and financing receivable refer to the transfer of funds to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. Loans and financing bear interest equal to the IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getulio Vargas (FGV).

23. DEFERRED AND RECOVERABLE TAXES

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Deferred taxes	22,324	17,735	1,608,083	1,407,142
Other recoverable taxes	332,550	304,835	989,635	1,186,436
Total	354,874	322,570	2,597,718	2,593,578
Current	13,683	42,915	804,500	944,115
Long term	341,191	279,655	1,793,218	1,649,463

Page: 46

Deferred taxes related to income and social contribution taxes

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Corporate income tax
Deferred income tax on:
Income tax loss carryforwards	-	-	498,803	433,124
Provision for contingencies	1,256	1,065	298,809	245,966
Provision for covering actuarial deficiency of pension plans	-	-	171,936	162,303
Allowance for loan losses	-	-	93,548	89,245
ICMS - Agreement No. 69/98 and 78/01	-	-	39,820	58,480
Provision for suspended payment - COFINS/CPMF	20,615	16,287	40,770	17,341
Provision for profit sharing	-	-	16,092	15,922
Provision for inventory losses	-	-	10,606	10,288
Provision for suspended payment - FUST	-	-	19,027	10,246
Allowance for losses – BIA	-	-	71	1,285
Unearned income	-	-	-	221
Other provisions	-	-	16,358	11,100
Subtotal	21,871	17,352	1,205,840	1,055,521
Social contribution tax
Deferred social contribution tax on:
Tax loss carryforwards	-	-	181,382	156,388
Provision for contingencies	453	383	109,082	90,014
Provision for covering actuarial deficiency of pension plans	-	-	61,897	58,429
Allowance for loan losses	-	-	33,677	32,128
Provision for profit sharing	-	-	6,476	6,421
Provision for inventory losses	-	-	3,818	3,704
Allowance for losses - BIA	-	-	25	463
Unearned income	-	-	-	79
Other provisions	-	-	5,886	3,995
Subtotal	453	383	402,243	351,621
Total	22,324	17,735	1,608,083	1,407,142
Current	6	4	336,513	270,782
Long term	22,318	17,731	1,271,570	1,136,360

The following table shows the periods in which the deferred tax assets related to income and social contribution taxes are expected to be realized, which are derived from temporary differences between book income on the accrual basis and taxable income, as well as in the tax loss carryforwards, if any. The realization periods are based on a technical study that used expected future taxable income generated as from the years when the temporary differences become deductible expenses for tax purposes. These assets are recorded in accordance with the requirements in the CVM Instruction No. 371/02 and the technical study submitted to the approval of the executive board and the Board of Directors, and the examination of the supervisory board.

Page: 47

COMPANY	CONSOLIDATED
2008	5	336,512
2009	1,704	139,354
2010	20,615	182,624
2011	-	162,798
1012	-	186,602
2013 to 2015	-	232,865
2016 to 2017	-	181,442
2018 and following years	-	185,886
Total	22,324	1,608,083
Current	6	336,513
Long term	22,318	1,271,570

The recoverable amount expected after 2017 is a result of a provision to cover the actuarial deficiency of pension plans that is being settled by subsidiary Brasil Telecom S.A. according to the maximum remaining period of 14 years, in line with the period established by the SPC (Secretariat for Pension Plans). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, this subsidiary is in a position to fully offset the deferred taxes within a period lower than ten years, if it opts to fully anticipate the repayment of the debt. The Company did not recognize tax credits in the amount of R$26,384, and R$161,879 in Consolidated, because of the lack of the necessary requirements in terms of history and/or history future taxable income. The indirect subsidiaries that did not recognize these tax credits were VANT, BrT Multimídia and BrT CS.

Other recoverable taxes

Consist of federal withholding taxes, credits for offset, and payments made, calculated based on legal estimates, which will be offset against future taxes payable. ICMS recoverable arises mostly from credits recorded upon the purchase of fixed assets, whose offset against ICMS payable may occur within up to 48 months, according to Supplementary Law No. 102/00.

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
ICMS (State VAT)	-	-	500,994	632,227
Corporate income tax	253,040	268,157	309,533	322,848
PIS and COFINS	147,358	-	237,768	183,307
Social contribution tax	9,752	36,678	14,164	44,269
FUST (Telecommunications Universal Service Fund)	-	-	724	720
Other	-	-	4,052	3,065
Subtotal	410,150	304,835	1,067,235	1,186,436
Provision to recoverable amount	(77,600)	-	(77,600)	-
Total	332,550	304,835	989,635	1,186,436
Current	13,677	42,911	467,987	673,333
Long term	318,873	261,924	521,648	513,103

The provision to recoverable amount corresponds to the tax credits portion which can be offset in a period that exceeds the next ten years.

Page: 48

24. FIXED-INCOME SECURITIES

Represented by CDB (bank certificates of deposit) of Banco de Brasília S.A. - BRB, bearing interest of 94%, 95% and 97% of the SELIC rate, maintained as guarantee for the financing obtained through the PRÓ-DF (Economic and Sustained Development Support Program of the Federal District) by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. These fixed-income securities will be maintained during the period of utilization and repayment of the financing (liability), whose grace period establishes the first payment for year 2019, repayable in 180 monthly, consecutive installments. This asset may be used to repay the final installments of that financing.

CONSOLIDATED
	2007	2006
Banco de Brasília S.A. – BRB – Bank Certificates of Deposit	3,709	3,280
Total	3,709	3,280

25. ESCROW DEPOSITS

Balances of escrow deposits related to contingencies with possible and remote risk of loss.

COMPANY	CONSOLIDATED
Restriction by nature of contingencies	2007	2006	2007	2006
Labor	-	-	250,564	198,343
Tax	5,552	5,284	103,705	133,656
Civil lawsuits	103	-	1,044,254	216,984
Total	5,655	5,284	1,398,523	548,983
Current	40	-	329,396	119,058
Long term	5,615	5,284	1,069,127	429,925

Escrow deposits tied to provisions for liabilities are shown as a deduction from such provisions. Refer to notes 7 and 34.

26. RECEIVABLE DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

Refer to the interest on shareholders’ equity, net of withholding income tax and dividends credited by the subsidiary Brasil Telecom S.A. in 2007, the amount receivable of which is R$ 474,247 (R$ 241,145 as of December 31, 2006).

Page: 49

27. OTHER ASSETS

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Pension funds – future recoverable contributions(1)	-	-	74,476	-
Tax credits acquired(2)	-	-	46,543	-
Advances to suppliers	450	-	19,038	59,183
Advances to employees	-	-	36,541	33,610
Amounts receivable from telecommunications companies	-	-	8,807	9,501
Prepaid expenses	8,424	8,900	65,830	100,207
Compulsory deposits	-	-	1,562	1,750
Assets for sale	-	-	1,280	1,016
Other	-	131	25,182	11,759
Total	8,874	9,031	279,259	217,026
Current	8,874	8,436	184,403	174,189
Long term	-	595	94,856	42,837

(1)	Asset recognized to be used on the offset of future employer contributions to the supplementary pension – TCSPREV plan, as mentioned in note 6.
(2)	State Letters of Credit, acquired for the full payment of ICMS Infraction notices issued against the Company.

28. INVESTMENTS

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Investments accounted for under the equity method	3,771,093	3,748,768	-	-
Brasil Telecom S.A.	3,751,699	3,719,264	-	-
Nova Tarrafa Participações Ltda.	18,620	28,123	-	-
Nova Tarrafa Inc.	774	1,381	-	-
Advances for future capital increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill on acquisition of investments	-	-	169,288	260,852
iG Cayman Ltd	-	-	107,464	161,019
MTH Ventures do Brasil Ltda.	-	-	29,431	51,504
iBEST companies	-	-	31,452	45,508
BRT Cabos Submarinos companies	-	-	941	2,821
Investments accounted for at cost	6,911	6,911	11,924	46,059
Tax incentives, net of provisions for losses	1,093	638	20,259	22,774
Other investments	-	-	39	389
Total	3,779,118	3,756,338	201,510	330,074

Advances for future capital increase in favor of the subsidiary were considered in the evaluation of investments, since the allocated contributions are only waiting for the formalization of the corporate documentation to complete the related capital increases.

Page: 50

Investments accounted for under the equity method: comprise the Company’s ownership interest held in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., the main data of which is as follows:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ equity	5,575,891	18,620	774
Capital	3,470,758	32,625	1,776
Book value per share (R$)	10.19	0.57	771.68
Net income (loss)	797,287	(9,503)	(370)
Number of shares held
Common shares	247,317,180	-	1,003
Preferred shares	120,911,021	-	-
Shares	-	32,624,928	-
Ownership interest - % (1)
In total capital	67.28%	99.99%	100%
In voting capital	99.09%	99.99%	100%

(1) Considers outstanding capital.

The equity in subsidiaries result consists of the following:

	Operating		Nonoperating
	2007	2006	2007	2006
Brasil Telecom S.A.	541,629	297,677	(970)	60
Nova Tarrafa Participações Ltda.	(9,503)	(9,803)	-	(3)
Nova Tarrafa Inc.(1)	(607)	(629)	-	-
Total	531,519	287,245	(970)	57

(1) Includes exchange variation related to investment abroad.

Investments accounted for at cost: represented by shareholdings obtained by converting shares from tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by these regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual programs and result from allocated amount of income tax payable.

Other investments: related to cultural assets.

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29. PROPERTY, PLANT AND EQUIPMENT

COMPANY
Type		2007			2006
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Assets for general use	5% - 20%	52,283	(51,543)	740	952
Other assets	19.9%(1)	188	(150)	38	52
Total		52,471	(51,693)	778	1,004

(1) Weighed annual average rate

CONSOLIDATED
Type		2007			2006
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Construction in progress	-	460,353	-	460,353	322,712
Public switching equipment	20%	5,156,451	(4,929,268)	227,183	371,709
Transmission equipment and means	16.9%(1)	12,521,489	(10,449,717)	2,071,772	2,661,538
Termination	20%	513,909	(469,381)	44,528	37,219
Data communication equipment	20%	2,169,375	(1,436,307)	733,068	824,318
Buildings	4.2%	957,334	(565,294)	392,040	412,638
Infrastructure	8.7%(1)	3,893,938	(2,582,980)	1,310,958	1,450,335
Assets for general use	18.5%(1)	1,217,013	(877,398)	339,615	369,982
Land	-	84,613	-	84,613	84,830
Other assets	-	66	-	66	66
Total		26,974,541	(21,310,345)	5,664,196	6,535,347

(1) Weighed annual average rate

According to the STFC concession agreements, the assets of subsidiary Brasil Telecom S.A. that are indispensable to providing the service and qualified as “returnable assets” will be automatically returned to ANATEL when the concession ends, and the Company will be entitled to the indemnities established in the legislation and the related agreements. The amount of returnable assets at the balance sheet was R$21,636,432 for cost, with residual value of R$3,288,196.

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Leasing

Financial lease agreements are entered into for IT equipment. The position of the long-term payables related to those contracts at the balance sheet date is as follows, per year of outlay.

CONSOLIDATED
	2007	2006
2007	-	20,953
2008	30,395	19,643
2009	11,601	7,614
Total minimum payments	41,996	48,210

Lease agreements bear charges subject to the DI-Over rate variation.

Insurance

The Company has an insurance policy program for covering returnable assets, loss of profits and contractual guarantees, as established in the Concession Agreement entered into with the government, and civil liability for telephony service operations.

The assets, liabilities and interests covered by insurance are as follows (unaudited):

Type	Coverage	Insured amount
		2007	2006
Operating risks	Buildings, machinery and equipment, premises, call centers, towers, infrastructure and IT equipment	12,705,368	12,046,261
Loss of profits	Fixed expenses and net income	8,669,400	9,015,211
Contractual guarantees	Compliance with contractual obligations	89,405	143,648
Civil liability	Telephony service operations	12,000	12,000

The Company contracted also insurance coverage related to civil liability of management, which also provides coverage for subsidiary Brasil Telecom S.A., whose total approximate amount is equivalent to US$90,000,000.00.

There is no insurance coverage for the optional civil liability, related to casualties with Company vehicles involving third parties.

30. INTANGIBLE ASSETS

COMPANY
	2007			2006
	Cost	Accumulated amortization	Net book value	Net book value
Data processing systems	148	(148)	-	30
Trademarks and patents	36	(26)	10	10
Other	3,702	(3,702)	-	-
Total	3,886	(3,876)	10	40

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CONSOLIDATED
	2007			2006
	Cost	Accumulated amortization	Net book value	Net book value
Data processing systems	2,166,965	(1,420,783)	746,182	861,197
Regulatory licenses	325,368	(78,075)	247,293	272,022
Trademarks and patents	687	(76)	611	1,112
Other	72,111	(16,627)	55,484	29,101
Total	2,565,131	(1,515,561)	1,049,570	1,163,432

31. DEFERRED CHARGES

CONSOLIDATED
	2007			2006
	Cost	Accumulated amortization	Net book value	Net book value
Installation and reorganization costs	302,054	(194,397)	107,657	133,825
Goodwill from merger	-	-	-	126
Other	14,251	(10,955)	3,296	4,516
Total	316,305	(205,352)	110,953	138,467

32. PAYROLL AND RELATED ACCRUALS

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Salaries and fees	-	-	6,010	4,402
Payroll charges	21	19	72,854	61,083
Social benefits	-	-	3,837	6,447
Other	-	-	7,691	6,648
Total	21	19	90,392	78,580

33. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Suppliers	437	140	1,496,446	1,481,376
Consignment in favor of third parties	22,349	34,258	154,198	138,423
Total	22,786	34,398	1,650,644	1,619,799
Current	22,786	34,398	1,637,188	1,613,090
Long term	-	-	13,456	6,709

The amounts recorded in long-term liabilities are derived from obligations as consideration for the use of third-party networks, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

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34. INDIRECT TAXES

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
ICMS, net of escrow deposits of Agreement No. 69/98	-	108	621,601	775,579
ICMS (State VAT)	-	108	811,743	993,117
Escrow deposits related to Agreement No. 69/98	-	-	(190,142)	(217,538)
PIS and COFINS (taxes on revenue)	6,569	6,499	168,156	83,612
Other	9	23	60,720	54,474
Total	6,578	6,630	850,477	913,665
Current	18	165	746,234	851,399
Long term	6,560	6,465	104,243	62,266

The balance of ICMS comprises amounts resulting from Agreement no. 69/98, which has been questioned in Courts and is deposited in an escrow deposited on a monthly basis. It also includes the ICMS deferral, based on incentives by the State Government of Paraná.

35. TAXES ON INCOME

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Corporate income tax
Payable	4,161	1,254	103,940	61,443
Law No. 8200/91 – Special monetary adjustment	-	-	5,491	6,171
Subtotal	4,161	1,254	109,431	67,614
Social contribution tax
Payable	65	44	30,080	18,698
Law No. 8200/91 – Special monetary adjustment	-	-	1,977	2,222
Subtotal	65	44	32,057	20,920
Total	4,226	1,298	141,488	88,534
Current	-	-	74,628	37,050
Long term	4,226	1,298	66,860	51,484

36. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Controlling shareholders	125,562	73,160	125,562	73,160
Dividends/ Interest on Shareholders’ Equity	135,075	84,853	135,075	84,853
IRRF Interest on Shareholders’ Equity	(9,513)	(11,693)	(9,513)	(11,693)
Minority interest	600,360	369,521	890,954	541,251
Dividends/ Interest on Shareholders’ Equity	581,216	365,118	829,031	499,536
IRRF Interest on Shareholders’ Equity	(40,932)	(50,317)	(58,130)	(67,443)
Unclaimed prior years’ dividends	60,076	54,720	120,053	109,158
Total shareholders	725,922	442,681	1,016,516	614,411
Employees and management profit sharing	-	-	81,328	76,334
Total	725,922	442,681	1,097,844	690,745

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37. LOANS AND FINANCING
(Includes debentures)

CONSOLIDATED
	2007	2006
Financing	4,284,543	5,129,237
Accrued interest and other charges on financing	98,860	242,496
Loans	-	3,457
Total	4,383,403	5,375,190
Current	496,775	1,109,564
Long term	3,886,628	4,265,626

Financing

CONSOLIDATED
	2007	2006
BNDES (National Bank for Economic and Social Development)	2,206,917	2,448,583
Local currency	2,112,204	2,240,615
Basket of currencies, including US dollar	94,713	207,968
Loans and financing	1,086,153	1,295,034
Local currency	52,506	61,973
Foreign currency	1,033,647	1,233,061
Public debentures	1,088,956	1,625,939
Suppliers– foreign currency	1,377	2,177
Total	4,383,403	5,371,733
Current	496,775	1,106,107
Long term	3,886,628	4,265,626

Financing in local currency: bear (i) fixed interest ranging from 2.4% p.a. to 11.5% p.a., resulting in a weighted average rate of 6.90% p.a.; and (ii) variable interest based on TJLP plus 2.3% to 5.5% p.a., UMBNDES plus 5.5% p.a., 104% of CDI, resulting in a weighted average rate of 11.13% p.a.

Financing in foreign currency: bear (i) fixed interest ranging from 1.75% p.a. to 9.38% p.a., resulting in a weighted average rate of 9.35% p.a.; and (ii) variable interest based on LIBOR and 1.92% p.a. above the YEN LIBOR, resulting in a weighted average rate of 3.28 p.a. LIBOR and YEN LIBOR rates as of December 31, 2007, for half-yearly payments, were 5.4% p.a. and 1.0825% p.a., respectively.

Public debentures issued by subsidiary Brasil Telecom S.A.

Forth public issue: 108,000 non-convertible debentures without renegotiation clause, with unit face value of R$10, amounting to R$1,080,000, carried out on June 1, 2006. Repayment term is seven years, maturing on June 1, 2013. Yield corresponds to an interest rate of 104.0% of CDI and its payment periodicity is semiannual. Repayment, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. At the balance sheet date there were no debentures from this issue in treasury.

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Loans

CONSOLIDATED
	2007	2006
Foreign currency loans	-	3,457
Total	-	3,457

Loans refer to a debt of VANT to its former controlling shareholder. This liability was settled on February 5, 2007.

Payment schedule

Long-term debt payment is scheduled for the following years:

CONSOLIDATED
	2007	2006
2008	-	437,569
2009	608,463	1,026,792
2010	719,714	588,426
2011	778,469	651,880
2012	640,969	520,459
2013	641,720	521,143
2014 and following years	497,293	519,357
Total	3,886,628	4,265,626

Breakdown of financing by currency/index

CONSOLIDATED
Adjusted by	2007	2006
TJLP	2,112,204	2,240,615
CDI	1,088,956	1,625,939
US dollar	394,979	488,391
Yen	241,933	351,786
Hedge of yen-denominated debt	398,112	398,518
UMBNDES – BNDES currency basket	94,713	185,881
Hedge of UMBNDES debt	-	22,087
IGP-DI	26,599	25,501
Other (fixed rate)	25,907	36,472
Total	4,383,403	5,375,190

Guarantees

Certain loans and financing raised are guaranteed by collateral of receivables from the provision of telephony services and the Parent Company’s surety.

For consolidated loans and financing, the Company maintains hedging contracts on 60.1% of these US dollar- and yen-denominated loans and financing entered into with third parties to hedge against significant fluctuations in quotations of these debt adjustment indices. As of December 31, 2007, considering the hedging

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transactions and foreign currency cash investments, the actual exposure was 3.6% (9.7% as of December 31, 2006). The gains and losses on these contracts are recognized on the accrual basis.

The debentures issued by Brasil Telecom S.A. are collateralized by a surety granted by the Company. Under the indenture, the Company, as intervening guarantor, undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the subsidiary related to its debentures.

38. SERVICE EXPLOITATION LICENSES

CONSOLIDATED
	2007	2006
Personal mobile service	242,162	275,985
STFC concession	-	67,363
Other licenses	11,314	12,033
Total	253,476	355,381
Current	78,844	135,848
Long term	174,632	219,533

The licenses for Personal Mobile Services are represented by the agreements entered into in 2002 and 2004 by 14 Brasil Telecom Celular S.A. with ANATEL, to exploit SMP services during a fifteen-year period in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Out of the contracted value, 10% was paid on execution date and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities scheduled for 2008-2010 (balance of three installments), and 2008-2012 (balance of five installments), depending on the year the agreements were executed. The remaining balance is adjusted based on the variation of IGP-DI, plus 1% per month.

The STFC concession as of December 31, 2006 refers to the provision recognized by Brasil Telecom S.A. on an accrual basis, based on the application of 1% upon the taxes net revenue. According to the concession agreement in effect, the payment in favor of ANATEL becomes due at each two-year period, set up for April of odd years and equivalent to 2% of net revenue verified in the previous year. The first payment was made in April 2007.

The amount of other licenses relates to BrT Multimídia and refers to the license granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in four equal, consecutive and annual installments, falling due in May.

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39. PROVISIONS FOR PENSION PLANS

Refer to the recognition by Brasil Telecom S.A. of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by this subsidiary appraised by independent actuaries in accordance with CVM Resolution No.371/00. Such sponsored plans are detailed in note 6.

CONSOLIDATED
	2007	2006
FBrTPREV – BrTPREV, Alternativo and Fundador plans	685,668	648,567
PAMEC plan	2,077	646
Total	687,745	649,213
Current	101,467	43,238
Long term	586,278	605,975

40. ADVANCES FROM CUSTOMERS

CONSOLIDATED
	2007	2006
Assignment of telecommunications means	91,273	92,630
Prepaid services	42,877	28,969
Other advances from customers	940	1,709
Total	135,090	123,308
Current	62,957	52,643
Long term	72,133	70,665

The long-term balance refers to the assignment agreements of telecommunications means, for which the customers made advances aimed at obtaining benefits for a more extensive period, and realization is estimated for the following years:

CONSOLIDATED
	2007	2006
2008	-	7,063
2009	7,920	6,976
2010	7,770	6,826
2011	7,718	6,774
2012	7,496	6,774
2013	7,238	6,766
2014	6,589	6,766
2015 and following year	27,402	22,720
Total	72,133	70,665

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41. OTHER LIABILITIES

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Obligations from reverse stock split	75,387	-	81,230	-
Self-financing funds	-	-	24,143	24,143
Bank credits and repeater receivables under processing	-	-	12,293	12,226
Other taxes	-	-	11,332	4,835
Obligations from acquisition of tax credits	-	-	7,053	15,086
Bonuses and premiums – subsequent periods	-	-	3,249	-
CPMF (tax on banking transactions) – suspended payment	-	-	2,421	2,286
Obligations with other telecommunications companies	-	-	1,616	1,616
Return of self–financing funds	-	-	607	737
Other	-	286	16,846	8,996
Total	75,387	286	160,790	69,925
Current	75,387	286	143,570	64,643
Long term	-	-	17,220	5,282

Self-financing funds

Correspond to the financial participation credits, paid by committed subscribers, for the purchase of the right of use of switched fixed telephone service, still under the discontinued self-financing modality. It happened that, as the shareholders of Brasil Telecom S.A. – Rio Grande do Sul branch (former CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the committed subscribers. Part of these committed subscribers, who did not accept this subsidiary’s Public Offering to return the referred credits in cash, as established in article 171, paragraph 2, of Law No. 6.404/76, are awaiting the termination of the ongoing lawsuit, filed by the Public Prosecution Office and Others, aiming at reimbursement in shares.

42. CAPITALIZABLE FUNDS

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule No. 261/97 by the Ministry of Communications, this fund raising mechanism was discontinued and the existing consolidated amount of R$7,974 (R$7,974 as of December 31, 2006) derives from plans sold prior to the issue of said Administrative Rule, the corresponding assets to which are already incorporated to fixed assets through the PCT (Community Telephony Plant). For reimbursement in shares, it is necessary to await a court decision on the suits filed by the interested parties.

43. INFORMATION BY BUSINESS SEGMENT - CONSOLIDATED

The information by segment refers to the business of the Company and its subsidiaries and has been identified based on their operating and management structure, as well as internal management information.

The transactions of the business segments have been carried out under market terms and conditions.

Results by segment, and balance sheet account presented, consider revenues, costs, and expenses directly linked to each segment and those that can be reasonably allocated.

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	2007
	Fixed telephony and data transmission	Mobile telephony	Internet	Call center	Adminis- tration	Eliminations between segments	Consolidated
Gross operating revenue	13,911,298	2,445,806	445,820	22,151	-	(827,687)	15,997,388
Deductions from gross revenue	(4,178,153)	(699,872)	(66,305)	(1,252)	-	6,740	(4,938,842)
Net operating revenue	9,733,145	1,745,934	379,515	20,899	-	(820,947)	11,058,546
Cost of services and sales	(5,487,894)	(1,531,692)	(55,203)	(20,517)	-	713,105	(6,382,201)
Gross profit	4,245,251	214,242	324,312	382	-	(107,842)	4,676,345

Operating expenses, net	(2,487,461)	(546,325)	(400,630)	(617)	(23,981)	108,859	(3,350,155)
Sales of services	(898,192)	(453,909)	(274,212)	-	-	140,961	(1,485,352)
General and administrative expenses	(1,158,241)	(128,803)	(68,475)	(617)	(16,957)	24,215	(1,348,878)
Management compensation	(8,290)	-	(808)	-	(1,448)	-	(10,546)
Other operating income (expenses)	(422,738)	36,387	(57,135)	-	(5,576)	(56,317)	(505,379)

Income (loss) from operations before financial expenses (income)	1,757,790	(332,083)	(76,318)	(235)	(23,981)	1,017	1,326,190

Trade accounts receivable	2,033,133	194,556	110,223	22,151	-	(170,362)	2,189,701
Inventories	6,165	26,546	-	-	-	-	32,711
Property, plant and equipment and intangible assets, net	5,254,440	1,399,206	59,332	-	788	-	6,713,766

	2006
	Fixed telephony and data transmission	Mobile telephony	Internet	Adminis- tration	Eliminations between segments	Consolidated
Gross operating revenue	13,653,447	1,788,972	342,050	-	(673,151)	15,111,318
Deductions from gross revenue	(4,234,182)	(541,595)	(42,508)	-	3,626	(4,814,659)
Net operating revenue	9,419,265	1,247,377	299,542	-	(669,525)	10,296,659
Cost of services and sales	(5,769,433)	(1,176,083)	(145,564)	-	631,151	(6,459,929)
Gross profit	3,649,832	71,294	153,978	-	(38,374)	3,836,730

Operating expenses, net	(2,328,060)	(548,647)	(215,156)	(18,077)	43,726	(3,066,214)
Sales of services	(986,621)	(432,432)	(135,687)	-	84,108	(1,470,632)
General and administrative expenses	(1,123,975)	(125,930)	(76,576)	(15,210)	19,427	(1,322,264)
Management compensation	(7,767)	-	(213)	(1,408)	-	(9,388)
Other operating income (expenses)	(209,697)	9,715	(2,680)	(1,459)	(59,809)	(263,930)

Income (loss) from operations before financial expenses (income)	1,321,772	(477,353)	(61,178)	(18,077)	5,352	770,516

Trade accounts receivable	1,966,744	196,266	69,383	-	(104,739)	2,127,654
Inventories	5,674	58,490	-	-	-	64,164
Property, plant and equipment and intangible assets, net	6,129,360	1,472,857	96,400	1,044	(882)	7,698,779

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44. STATEMENTS OF VALUE ADDED – DVA

COMPANY	CONSOLIDATED
	2007	2006	2007	2006

REVENUES	1,900	4,826	15,432,778	14,528,845
Sales of goods and services	-	-	15,997,388	15,111,318
Voluntary discounts and cancelations	-	-	(585,034)	(528,706)
Losses on accounts receivable	-	-	(348,001)	(384,320)
Other revenues	1,900	4,826	368,425	330,553

INPUTS ACQUIRED FROM THIRD PARTIES	(6,426)	(7,221)	(5,452,871)	(5,193,179)
Materials	-	-	(380,219)	(412,016)
Third parties services	(6,208)	(7,030)	(4,951,888)	(4,681,795)
Other third parties designations	(218)	(191)	(120,764)	(99,368)

RETENTIONS	(1,471)	(1,233)	(3,121,855)	(3,219,310)
Depreciation and amortization	(256)	(312)	(2,470,957)	(2,731,232)
Provisions for contingencies	(1,215)	(921)	(650,898)	(488,078)

NET ADDED VALUE PRODUCED	(5,997)	(3,628)	6,858,052	6,116,356

VALUE ADDED RECEIVED IN TRANSFER	873,214	573,917	861,947	882,448
Equity in subsidiaries	531,519	287,245	-	-
Dividends (investment stated at acquisition cost)	329	3	712	265
Financial income	341,366	286,669	773,796	803,387
Rental income	-	-	87,439	78,796

TOTAL VALUE ADDED FOR DISTRIBUTION	867,217	570,289	7,719,999	6,998,804

DISTRIBUTION OF THE VALUE ADDED

Work compensation	4,422	4,288	657,456	614,105
Payroll charges, benefits and profit sharing	4,422	4,286	310,404	311,232
Charges, social benefits and interests	-	2	257,377	274,164
Provisions for pension plans	-	-	89,675	28,709

Government - taxes	90,350	35,421	5,049,506	4,651,701

Donations and Sponsoring	-	10	11,499	9,902

Renters	96,539	56,916	1,069,595	1,111,663
Rentals, Leases and insurances	7,273	4,745	354,281	321,733
Financial expenses	89,266	52,171	715,314	789,930

To be continued ...

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... continued,

COMPANY	CONSOLIDATED
	2007	2006	2007	2006
Shareholders	675,906	473,654	790,560	587,825
Interest on Shareholder’s Equity	336,300	413,400	450,954	527,571
Dividends	305,811	36,572	305,811	36,572
Allocation to Legal Reserve	33,795	23,682	33,795	23,682

Minority Interests	-	-	145,999	26,894

Insufficiency of Amount Withheld	-	-	(4,616)	(3,286)

VALUE ADDED DISTRIBUTED	867,217	570,289	7,719,999	6,998,804

Other Information:
Dividends/JSCP Distributed with Added Value from
Previous Fiscal Years	74,180	-	74,180	-

45. LAW 11638/07 – AMENDMENTS TO THE BRAZILIAN CORPORATE LAW

Law No. 11638 was issued on December 28, 2007 and amends the provisions of the Brazilian Corporate Law – Law No. 6.404/76. Said law sets forth several amendments on the preparation of financial statements, aiming at aligning them with the international accounting standards and grants to the CVM (Brazilian Securities Commission) the power to issue standards for publicly traded companies. The main amendments introduced by said Law are effective from 2008 and refer to: (i) replacement of the DOAR (Statements of Changes in Financial Position) for the Statement of Cash Flows; (ii) mandatory preparation of the DVA (Statement of Value Added); (iii) possible inclusion of tax bookkeeping in the commercial bookkeeping, with segregation between the commercial and tax statements; (iv) creation of subgroup Asset Appraisal Adjustment in shareholders' equity; (v) standardization of financial instruments measurement and classification criteria; (vi) mandatory evaluation the noncurrent assets recovery level; (vii) change on subsidiaries’ measurement parameters under the equity method of accounting; (viii) possible recognition of the Tax Incentive Reserve; and (ix) mandatory recognition of new assets at fair value, in cases of merger, consolidation or spin-off.

The Company already issues the Statement of Cash Flows and the Statement of Value Added, and the segregation of Intangible assets in permanent assets. On the date of preparation of these financial statements it was not possible to estimate the possible effects from adopting the other changes set forth by said law, applicable to the Company, which might impact its financial statements.

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46. SUBSEQUENT EVENT

Establishment of the company IG Participações S.A. and assignment of investments among subsidiaries

On January 7, 2008, the company iG Participações S.A. (“iG Part”) was established with a capital contribution in the amount of R$5, represented by the issue of five thousand registered common shares with no par value. Subscription and payment were carried out by BrTI and Freelance at the ratio of 98% and 2%, respectively. This company, headquartered in Brasília, DF, is engaged in holding capital in other companies, whether commercial or civil, and other entities, including consortiums, funds, foundations or associations, domestic or foreign, as partner or shareholder, whether a subsidiary or not, which are engaged in activities related to the telecommunications industry or the provisions of internet and similar services

On January 10, 2008, iG Cayman assigned its investment held in iG Brasil to iG Part in the amount of R$76,867, which represents a capital contribution corresponding to the issue of 76,866,991 registered common shares with no par value.

BNDES Financing for BrT Celular

On January 9, 2008 BNDES communicated the approval of a financing in the amount of R$259,100 to 14 Brasil Telecom Celular S.A., to be invested in the expansion and modernization of the mobile phone network (personal mobile service) by 2009. The financing shall have the total term of nine years and six months, with a thirty months grace period, as from which period the payment in eighty four installments shall begin. This financing bears charges based on the TJLP variation, plus 3.52% a year. Funding for this financing, which is already approved by the administrative bodies, is expected to occur in the periods of 2008 and 2009, after executing the contract and according to the procedures of the financing body.

Communication

We reproduced below the joint communication from the Company and Brasil Telecom S.A., disclosed after the balance sheet date:

Communication disclosed on January 9, 2008:

Brasil Telecom Clarifies CVM Consultation

In response to the Official Letters CVM/SEP/GEA-2/No. 003/08 and CVM/SEP/GEA-4/No. 004/08, sent, respectively, on January 08 and 09, 2008, regarding news that are being published by the press, such as Valor Econômico newspaper, under the heading “BrT prepares corporate restructuring” and “Oi buys back shares with an eye on possible consolidation”, comments of the “De olho na bolsa (An eye on the Stock market)”, as well as due to the today’s notes published on Radar On-Line (“Telemar Buys Brasil Telecom”), Brasil Telecom Participações S.A. and Brasil Telecom S.A. (jointly, the “Companies”) clarify that they have no participation on a occasional negotiation regarding the pledging of shares companies in its corporate structure by their controlling shareholders. In addition, the Companies reinforce that they have not entered into any agreement, even preliminary, regarding merge or purchase or sale with Oi/Telemar or with any other company or investment vehicle.

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The Companies also communicate that the group companies belonging to Brasil Telecom control network group (Solpart Participações S.A., Techold Participações S.A., Invitel S.A. and Zain Participações S.A., herein referred to as “Parent Companies”) were questioned and expressed themselves as follows:

“As is widely known by the Companies shareholders and by the market in general, the Parent Companies have been evaluating, with the assistance of specialized companies, several strategic alternatives for their participation on the Companies.

The Parent Companies clarify that, regarding rumors in contrary, and notwithstanding the fact that there are discussion on the matter, they did not take any decision as to carry out a corporate reorganization of the Companies, nor have they celebrated any agreement, even preliminary, regarding merge or purchase or sale with Oi/Telemar or with any other company or investment vehicle.

The Parent Companies inform that, under the applicable laws and regulations, they will promptly disclose any material act or event which takes place.

Brasília, January 9, 2008

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.”

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47. AUTHORIZATION FOR COMPLETION OF THE FINANCIAL STATEMENTS

The meeting held by the Company’s Board of Directors on January 29, 2008, authorized the completion of these financial statements, which comprise the subsequent events to the closing date of the financial year 2007, and are therefore approved for disclosure.

Brasília (DF), January 29, 2008

Paulo Narcélio Simões Amaral	Célio José Godinho
Financial Officer	Accountant

-.-.-.-.-.-.-.-.-.-

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.